Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PMC-SIERRA, INC.,

ROSEWOOD ACQUISITION CORP.,

WINTEGRA, INC.

AND

CONCORD (K.T.) VENTURE MANAGEMENT LTD., AS STOCKHOLDERS’ AGENT

October 21, 2010

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EXHIBITS

Exhibit A	–	Form of Non-Competition Agreement

Exhibit B	–	FIRPTA Certificate

Exhibit C	–	IRS Notice

Exhibit D	–	[RESERVED]

Exhibit E-1	–	Form of Holdback Agreement

Exhibit E-2	–	Form of Holdback Escrow Agreement

Exhibit F	–	[RESERVED]

Exhibit G	–	Form of Company Closing Certificate

Exhibit H	–	Form of Invention Assignment Agreement

SCHEDULES

Schedule 1-A	–	Key Employees

Schedule 1-B	–	Equity Holders to Sign Non-Competition Agreements

Section 1.8(f)	–	Principal Employees

Section 1.8(f)(iii)

Schedule 5.6(c)	–	Allocation of 2010 Distribution

Schedule 6.3(r)	–	Contracts to be Terminated

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Schedule 8.2(a)(vii)	–	Special Indemnities

Schedule 9.3(a)	–	Indebtedness Exceptions

Schedule 9.3(b)	–	Other Employees

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INDEX OF DEFINED TERMS

Page

102 Trust Period	14
102 Trustee	14
2009 Israeli Income Tax Return	69
2010 Distribution	66
401(k) Plan	66
Acquisition Proposal	88
Action of Divestiture	65
Actual Earnout Revenue	9
Affiliated Group	88
Agent Expenses	83
Aggregate Merger Consideration	4
Agreement	1
Ancillary Agreements	23
Annual Plan of Record	10
Audit	88
Audited Financial Statements	89
Base Period	10
Base Period Revenue	10
Business Day	89
Cash Consideration	16
Cause	89
Certificate of Merger	3
Claim	67
Claim Notice	81
Closing	2
Closing Date	2
COBRA	40
Code	89
Company	1
Company Authorizations	27
Company Board	1
Company Bylaws	3
Company Capital Stock	89
Company Certificate	15
Company Certificate of Incorporation	3
Company Common Stock	11
Company Contracts	48
Company Disclosure Schedule	89
Company Employee Plans	39
Company Fees and Expenses	89
Company Holders	4
Company Intellectual Property	90
Company Material Adverse Effect	90

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Company Option	90
Company Preferred Stock	20
Company Products	90
Company Registered Intellectual Property	91
Company Restricted Stock	91
Company Stock Plans	91
Company Stockholders	4
Company Subsidiary	91
Company Warrant	91
Confidentiality Agreements	63
Consolidated Earnout Revenue Statements	6
Contaminants	31
Contract	91
Conversion Ratio	91
Copyleft License	91
Co-Sale Agreement	1
Customer Information	31
Damages	79
Delaware Law	1
Designee	84
Dispute Period	82
Dissenting Shares	12
Division	8
Earnout Arbitrator	7
Earnout Calculation Statement	6
Earnout Dispute Notice	6
Earnout Holders	5
Earnout Period	10
Earnout Revenue	10
Effective Time	3
Employment Agreement Amendments	2
End Date	77
Environmental Claim	92
Environmental Laws	92
ERISA	39
ERISA Affiliate	38
Escrow Agent	79
Escrow Agreement	73
Escrow Amount	4
Escrow Fund	79
Escrow Period	81
Escrow Release Date	81
Event of Acceleration	10
Exchange Ratio	92
Expense Amount	4
Extraordinary Discount	10
Final Conversion Schedule	16

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Final Vesting Date	6
Financial Statements	92
FIRPTA Certificate	67
Foreign Benefit Plan	41
Fully Diluted Earnout Share Number	5
Fully Diluted Share Number	92
GAAP	24
Governmental Entity	24
Grants	53
HSR Act	56
Holdback Escrow Agreements	1
Indebtedness	92
Indemnifying Persons	79
Information Statement	61
Initial Amount	4
Initial Merger Consideration	4
Institution	93
Intellectual Property	93
Intellectual Property Rights	93
Interim Balance Sheet	93
Interim Balance Sheet Date	24
Interim Financial Statements	93
Interim Option Ruling	15
Interim Withholding Tax Ruling	18
Invention Assignment Agreements	2
IRS	93
Israeli Options Tax Ruling	15
Key Employees	1
Knowledge	93
Lease Agreements	45
Legal Requirement	94
Liability	94
Lien	94
Materials of Environmental Concern	94
Maximum Premium	68
Measurement Period	10
Merger	1
Merger Sub	1
NDA	63
Non-Competition Agreements	2
Officer Indemnified Parties	67
Open Source Software	94
Ordinance	14
Other Employees	94
Parachute Payment Waiver	71
Parent	1
Parent Common Stock	94
Parent Indemnified Person	79

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Parent Indemnified Persons	79
Parent Options	94
Parent Stock Average Closing Price	94
Paying Agent	15
Per Share Escrow Amount	94
Per Share Expense Amount	95
Per Share Merger Consideration	95
Per Share Shareholder Earnout Amount	10
Permitted Lien	95
Permitted Tax Liens	95
Person	95
Principal Employees	10
Privacy Policies	32
Proportionate Indemnification Share	96
Retention Costs	96
Section 102	14
Series A Preferred	20
Series B Preferred	20
Series C Preferred	20
Series D Preferred	20
Series E Preferred	20
Shareholder Earnout Payment	10
Shrink-Wrapped Code	96
Software	96
Source Code	96
Special Claims	79
Specified Representations	96
Stockholders’ Agent	1
Straddle Period	96
Successor Parent Option	5
Surviving Corporation	2
Takeover Statute	52
Tax	96
Tax Arbitrator	71
Tax Authority	97
Tax Claim	70
Tax Return	97
Taxes	96
Technology	97
Third Party Claim	84
Third Party Claim Notice	84
Trade Secrets	93
Transfer Tax	97
Treasury Regulations	97
Unvested Company Option	13
Vested Company Option	13
Voting Debt	21
Warranty Obligations	53
Withholding Tax Ruling	18

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (together with the Company Disclosure Schedule and the other schedules hereto, this “Agreement”), dated as of October 21, 2010, by and among PMC-Sierra, Inc., a Delaware corporation (“Parent”), Rosewood Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Wintegra, Inc., a Delaware corporation (the “Company”), and Concord (k.t.) Venture Management Ltd., as Stockholders’ Agent (the “Stockholders’ Agent”).

RECITALS

WHEREAS, the Board of Directors of Parent has approved, and deems it advisable and in the best interests of its stockholders to consummate, the merger (the “Merger”) of Merger Sub with and into the Company, upon the terms and subject to the conditions set forth herein; and

WHEREAS, the Board of Directors of the Company (the “Company Board”), having carefully considered the long-term prospects and interests of the Company and its stockholders and determined that the Merger is advisable and that it is in the best interest of its stockholders to consummate the transactions contemplated hereby, has approved the transactions contemplated hereby and has resolved to recommend to its stockholders the adoption of this Agreement, the Merger and the other transactions contemplated hereby, upon the terms and subject to the conditions set forth herein; and

WHEREAS, an irrevocable action by written consent of Company Stockholders sufficient to adopt this Agreement and the Merger and to consummate the transactions contemplated hereby in accordance with the provisions of the Delaware General Corporation Law (“Delaware Law”) will be delivered to Parent promptly following the execution of this Agreement; and

WHEREAS, the holders of the majority required pursuant to the Company’s Certificate of Incorporation out of the voting power of the outstanding shares of the Company Preferred Stock are delivering to Parent and the Company simultaneously with the execution of this Agreement an agreement and irrevocable election to automatically convert all outstanding shares of Company Preferred Stock into shares of Company Common Stock immediately prior to the Effective Time; and

WHEREAS, at or prior to the execution and delivery of this Agreement, all rights of first refusal applicable to the transactions contemplated herein granted pursuant to the Sixth Amended and Restated Right of First Refusal and Co-Sale Agreement by and among the Company and the stockholders named therein, dated October 31, 2008 (the “Co-Sale Agreement”) have been duly and validly waived or terminated; and

WHEREAS, as a condition and inducement to Parent to enter into this Agreement and incur the obligations set forth herein, at or prior to the execution and delivery of this Agreement but contingent upon and effective as of the Closing, (A) the individuals identified on Schedule 1-A (the “Key Employees”) are (i) entering into holdback agreements and escrow agreements in the form of Exhibits E-1 and E-2 respectively, (together, the “Holdback Escrow

Agreements”), (ii) entering into amendments to their employment agreements (the “Employment Agreement Amendments”) and (iii) entering into invention assignment agreements in the form of Exhibit H (the “Invention Assignment Agreements”) and (B) those equity holders of the Company identified on Schedule 1-B are entering into non-competition and confidentiality agreements with Parent contingent upon and effective as of the Closing, each in substantially the form attached as Exhibit A (the “Non-Competition Agreements”); and

WHEREAS, the Boards of Directors of each of Parent, Merger Sub and the Company, and the sole stockholder of Merger Sub have approved this Agreement, the Merger and the other transactions contemplated hereby in accordance with the provisions of Delaware Law;

NOW, THEREFORE, in consideration of the foregoing and the respective covenants, agreements, representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger.

At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation and a wholly owned subsidiary of Parent. The Company, as the Surviving Corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

Section 1.2 Closing.

The closing of the Merger (the “Closing”) shall take place at 9:00 a.m., California time, on a date (the “Closing Date”), to be specified by the parties, which shall be no later than the third Business Day after satisfaction or waiver of all of the conditions set forth in ARTICLE VI of this Agreement (other than the conditions which can be satisfied only on the Closing Date) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Palo Alto, California 94301, or such other time, date or place as agreed to in writing by the parties hereto; provided, however, that Parent shall have no obligations to close during the final two weeks of any Parent fiscal quarter. All deliveries to be made or other actions to be taken at the Closing shall be deemed to occur simultaneously, and no such delivery or action shall be deemed complete until all such deliveries and actions have been completed or the relevant parties have agreed to waive such delivery or action. If the Closing does not occur, any delivery made or other action taken at the Closing shall be deemed not to have occurred and be without force or effect.

Section  1.3 Effective Time.

Upon the terms and subject to the conditions set forth in ARTICLE VI of this Agreement the parties hereto shall cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”) as soon as practicable on the Closing Date. The parties hereto shall make all other filings, recordings or publications required by all applicable Legal Requirements in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law or at such later time as shall be agreed upon in writing by the parties and specified in the Certificate of Merger (the “Effective Time”), which specified time shall be a time on the Closing Date.

Section 1.4 Effect of the Merger.

At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation and Bylaws.

At the Effective Time, the amended and restated certificate of incorporation of the Company (the “Company Certificate of Incorporation”) shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Company Certificate of Incorporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Wintegra, Inc.” At the Effective Time, the bylaws of the Company (the “Company Bylaws”) shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Company Bylaws.

Section 1.6 Directors and Officers.

Unless otherwise determined by Parent prior to the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. Unless otherwise determined by Parent prior to the Effective Time, the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed. In addition, unless otherwise determined by Parent prior to the Effective Time, Parent, the Company and the Surviving Corporation shall cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the directors and officers, respectively, of each of the Company Subsidiaries immediately after the Effective Time, each to hold office as a director or officer of each such Company Subsidiary in accordance with the provisions of the laws of the respective jurisdiction of organization and the respective bylaws or equivalent organizational documents of each such Company Subsidiary.

Section  1.7 Consideration for the Merger.

(a) Notwithstanding any other provision of this Agreement, the aggregate amount (including any amounts withheld pursuant to Section 1.14) Parent shall pay or cause to be paid to the (i) holders of shares of Company Common Stock (after giving effect to Section 1.9(a)(ii) and 1.9(c) or (d)) (the “Company Stockholders”) either directly or, if applicable, to the 102 Trustee for the benefit of such Company Stockholders, as applicable, and (ii) holders of all Company Options and all other equity interests of the Company (either directly or, if applicable, to the 102 Trustee for the benefit of the holders of such Company Options (such holders, together with the Company Stockholders, the “Company Holders”), in exchange for the acquisition by Parent of all shares of Company Capital Stock and the cancellation or termination, as applicable, of all Company Options, Company Warrants and all other rights to acquire Company Capital Stock or other equity securities of the Company (whether vested, unvested, earned, unearned or contingent) shall be an amount equal to (A) Two Hundred and Forty Million Dollars ($240,000,000) (as adjusted, the “Initial Merger Consideration”) plus (B) an amount equal to the aggregate Shareholder Earnout Payment (the sum of the Initial Merger Consideration plus the aggregate Shareholder Earnout Payment, the “Aggregate Merger Consideration”), subject to the adjustments set forth in Section 1.7 and in Section 1.8 which shall consist of:

(i) an amount (the “Initial Amount”) equal to the Initial Merger Consideration less the Escrow Amount and the Expense Amount, which shall be payable in cash to the Company Holders, or, with respect to holders of Unvested Company Options, in Parent Options, in accordance with Sections 1.9, 1.10 and 1.11;

(ii) an amount equal to Twenty-Four Million Dollars ($24,000,000) (the “ Escrow Amount”) in cash, which shall be deposited with the Escrow Agent pursuant to Section 8.1 and an amount equal to Three Hundred Thousand Dollars ($300,000) (the “Expense Amount”) in cash, which shall be deposited with the Escrow Agent pursuant to Section 8.5(b); and

(iii) an amount equal to the Shareholder Earnout Payment, which shall be payable in cash as set forth in Section 1.8.

(b) The Initial Merger Consideration is subject to the following adjustments:

(i) the Initial Merger Consideration shall be reduced by the aggregate of any unpaid Indebtedness of the Company and the Company Subsidiaries as of the Closing; and

(ii) the Initial Merger Consideration shall be reduced by the aggregate amount of any Company Fees and Expenses in excess of Two Million Dollars ($2,000,000).

(c) The calculation and allocation of the Initial Amount, the Escrow Amount and the Initial Merger Consideration pursuant to ARTICLE I hereof and all related exhibits, schedules and calculations required thereunder shall be appropriately adjusted to reflect such adjustments set forth in Section 1.7(b).

Section 1.8 Earn-Out Payment.

(a) Payment of Earnout Payments. Subject to the terms and conditions of this Agreement, including this Section 1.8, in addition to the consideration payable pursuant to Section 1.7, Parent shall pay or cause to be paid to the Company Holders, or, where applicable, to the 102 Trustee, by wire transfer of immediately available funds, in respect of:

(i) each share of Company Common Stock (including shares of Company Common Stock issued on conversion of shares of Company Preferred Stock pursuant to Section 1.9(a)(ii)) owned by such Company Holders that is issued and outstanding immediately prior to the Effective Time; and

(ii) each share of Company Common Stock subject to a Company Option immediately prior to the Effective Time which is (x) a Vested Company Option, or (y) an Unvested Company Option and either (A) the successor Parent Option issued in respect of such Unvested Option pursuant to Section 1.10(a) (the “Successor Parent Option”) has actually vested in accordance with its terms as of the last day of the Earnout Period or (B) the Successor Parent Option in respect of such Unvested Option has not expired as of, and may vest in accordance with its terms after, the last day of the Earnout Period, but excluding, in any event, Unvested Company Options whose Successor Parent Options terminated prior to the end of the Earnout Period; and

(iii) each share of Company Common Stock into which all Preferred Stock issuable upon exercise of a Company Warrant are convertible immediately prior to the effective time (the holders of the shares referred to in clauses (i), (ii) and (iii) above are referred to as the “Earnout Holders”, and the sum of the number of shares of Company Common Stock referred to in clause (i) above plus the number of shares of Company Common Stock referred to in clause (ii) above plus the number of shares of Company Common Stock referred to in this clause (iii) above are referred to as the “Fully Diluted Earnout Share Number”), an amount in cash equal to the Per Share Shareholder Earnout Amount (less, with respect to any vested Company Option for which the exercise price thereof exceeded the Per Share Merger Consideration, the excess of such exercise price over the Per Share Merger Consideration), within ten (10) Business Days of the delivery of the Shareholder Earnout Payment Schedule by the Stockholders’ Agent in accordance with Section 1.8(c).

(b) Limitations. Notwithstanding any other provision of this Agreement:

(i) in no event shall the aggregate amount of the Shareholder Earnout Payment exceed $60,000,000;

(ii) other than in the case of a Company Holder who is subject to U.S. federal income tax with respect to the receipt of any portion of the Shareholder Earnout Payment in respect of Unvested Company Options that are part of the Fully Diluted Earnout Share Number, any payment pursuant to this Section 1.8 in respect of any shares of Company Common Stock subject to an Unvested Company Option that is referred to in subsection (a)(ii)(y)(B) above shall be paid out to the holder thereof in accordance with the vesting schedule of the successor Parent Option of such Unvested Company Option. As soon as possible following the date on which the last of the Parent Options that succeeded the Unvested Company Option that are referred to in subsection (a)(ii)(y)(B) above, becomes vested (the “Final Vesting Date”), Parent shall deliver to the Stockholders’ Agent a table showing each of such Parent Options that has either expired or terminated during the period commencing on the first day following the end of the Earnout Period and ending on the Final Vesting Date and the amount out of the Shareholder Earnout Amount allocable to such Unvested Company Option and successor Parent Options forfeited as a result thereof. Such forfeited amount shall be allocated and paid to the Earnout Holders (other than those forfeited) in proportion to the previous allocations of Shareholder Earnout Payment made to them. Based on the information provided by Parent, the Stockholders’ Agent shall calculate the allocation of such forfeited amount, and Parent shall make the payments of such forfeited amount to the remaining Earnout Holders within ten (10) Business Days after delivery of such calculation to Parent.

(c) Calculation of Earnout Amounts; Dispute Resolution. As soon as reasonably practicable following the completion of the audit of each Measurement Period but not later than sixty (60) days after the expiration of such Measurement Period, Parent shall prepare and deliver to the Stockholders’ Agent a consolidated schedule of revenue of the Division for the Measurement Period (the “Consolidated Earnout Revenue Statements”) along with a statement setting forth in reasonable detail the calculation of: (i) if such Measurement Period is the Base Period, Base Period Revenue; and (ii)  if such Measurement Period is the Earnout Period, Actual Earnout Revenue, Earnout Revenue and the Shareholder Earnout Payment (if any) (the “Earnout Calculation Statement”). Parent shall afford to the Stockholders’ Agent and its advisors and representatives reasonable access during normal business hours and upon reasonable notice after delivery of Consolidated Earnout Revenue Statements and the Earnout Calculation Statement to the books of account and records used to prepare the Consolidated Earnout Revenue Statements and the Earnout Calculation Statement, and to management of the Division for purposes of verifying the calculation of the Shareholder Earnout Payment. The Stockholders’ Agent shall notify Parent in writing within twenty (20) Business Days of receipt of both the Consolidated Earnout Revenue Statements for the Earnout Period and the Earnout Calculation Statement as to whether the Stockholders’ Agent disputes the determination of the Shareholder Earnout Payment, setting forth in reasonable detail the specific items in dispute and the basis for the dispute (an “Earnout Dispute Notice”). If the Stockholders’ Agent does not deliver an Earnout Dispute Notice within twenty (20) Business Days of receipt of both the Consolidated Earnout Revenue Statements for the Earnout Period and the Earnout Calculation Statement, or if the Stockholders’ Agent accepts the amounts set forth in the Consolidated Earnout Revenue Statements for the Earnout Period and the Earnout Calculation Statement in writing, the Shareholder Earnout Payment calculations as contained in the Earnout Calculation Statement shall be deemed final and binding. In the event an Earnout Dispute Notice is delivered, (i) the undisputed portion of the Shareholder Earnout Payment shall be deemed final and binding and Parent shall pay the undisputed portion of the Shareholder Earnout Payment to the Earnout Holders within ten (10) Business Days of the delivery of the Earnout Dispute Notice and (ii) Parent and the Stockholders’ Agent (or the designated representative of the Stockholders’ Agent) shall meet within ten (10) Business Days of the delivery of such Earnout Dispute Notice to attempt to resolve such dispute in good faith. If a final resolution of such dispute is reached as reflected in an agreement in writing, the agreed upon Shareholder Earnout Payment shall be deemed final and binding. If no final resolution is reached within fifteen (15) Business Days of the delivery of such Earnout Dispute Notice after good faith negotiation, either party may require that the dispute (other than a dispute as to the calculation of any aspect of the Earnout Calculation Statement) be resolved in accordance with the dispute resolution mechanism set forth in Section 9.3; provided, however, that if the dispute relates to the method of calculation of any aspect of the Earnout Calculation Statement, the dispute shall be submitted to an independent accounting firm of recognized national standing mutually agreed upon by Parent and the Stockholders’ Agent (the “Earnout Arbitrator”) if the dispute relates to the calculation of any aspect of the Earnout Calculation Statement. The Earnout Arbitrator shall be authorized only to arbitrate the calculation of Actual Earnout Revenue and Base Period Revenue, but shall not have any authority to arbitrate any other dispute relating to the matters addressed in this Section 1.8. The Earnout Arbitrator shall be instructed to review the Consolidated Earnout Revenue Statements, the Earnout Calculation Statement, the Earnout Dispute Notice and all work papers related thereto to determine Actual Earnout Revenue or the Base Period Revenue, as the case may be, and use every reasonable effort to determine such amounts within sixty (60) days after the submission of such dispute to it, and in any event, as soon as practicable. The Earnout Arbitrator shall not undertake any review of any matters not specifically identified by the Stockholders’ Agent as being in dispute in the Earnout Dispute Notice and shall only decide the specific items under dispute by the parties and solely in accordance with the terms of this Agreement. In resolving any disputed item, the Earnout Arbitrator may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Earnout Arbitrator’s determination shall be based solely on presentations by Parent and the Stockholders’ Agent and an independent review by the Earnout Arbitrator of the books and records of Parent and on the definitions and other terms included herein. The Earnout Arbitrator shall set out the resolution of the dispute in writing, which shall be conclusive and binding upon the parties. The costs and expenses of the Earnout Arbitrator shall be borne (i) by Parent if the difference between the Shareholder Earnout Payment as determined by Parent and as determined by the Earnout Arbitrator is greater than the difference between the Shareholder Earnout Payment as determined by the Stockholders’ Agent and as determined by the Earnout Arbitrator or (ii) by the Company Holders (to be allocated among them on the basis of each Holder’s Proportionate Indemnification Share) if the difference between the Shareholder Earnout Payment as determined by Parent and as determined by the Earnout Arbitrator is lower than the difference between the Shareholder Earnout Payment as determined by the Stockholders’ Agent and as determined by the Earnout Arbitrator, or (iii) 50% by the Parent and 50% by the Company Holders (to be allocated among them on the basis of each Holder’s Proportionate Indemnification Share), in any other case.

(d) Operating Covenants During the Earnout Period. Unless Parent and the Stockholders’ Agent otherwise agree in writing, from and after the Effective Time until such time as the Earnout Period has expired, except as contemplated by this Agreement:

(i) the Surviving Corporation and the Company Subsidiaries shall operate and function as a single division of Parent (the “Division”);

(ii) Parent:

(1) shall not, and shall not direct the Division to, issue an end of life notice in connection with a Company Product during the Earnout Period without the prior written consent of the Division’s General Manager;

(2) shall not, and shall not direct the Division to, apply any pricing discounts (other than any discounts (including any Extraordinary Discount) permitted under Section 1.8(d)(iii)(4)) or other customer terms that would reasonably be expected to adversely impact the revenue of the Division in any material respect during the Earnout Period without the prior written consent of the Division General Manager;

(3) shall appoint Mr. Jacob Ben-Zvi as the Division General Manager with the authority to manage the day-to-day operations of the Division in the ordinary course in accordance with the Annual Plan of Record, but subject to Parent’s policies and controls generally applicable to Parent’s other divisions (including, for the avoidance of doubt, with respect to signature authorities and employment policies and procedures); and

(4) shall not terminate the employment of any of the Principal Employees without Cause without the prior written consent of the Division Manager.

(iii) the Division shall:

(1) maintain the production, pricing, sales, distribution, and marketing of the Company Products, and shall not issue an end-of-life notice or announce the anticipated end-of-life of any Company Product unless otherwise agreed in writing by Parent’s Chief Executive Officer;

(2) conform its account structure and its financial reporting and accounting policies and controls to those followed by Parent and otherwise comply with Parent’s policies and controls generally applicable to other divisions of Parent (including, for the avoidance of doubt, with respect to signature authorities and employment policies and procedures);

(3) operate substantially in accordance with the Annual Plan of Record; and

(4) not grant or offer any Extraordinary Discount on any Company Product at any time during the last two calendar quarters of 2011, unless otherwise agreed in writing by Parent’s Chief Executive Officer.

(e) Acceleration. In the event an Event of Acceleration occurs before the expiration of the Earnout Period, then (i) the Earnout Period shall expire upon the occurrence of such Event of Acceleration and (ii) the Shareholder Earnout Payment shall be Sixty Million Dollars ($60,000,000) and shall be due and payable by Parent within ten (10) Business Days of the occurrence of such Event of Acceleration.

(f) Earnout Definitions. The following capitalized terms shall have the meanings set forth below:

“Actual Earnout Revenue” means revenue of the Division recognized during the Earnout Period in accordance with GAAP applied in a manner consistent with Parent’s accounting policies; provided, however, that:

(i) So long as Jacob Ben-Zvi is the General manager of the Division, Actual Earnout Revenue shall not include any revenue recognized by the Division relating to or arising in connection with any sales subject to any discount in breach of the obligations set forth in Section 1.8(d)(iii)(4); and

(ii) In the event Parent:

(1) terminates a Principal Employee listed in Schedule 1.8(f)(i) or removes any such Principal Employee listed in Schedule 1.8(f)(i) from the position set forth opposite their name on Schedule 1.8(f)(i) without Cause at any time prior to the expiration of the Earnout Period, then, for purposes of this definition of Actual Earnout Revenue, revenue recognized by the Division from (but excluding) the date of such termination without Cause through the expiration of the Earnout Period shall be increased by 10%, and if both such individuals are so terminated or removed, then for purposes of this definition of Actual Earnout Revenue, revenue recognized by the Division from (but excluding) the date of such termination without Cause through the expiration of the Earnout Period shall be increased by 15%; and

(2) terminates any Principal Employee (other than the individuals listed in Schedule 1.8(f)(i)) without Cause at any time prior to the expiration of the Earnout Period, then for purposes of this definition of Actual Earnout Revenue, with respect to each such Principal Employee, revenue recognized by the Division from (but excluding) the date of such termination of such Principal Employee without Cause through the expiration of the Earnout Period shall be increased by 2%.

Notwithstanding any other provision in this Agreement (including Section 1.8(d)(ii)(4)), Parent shall have no liability to any Company Holder under this Agreement or otherwise for any such termination or removal other than the revenue adjustment provided for in this clause (ii).

“Annual Plan of Record” means the annual plan of record for fiscal year 2011 to be agreed between the Division General Manager and the Chief Executive Officer of Parent, and approved by the Board of Directors of Parent in connection with its normal year-end process.

“Base Period” means the period beginning on and including January 1, 2010 and ending on and including December 31, 2010.

“Base Period Revenue” means revenue of the Division recognized during the Base Period in accordance with GAAP applied in a manner consistent with Parent’s accounting policies.

“Earnout Period” means the period beginning on and including January 1, 2011 and ending on and including the earlier of (i) December 31, 2011 and (ii) the date the Earnout Period expires pursuant to Section 1.8(e).

“Earnout Revenue” means Actual Earnout Revenue; provided, however, that in the event that Base Period Revenue is less than Fifty-Eight Million Eight Hundred Thousand Dollars, Earnout Revenue shall be reduced by an amount equal to the remainder of (A) Fifty-Eight Million Eight Hundred Thousand Dollars ($58,800,000) minus (B) Base Period Revenue.

“Event of Acceleration” means the sale or transfer of the Surviving Corporation and the Company Subsidiaries (whether by sale of stock, sale of assets, merger or otherwise) to a third party (other than an affiliate of Parent); provided, however, that, for the avoidance of doubt, in no event shall a sale, merger, business combination or other change of control of Parent constitute an Event of Acceleration.

“Extraordinary Discount” means any discount other than (i) a discount set forth in Schedule 1.8(f)(iii) or (ii) approved in writing by the Chief Executive Officer of Parent.

“Measurement Period” means each of the Base Period and the Earnout Period.

“Per Share Shareholder Earnout Amount” means an amount equal to the quotient of (i) the Shareholder Earnout Payment divided by the Fully Diluted Earnout Share Number.

“Principal Employees” means the employees of the Company or a Company Subsidiary listed in Schedule 1.8(f)(ii).

“Shareholder Earnout Payment” means:

(i) if Earnout Revenue is less than or equal to Sixty Million Dollars ($60,000,000), zero;

(ii) if Earnout Revenue is greater than Sixty Million Dollars but less than or equal to Seventy Million Dollars ($70,000,000), an amount equal to the product of (A) 2.5 multiplied by (B) the remainder of (I) Earnout Revenue minus (II) Sixty Million Dollars ($60,000,000); or

(iii) if Earnout Revenue is greater than Seventy Million Dollars, an amount equal to the lesser of (1) the sum of (A) Twenty-five Million Dollars ($25,000,000) plus (B) the product of (I) 3.5 multiplied by (II) the remainder of (x) Earnout Revenue minus (y) Seventy Million Dollars ($70,000,000) and (2) Sixty Million Dollars ($60,000,000).

Section 1.9 Effect on Capital Stock.

(a) Conversion of Company Capital Stock.

(i) Company Common Stock. Except as provided in Sections 1.9(c) and 1.9(d), each share, par value $0.001 per share, of common stock of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (including any shares of Company Common Stock issued on conversion of Company Preferred Stock in accordance with Section 1.9(a)(ii)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and shall automatically be converted into the right to receive the Per Share Merger Consideration plus, subject to Section 1.8, the Per Share Shareholder Earnout Amount, in each case, subject to any escrow, withholding or indemnification contemplated in this Agreement.

(ii) Company Preferred Stock. Immediately prior to the Effective Time, all shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (including all shares of Company Preferred Stock issued on exercise of Company Warrants) shall have been converted or deemed converted by the holders of such shares in accordance with their terms into shares of Company Common Stock in accordance with the Company Certificate of Incorporation. Following the Effective Time, certificates representing shares of Company Preferred Stock prior to such conversion shall represent only the right to receive the Per Share Merger Consideration plus, subject to Section 1.8, the Per Share Shareholder Earnout Amount, in each case, with respect to the shares of Company Common Stock into which they were converted or deemed converted in accordance with this Section 1.9(a)(ii), subject to any escrow, withholding or indemnification contemplated in this Agreement, in respect of the number of shares of Company Common Stock into which such shares of Company Preferred Stock shall have been converted.

(iii) Calculation. The amount of cash each Company Stockholder is entitled to receive for the shares of Company Capital Stock held by such Company Stockholder as of immediately before the Effective Time shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Capital Stock held by such Company Stockholder immediately prior to the Effective Time.

(b) Capital Stock of Merger Sub. As of the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto or any holder thereof, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and shall automatically be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares of common stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

(c) Dissenters’ Rights. “Dissenting Shares” means any shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded properly in writing appraisal for such shares of Company Capital Stock in accordance with Section 262 of Delaware Law.

(i) Subject to clause (ii) of this Section 1.9(c), notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted as provided in Section 1.9(a), but the holder thereof shall be entitled only to such rights as are granted by Delaware Law.

(ii) Notwithstanding the provisions of clause (i) of this Section 1.9(c), if any holder of shares of Company Capital Stock who demands appraisal of such holder’s shares of Company Capital Stock under Delaware Law effectively withdraws or loses (through failure to perfect or otherwise) such holder’s right to appraisal, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s shares of Company Capital Stock shall automatically be converted into the right to receive the Per Share Merger Consideration plus, subject to Section 1.8, the Per Share Shareholder Earnout Amount (in each case, without interest) with respect to shares of Company Common Stock owned by such holder (including shares of Company Common Stock into which any shares of Company Preferred Stock are converted or deemed converted in accordance with Section 1.9(a)(ii)) subject to any escrow, withholding or indemnification contemplated by this Agreement, as provided in Section 1.9(a), upon surrender of the Company Certificates representing such Company Capital Stock pursuant to Section 1.11.

(iii) The Company shall give Parent (x) prompt notice of any written demands for appraisal or payment of the fair value of any shares of Company Capital Stock, withdrawals of such demands, and any other instruments served on the Company pursuant to Delaware Law relating to the Merger, and (y) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law or the Legal Requirements of any other applicable jurisdiction. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle, or offer to settle, any such demands. Following the Effective Time, Parent shall give the Stockholders’ Agent (x) prompt notice of any written demands for appraisal or payment of the fair value of any shares of Company Capital Stock, withdrawals of such demands, and any other instruments served on Parent pursuant to Delaware Law relating to the Merger, and (y) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Delaware Law or the Legal Requirements of any other applicable jurisdiction. Following the Effective Time, except with the prior written consent of the Stockholders’ Agent, neither Parent nor the Surviving Corporation shall voluntarily make any payment with respect to any demands for appraisal or settle, or offer to settle, any such demands.

(d) Cancellation of Certain Company Capital Stock. Notwithstanding anything herein to the contrary, at the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and shall not be taken into account for purposes of any amounts payable to the Company Holders hereunder.

Section 1.10 Company Options and Company Warrants.

(a) Unvested Company Options. Unvested Company Options shall not be accelerated at the Effective Time. At the Effective Time, each outstanding Company Option that is unexpired, unexercised and outstanding immediately before the Effective Time and which is unvested and not exercisable for Company Common Stock as of immediately before the Effective Time (each an “Unvested Company Option”) shall be assumed by Parent and shall convert into that number of Parent Options equal to (rounded down to the nearest whole share) the product of (A) the number of shares of Company Common Stock subject to such Unvested Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, each with an exercise price applicable to the Parent Option (rounded up to the nearest whole cent) equal to the per share exercise price applicable to the Unvested Company Option as of immediately before the Effective Time divided by the Exchange Ratio; provided, however, that in no case shall the exchange of a Company Option be performed in a manner that is not in compliance with the adjustment requirements of Section 409A of the Code. Each such Parent Option shall be subject to the same terms and conditions as applied to the Company Option immediately prior to the Effective Time, including but not limited to any vesting or exercisability provisions applicable to such Company Option immediately prior to the Effective Time (and, in the case of Unvested Company Options that are subject to the provisions of Section 102 of the Ordinance, to all rights and obligations that may be imposed under the Interim Option Ruling or the Israeli Options Tax Ruling, as applicable), other than any such vesting provision which would otherwise have caused an acceleration of vesting or exercisability upon the consummation of the transactions contemplated by this Agreement.

(b) [Reserved].

(c) Vested Company Options. At the Effective Time, each outstanding Company Option that is unexpired, unexercised and outstanding immediately before the Effective Time and which is vested and exercisable as of immediately before the Effective Time (each a “Vested Company Option”) shall be cancelled in exchange for the right to receive, subject to any escrow, withholding or indemnification contemplated in this Agreement, a cash payment from Parent (I) as soon as practicable following the Effective Time to the holder thereof equal to the number of shares of Company Common Stock with respect to which such option is vested and exercisable as of immediately before the Effective Time multiplied by the excess of (1) the Per Share Merger Consideration, over (2) the per share exercise price for such option and

(II) at the time set forth in Section 1.8 (subject to the terms and conditions of Section 1.8) to the holder thereof equal to the number of shares of Company Common Stock with respect to which such option is vested and exercisable as of immediately prior to the Effective Time multiplied by the per Share Shareholder Earnout Amount less, with respect to any vested Company Option for which the exercise price thereof exceeded the Per Share Merger Consideration, the excess of such exercise price over the Per Share Merger Consideration. On and after the Effective Time the Vested Company Options shall terminate and cease to be outstanding.

(d) Company Warrants. At the Effective Time, each Company Warrant that is unexpired, unexercised and outstanding immediately before the Effective Time and which is vested and exercisable as of immediately before the Effective Time shall be cancelled in exchange for the right to receive, subject to any escrow, withholding, or indemnification contemplated in this Agreement and subject to compliance with Section 1.11(c), a cash payment from Parent to the holder thereof (I) at the Effective Time, equal to the number of shares of Company Common Stock into which all shares of Preferred Stock issuable upon exercise of such Company Warrant are convertible in accordance with the Certificate of Incorporation of the Company multiplied by the excess of (1) the Per Share Merger Consideration, over (2) the product of (A) the exercise price per share of Preferred Stock for which such Company Warrant is exercisable multiplied by (B) the Conversion Ratio applicable to such shares of Preferred Stock, and (II) at the time set forth in Section 1.8 (subject to the terms and conditions of Section 1.8), equal to the number of shares of Company Common Stock into which all Preferred Stock issuable upon exercise of such Company Warrant are convertible in accordance with the Certificate of Incorporation of the Company multiplied by the Per Share Shareholder Earnout Amount. Neither the Surviving Corporation nor Parent shall assume any Company Warrant that is outstanding immediately prior to the Effective Time, whether or not then exercisable. Following the Effective Time, no Company Warrants shall be outstanding and any Company Warrants outstanding immediately prior to the Effective Time shall be null and void and shall not be exercisable for the securities of the Company, the Surviving corporation, the Parent or any other Person.

(e) Israeli Option Tax Ruling. As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants, in coordination with Parent, to prepare and file with the Israel Tax Authority an application for a ruling in relation to options granted to Israeli employees and consultants of Wintegra Ltd. which will provide, among other things, that: (i) the payments made in respect to Vested Company Options will not constitute a violation of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961 (“Section 102” and the “Ordinance,” respectively) as long as such payment is deposited with the trustee who is holding or controlling such Vested Company Options (the “102 Trustee”), and is released only after the lapse of the minimum trust period required by Section 102 of the Ordinance (the “102 Trust Period”); (ii) the assumption of the Unvested Company Options will not result in a taxable event with respect to such Company Options pursuant to Section 3(i) or Section 102 of the Ordinance, and with respect to such Company Options subject to Section 102 that tax continuity shall apply including with regard to the requisite holding period which will be deemed to have begun at the time of the grant of Company Options and with regard to the classification of the gain; (iii) Parent and anyone acting on its behalf shall be exempt from withholding tax in relation to any payments made to the 102 Trustee (which ruling may be subject to customary conditions regularly associated with such a ruling); and (iv) that the Escrow Amount in respect of the Vested Company Options and Company shares held by the trustee shall not be subject to Israeli Tax until actually received by the appropriate Company Holders (the “Israeli Options Tax Ruling”). Each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Options Tax Ruling. If the Israeli Options Tax Ruling is not granted prior to Closing, the Company shall seek to receive prior to the Closing an interim tax ruling confirming that Parent and anyone acting on its behalf shall be exempt from Israeli withholding tax in relation to any payments made to the 102 Trustee (the “Interim Option Ruling”). In the event that the Israeli Options Tax Ruling has not been received by the Closing, Parent shall delay the assumption of the Unvested Company Options of Israeli holders until receipt of either the Israeli Options Tax Ruling or a separate confirmation from the Israeli Tax Authority that such assumption will not constitute a tax event in Israel. In the event that the Israeli Options Tax Ruling or such other separate confirmation has not been received within 180 days of the Closing, unless otherwise instructed by the Israel Tax Authority, Parent will assume the Unvested Company Options as provided above and shall withhold any amount that may be required under law.

(f) The Company shall take all steps necessary prior to the Effective Time to cause the Company Options and Company Warrants to be treated as set forth in this Section 1.10 and in Section 1.8, including providing any necessary notices and obtaining any necessary consents or waivers. Copies of the relevant agreements governing all Company Options and Company Warrants have been made available to Parent.

Section 1.11 Surrender of Certificates and Payment.

(a) Paying Agent. U.S. Bank, N.A. (or its successor in interest or other institution selected by Parent with the reasonable consent of the Company) shall act as paying agent (the “Paying Agent”) in the Merger.

(b) Parent to Provide Cash. At the Closing, Parent shall deliver to the Paying Agent for exchange and payment in accordance with this ARTICLE I, an aggregate amount of cash equal to the Initial Amount less an amount equal to the product of (x) the Per Share Merger Consideration multiplied by (y) the number of shares of Common Stock subject to Unvested Company Options, as of immediately prior to the Effective Time; provided that, in the case of payments to employees or former employees of the Company for which Tax withholding is required, such payments may be made through the Company’s or Parent’s payroll processing service or system.

(c) Exchange Procedures. Prior to the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates representing Company Capital Stock or Company Warrants, as the case may be (each such certificate, a “Company Certificate”), whose Company Capital Stock or Company Warrants are converted into the right to receive the merger consideration, a letter of transmittal and instructions to the letter of transmittal for use in effecting the surrender of the Company Certificates in exchange for the merger consideration. Upon surrender of all Company Certificates held by a Company Holder for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto in respect of such Company Certificates, the Company Certificates so surrendered shall forthwith be cancelled and, subject to Section 1.15, the holder of such Company Certificates shall be entitled to receive in exchange therefor payment of cash in an amount equal to, (I) with respect to any company Common Stock, (1) the product of (A) the Per Share Merger Consideration and (B) the number of shares of Company Common Stock held by such holder (including the number of shares of Company Common Stock into which all remaining shares of Company Preferred Stock held by such holder) (the “Cash Consideration”), less (2) an amount equal to the product of (Y) the Per Share Escrow Amount plus the Per Share Expense Amount and (Z) the number of shares of Company Common Stock held by such holder (including the number of shares of Company Common Stock into which all remaining shares of Company Preferred Stock held by such holder immediately prior to the Effective Time were converted pursuant to Section 1.9(a)(ii)); and (II) with respect to any Company Warrants, (1) the product of (X) the excess of (i) the Per Share Merger Consideration minus (ii) the product of (A) the exercise price per share of Preferred Stock for which such Company Warrant is exercisable multiplied by (B) the Conversion Ratio applicable to such shares of Preferred Stock multiplied by (Y) the number of shares of Company Common Stock into which all Preferred Stock issuable upon exercise of such Company Warrant, represented by the Company Certificate so surrendered are convertible in accordance with the Certificate of Incorporation of the Company, less (2) an amount equal to the product of (Y) the sum of the Per Share Escrow Amount and Per Share Expense Amount multiplied by (Z) the number of shares of Company Common Stock into which all Preferred Stock issuable upon exercise of such Company Warrant, represented by the Company Certificate, are convertible in accordance with the Certificate of Incorporation of the Company. Until so surrendered, each outstanding Company Certificate that, prior to the Effective Time, represented Company Capital Stock will be deemed from and after the Effective Time, for all purposes, to evidence solely the right to receive a portion of the merger consideration in accordance with Section 1.9(a).

(d) Conversion Schedule. No later than three (3) Business Day prior to the expected Closing Date, the Company shall deliver to Parent a schedule (the “Final Conversion Schedule”) showing (i) for each Company Holder, as of the Closing Date: (A) the number and class of shares of Company Capital Stock held, (B) the number of shares and class of shares of Company Capital Stock subject to each Company Option, the exercise price per share, the exercise or vesting schedules thereof, and whether such Company Holder is an employee of the Company, (C) the number and class of shares of Company Capital Stock subject to each Company Warrant held, the exercise price per share, the number of shares of Company Preferred Stock issuable upon exercise of such Company Warrant in accordance with Section 1.10(d) hereof, and the Conversion Ratio applicable to any Preferred Stock issuable on exercise of such Company Warrant, (D) a calculation of the amount payable to such Company Holder on the Effective Date (I) pursuant to Sections 1.9(a) and 1.10 in respect of shares of Company Capital Stock, and (II) pursuant to Section 1.10(c) in respect of Vested Company Options, (E) the number of Parent Options issuable to each holder of Unvested Company Options, and (F) such Company Holder’s Proportionate Indemnification Share of the Escrow Amount (assuming no claims for Damages pursuant to ARTICLE VIII), (ii) an updated good faith itemized estimate of Company Fees and Expenses at the Closing (together with reasonable backup documentation in connection therewith) and (iii) an updated good faith itemized estimate of Indebtedness of the Company and the Company Subsidiaries at the Closing. An officer of the

Company shall certify that the Final Conversion Schedule correctly reflects the calculations required to be made pursuant to this Agreement, and the Company shall deliver the Final Conversion Schedule together with such certification to Parent at or prior to Closing.

(e) Transfers of Ownership. If any merger consideration is to be distributed to a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Company Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of payment in cash to any name other than that of the registered holder of the Company Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.11, none of the Paying Agent, the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirements.

(g) Return of Merger Consideration. Any merger consideration made available to the Paying Agent and not exchanged for Company Certificates in accordance with this Section 1.11 within six (6) months after the Effective Time shall be redelivered or repaid by the Paying Agent to Parent, after which time any holder of Company Certificates who has not theretofore delivered or surrendered such Company Certificates to the Paying Agent, subject to applicable Legal Requirements, shall look as a general creditor only to Parent for payment of the merger consideration. If any Company Certificates are not surrendered prior to the earlier of the second anniversary of the Effective Time and such time as the unclaimed merger consideration payable in exchange therefor would otherwise escheat to or become property of any Governmental Entity, such unclaimed merger consideration shall, to the extent permitted by applicable Legal Requirements, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 1.12 No Further Ownership Rights in Company Capital Stock; No Interest.

At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any shares of Company Capital Stock on the records of the Company. From and after the Effective Time, the holders of Company Certificates evidencing ownership of shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Legal Requirements. If, after the Effective Time, Company Certificates are presented to Parent or the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this ARTICLE I. Payments due under this ARTICLE I shall be made without interest.

Section 1.13 Lost, Stolen or Destroyed Certificates.

In the event that any Company Certificates shall have been lost, stolen or destroyed, Parent shall cause to be paid in exchange for such lost, stolen or destroyed Company

Certificates, upon the making of an affidavit of that fact by the holder thereof, such payment of the merger consideration as may be required pursuant to this ARTICLE I; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

Section 1.14 Taking of Necessary Action; Further Action.

If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of Parent, the Company and the Surviving Corporation are fully authorized in the name of their respective entities or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 1.15 Tax Withholding.

(a) Each of Parent, Merger Sub, the Surviving Corporation, the Escrow Agent and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the Initial Merger Consideration payable hereunder, or other payment otherwise payable pursuant to this Agreement or the Escrow Agreement, including for the avoidance of doubt any payments made in accordance with Section 1.10(e) above, the amounts required to be deducted and withheld under the Code, or any provision of any U.S. federal, state, local or non-U.S. Tax law. Any amounts so withheld shall be paid over to the appropriate Governmental Entity. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to, and actually received by, such holder in respect of whom such deduction and withholding was made.

(b) Without derogating from the foregoing provisions of Section 1.15(a) above, (i) with respect to any withholding under a Legal Requirement of the State of Israel with respect to Company Options, Parent, Merger Sub, the Surviving Corporation, the Escrow Agent and the Paying Agent, as the case may be and when applicable, shall act in accordance with the Interim Option Ruling or the Israeli Options Tax Ruling, in each case if obtained, provided that such ruling determines the withholding process in respect of such payment, (ii) in the case of a payment other than with respect to Company Options made to a Company Holder, if such Company Holder provides to the Paying Agent, Parent, Merger Sub, the Surviving Corporation, and the Escrow Agent, to its full satisfaction, together with the documents specified in Section 1.11(c), any of (A) a valid certificate of exemption from withholding Tax issued by the Israel Tax Authority and applicable to such Company Holder; (B) a valid ruling, interim ruling or written confirmation issued by the Israel Tax Authority that provides for a specific rate of withholding applicable to such Company Holder; (C) a valid tax ruling, interim ruling or written confirmation issued by the Israel Tax Authority that determines the treatment of payments to be made to Company Stockholders under this Agreement (the “Withholding Tax Ruling”), or (D) an interim tax ruling issued by the Israel Tax Authority either determining the treatment of payments to be made to Company Stockholders under this Agreement or providing an exemption from withholding (the “Interim Withholding Tax Ruling”), Parent, Merger Sub, the Surviving

Corporation, the Escrow Agent or the Paying Agent, as the case may be, shall withhold any amounts pursuant to such valid certificate or valid ruling issued by the Israel Tax Authority. The parties confirm their understanding of the applicable Legal Requirement that, unless otherwise explicitly required by the Israel Tax Authority, no Israeli tax withholding shall apply to, or shall be made with respect to, any amounts of the Initial Merger Consideration (other than in respect of the Unvested Company Options) solely by virtue of delivery of such amounts by or on behalf of Parent to the Paying Agent.

Section 1.16 Transfer Taxes.

All transfer, documentary, sales, use, stamp, registration and such other Taxes and fees (including any penalties and interest) imposed on any Company Holder or other Person entitled to receive merger consideration pursuant to the terms of this Agreement shall be borne and paid by such Company Holder or Person.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as of the date hereof and the Closing Date (except for such representations and warranties made only as a specific date) as set forth below.

Section 2.1 Organization, Standing and Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. The Company has the requisite corporate power to own, lease and use its properties and assets and to carry on its business as now being conducted and is duly qualified to do business and, in jurisdictions where such concept is recognized, is in good standing in each jurisdiction in which the ownership, leasing or use of its properties and assets, or the conduct of its business, makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The Company has delivered or made available to Parent a true and correct copy of the governing documents of the Company, as amended to date. The Company is not in violation of any of the provisions of its governing documents.

(b) Each Company Subsidiary is a corporation duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the laws of its jurisdiction of organization. Section 2.1(b)(i) of the Company Disclosure Schedule lists each entity that is a Company Subsidiary, its jurisdiction of organization and each jurisdiction in which such Company Subsidiary conducts business, owns or leases property or employs any employee or consultant. All the outstanding capital stock of each Company Subsidiary is owned directly or indirectly by the Company free and clear of all Liens and all claims or charges of any kind, and is validly issued, fully paid up and nonassessable. Each Company Subsidiary has the requisite corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and, in jurisdictions where such concept is recognized, is in good standing in each jurisdiction in which the ownership, leasing or use of its properties and assets, or the conduct of its business, makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The Company has delivered or made available to Parent a true, correct and complete copy of the governing documents of each Company Subsidiary, each as amended to date. None of the Company Subsidiaries is in violation of any of the provisions of its governing documents.

(c) Except as disclosed in Section 2.1(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

Section  2.2 Capitalization; Title to the Securities.

(a) The authorized capital stock of the Company consists of (i) 28,000,000 shares of Company Common Stock and (ii) 12,685,615 shares of Company Preferred Stock, par value $0.001 per share (“Company Preferred Stock”), of which 2,525,000 shares are designated “Series A Preferred Stock” (the “Series A Preferred”); 3,989,019 shares are designated “Series B Preferred Stock” (the “ Series B Preferred”); 5,211,751 shares are designated “Series C Preferred Stock” (the “Series C Preferred”); 426,512 shares are designated “Series D Preferred Stock” (the “Series D Preferred”); and 533,333 shares are designated “Series E Preferred Stock” (the “Series E Preferred”). As of the date hereof, (i) 5,002,353 shares of Company Common Stock are issued and outstanding; (ii) 2,524,996 shares of Series A Preferred are issued and outstanding, 3,959,037 shares of Series B Preferred are issued and outstanding, 4,094,268 shares of Series C Preferred are issued and outstanding, 426,512 shares of Series D Preferred are issued and outstanding, and 416,666 shares of Series E Preferred are issued; (iii) 694,336 shares of Company Common Stock are reserved for issuance under the Company Stock Plan; (iv) 4,195,444 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Options issued under the Company Stock Plan; (v) no shares of Company Common Stock are subject to issuance pursuant to outstanding Company Restricted Stock granted under the Company Stock Plan; (vi) 1,092,462 shares of Series C Preferred Stock and 66,667 shares of Series E Preferred Stock are subject to issuance pursuant to outstanding Company Warrants; (vii) no shares of Company Restricted Stock are outstanding and (viii) 15,235,508 shares of Company Common Stock are reserved for issuance upon conversion of Company Preferred Stock. All shares of outstanding Company Capital Stock are, and all shares of Company Capital Stock which may be issued pursuant to the exercise of outstanding Company Options or Company Warrants or the conversion of Company Preferred Stock will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of the Company Capital Stock are as set forth in the Company Certificate of Incorporation. Since the date of the filing of the Company Certificate of Incorporation, there has not occurred any event that would cause any adjustment or readjustment in the applicable conversion price of the Company Preferred Stock. As of the Closing, the issued and outstanding Company Capital Stock, Company Options, Company Restricted Stock and Company Warrants (including the shares subject to issuance pursuant to such outstanding Company Options and Company Warrants) are set forth on the Final Conversion Schedule.

(b) Except as set forth above and in Section 2.1(b)(i) or Sections 2.2(d), (e), (g) and (h) of the Company Disclosure Schedule: (i) there are no shares of capital stock or any other securities of the Company or any Company Subsidiary authorized, issued or outstanding; (ii) there are no existing options, warrants, calls, preemptive rights, Indebtedness having general voting rights or debt convertible into securities having such rights (“Voting Debt”) or subscriptions or other rights, agreements, arrangements or commitments of any character (including any stockholder rights plan or similar plan commonly referred to as a “poison pill”), relating to the issued or unissued capital stock of the Company or any Company Subsidiary obligating the Company or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any Company Subsidiary to make any payment linked to the value of the Company Capital Stock or the sale price of the Company, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment; and (iii) there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Capital Stock, or other equity securities describes or Voting Debt (or right to acquire equity securities or Voting Debt) of the Company or any Company Subsidiary or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

(c) There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of the capital stock of the Company. Following the Effective Time, no Person will have any right to receive capital stock of the Surviving Corporation upon exercise, conversion or vesting of any Company Option, Company Restricted Stock, Company Restricted Stock Unit, Company Warrant, Voting Debt or any other right or convertible instrument. Except as set forth in Section 2.2(c) of the Company Disclosure Schedule, none of the outstanding Company Options, Company Restricted Stock or Company Warrants permit any accelerated vesting or exercisability of those options, shares of restricted stock or warrants by reason of the Merger or any other transaction contemplated by this Agreement (including, but not limited to, any acceleration of vesting in connection with any termination of employment with the Company prior to the Effective Time or the Surviving Corporation following the Effective Time).

(d) Section 2.2(d) of the Company Disclosure Schedule sets forth a true, complete and correct list as of the date hereof of each holder of record of Company Capital Stock and the number and class and series of such securities owned by each such holder.

(e) Section 2.2(e) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all record holders of Company Options, including for each Company Option, (i) the number of shares of Company Common Stock subject to each Company Option or Company Restricted Stock award, (ii) the exercise or vesting schedule, as applicable, (iii) if applicable, the exercise price per share, (iv) the date of grant, (v) the expiration date, (vi) the Company Options that have been exercised, if applicable, or that have expired or been terminated, (vii) whether the Company Option is an incentive stock option (as defined in Section 422 of the Code) or a nonqualified stock option, and (viii) whether such Company Option is held by a Person who is not an employee of the Company or any Company Subsidiary.

Except as set forth in Section 2.2(e) of the Company Disclosure Schedule, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting or exercisability of any Company Option, Company Restricted Stock Unit or Company Restricted Stock award as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent events). Each grant of Company Options and Company Restricted Stock was validly issued and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Legal Requirements and recorded on the Financial Statements in accordance with GAAP consistently applied, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant. No Company Option has an exercise price that is less than the fair market value of the Company Common Stock as of the date such Company Option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option, in each case, determined in accordance with the regulations and guidance under Code Section 409A. There are no shares of Company Restricted Stock and no Company Options exercisable for Restricted Stock. The Company has provided or made available to Parent prior to the date hereof, true and correct copies of all Code Section 409A valuation reports with respect to the valuation of the fair market value of Company Common Stock since January 1, 2005, for purposes of determining the exercise price of Company Options. As of the Effective Time, no holder or former holder of Company Options, or Company Restricted Stock will have any right to receive (except for Parent Options in exchange for unvested Company Options and the Per Share Merger Consideration in cash in exchange for Company Restricted Stock, in each case, as provided in ARTICLE I) shares of capital stock or other securities of Parent, the Surviving Corporation or any Company Subsidiary or any cash payment from Parent or the Surviving Corporation, in each case in respect of Company Options or Company Restricted Stock.

(f) The Company has made available to Parent accurate and complete copies of the Company Stock Plan and all forms of award agreements evidencing awards granted pursuant to the Company Stock Plan as of the date hereof. Except as set forth in Section 2.2(e) of the Company Disclosure Schedule, no material changes have been made to any such forms in connection with any award. No outstanding stock options, restricted stock, restricted stock units, stock appreciation rights, phantom stock, profit participation, performance shares or other equity-based awards associated with shares of Company Common Stock have been issued or are outstanding other than pursuant to the Company Stock Plan as set forth on Section 2.2(e) of the Company Disclosure Schedule.

(g) Section 2.2(g) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all record holders of Company Warrants, including the class, series and number of shares of Company Capital Stock subject to each such warrant, the exercise or vesting schedule, the exercise price per share, the date of issuance, the expiration date and the Company Warrants that have been exercised or that have expired or been terminated. Each grant of Company Warrants was validly issued and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Legal Requirements and recorded on the Financial Statements in accordance with GAAP consistently applied. As of the Effective Time, no holder or former holder of Company Warrants will have any right to receive shares of capital stock or other securities of Parent, the Surviving Corporation or any Company Subsidiary or any cash payment from Parent, the Surviving Corporation or any Company Subsidiary, in each case in respect of Company Warrants.

(h) Section 2.2(h) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Indebtedness of the Company and the Company Subsidiaries as of the date of this Agreement. No Indebtedness of the Company or any Company Subsidiary contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company or any Company Subsidiary, or (iii) the ability of the Company or any Company Subsidiary to grant any Lien on its properties or assets.

Section 2.3 Authority.

The Company has the requisite corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby (collectively, the “Ancillary Agreements”) to which the Company is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement to which the Company is a party have been or will be duly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, each constitutes or will constitute, as applicable, the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by the effect, if any, of (i) any applicable bankruptcy, reorganization, insolvency, moratorium or other Legal Requirements affecting the enforcement of creditors’ rights generally, and (ii) general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity. Neither the execution and delivery by the Company of this Agreement or any Ancillary Agreement, nor the consummation of the transactions contemplated hereby and thereby will conflict with, or result in any breach or violation of, or default under (with or without notice or lapse of time, or both), or result in the creation of any Lien upon any of the property or assets of the Company or the Company Subsidiaries pursuant to, give rise to a right of termination, cancellation or obligation or loss of any benefit under (i) any provision of the Company Certificate of Incorporation or the Company Bylaws, or other equivalent charter documents of any Company Subsidiary, (ii) assuming the consents, waivers and approvals set forth in Section 2.29 of the Company Disclosure Schedule are duly obtained, any Contract to which the Company or any Company Subsidiary is a party or to which any of their respective properties or assets are bound or (iii) subject to the exceptions set forth in the sentence that immediately follows, any Legal Requirement applicable to the Company, any Company Subsidiary or any of their respective properties or assets except, in the case of (iii) above, where such conflict, breach or violation would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries taken as a whole. Except for (i) the filing and recordation of the Certificate of Merger and the related certificate of incorporation of the Surviving Corporation in accordance with the requirements of Delaware Law and (ii) the filings set forth in Section 2.3 of the Company Disclosure Schedule, no notice to, filing with, and no permit, authorization, consent or approval of, any arbitrator, court, nation, government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial regulatory, taxing or administrative functions of, or pertaining to, government (a “Governmental Entity”), or any private third party is necessary for the consummation by the Company of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 2.4 Financial Statements.

(a) Attached hereto as Section 2.4 of the Company Disclosure Schedule are true, correct and complete copies of the Financial Statements. The Financial Statements (including in all cases the notes and schedules thereto, if any) (i) have been prepared based on the books and records of the Company and the Company Subsidiaries; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied throughout the periods covered thereby (except as may be indicated in the notes thereto as delivered to Parent prior to the date hereof); and (iii) fairly present the consolidated financial position of the Company and the Company Subsidiaries as at such dates and the results of operations, stockholders’ equity and cash flows of the Company and the Company Subsidiaries for such periods on a consolidated basis, subject, in the case of the Interim Financial Statements, to normal year-end adjustments, none of which would be material, individually or in the aggregate. Since January 1, 2010, there has been no change in any accounting policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise), of the Company or any Company Subsidiary. No audit firm has ever declined or indicated its inability to issue an opinion with respect to any financial statements of the Company or any Company Subsidiary.

(b) The Company is its own “ultimate parent entity” as determined in accordance with the requirements of the HSR Act. The total value of the assets of the Company and the Company Subsidiaries located in the U.S., as reflected on the latest regularly prepared balance sheet for purposes of the HSR Act, as of the date hereof and as of the Closing, are less than Sixty-Three Million Four Hundred Thousand Dollars ($63,400,000).

Section 2.5 Absence of Certain Changes.

Except as and to the extent set forth in Section 2.5 of the Company Disclosure Schedule, from the date of the Interim Balance Sheet (the “Interim Balance Sheet Date”), the Company and each Company Subsidiary has (i) conducted its business in the ordinary course consistent with past practice and there has not been any Company Material Adverse Effect or any occurrence or event which, individually or in the aggregate, could be reasonably expected to have any Company Material Adverse Effect and (ii) not:

(a) increased, or experienced any change in any assumptions underlying or methods of calculating, any bad debt, contingency or other reserves;

(b) paid, discharged or satisfied any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) other than the payment, discharge or satisfaction of liabilities and obligations reflected or reserved against in the Interim Balance Sheet or incurred in the ordinary course of business, consistent with past practice, since the date of the Interim Balance Sheet;

(c) cancelled any debts or waived any claims or rights of substantial value or otherwise material to the Company or any Company Subsidiary;

(d) sold, transferred, or otherwise disposed of any of its properties or assets (real, personal or mixed, tangible or intangible), except in the ordinary course of business, consistent with past practice;

(e) increased in any manner (including acceleration or funding provisions) the compensation or benefits payable or to become payable to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary including any increase pursuant to any Company Employee Plans;

(f) adopted, entered into or amended any Company Employee Plans, other than as required pursuant to applicable Legal Requirements;

(g) declared, paid or set aside for payment any dividend or other distribution in respect of their respective capital stock or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of capital stock or other securities of the Company or any Company Subsidiary;

(h) made or changed any election in respect of Taxes, failed to file, on a timely basis, with the appropriate Tax Authorities, all Tax Returns required to be filed for taxable periods ending on or before the Closing Date and due on or prior to the Closing Date, failed to pay or remit, on a timely basis, any Taxes required to be paid, amended any Tax Return, entered into any closing agreement, settled or consented to any claim or assessment in respect of Taxes, consented to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes;

(i) sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to any of its respective employees, officers, directors or stockholders or any affiliate or associate of any of its employees, officers, directors or stockholders;

(j) taken any action to (i) accelerate the payment of customer accounts receivables (including shortening payment terms, providing incentives for early payment or otherwise) or (ii) delay the payment on accounts payable to suppliers, vendors or others, in the case of (i) and (ii) other than in the ordinary course of business;

(k) failed to pay or otherwise satisfy any liability of the Company presently due and payable, except such liabilities which are being contested in good faith by appropriate means or procedures and which, both individually and in the aggregate, are immaterial in amount;

(l) failed to renew any insurance policy, cancelled or materially amended any insurance policy of the Company and the Company has given all notices and presented all claims (if any) under all such policies in a timely fashion;

(m) suffered any material loss, damage or destruction to, or any interruption in the use of (whether or not covered by insurance), any assets material to the conduct of the business of the Company or any Company Subsidiary as currently conducted; or

(n) agreed, committed or offered, whether in writing or otherwise, to take any action described in this Section 2.5.

Section 2.6 Absence of Undisclosed Liabilities.

Except as reflected or reserved against in the Interim Balance Sheet (including the notes thereto), there is no Liability of the Company or any Company Subsidiary, other than Liabilities incurred in the ordinary course of business, consistent with past practice, since the Interim Balance Sheet Date and in accordance with the provisions of this Agreement which, individually and in the aggregate, are not material to the Company. Except as set forth in Section 2.6(ii) of the Company Disclosure Schedule or as reflected or reserved against in the Interim Balance Sheet (including the notes thereto), there are no off balance sheet arrangements to which the Company or any Company Subsidiary is a party.

Section 2.7 Litigation.

Except as set forth on Section 2.7 of the Company Disclosure Schedule, there is no private or governmental action, suit, proceeding, inquiry, claim, charge, arbitration or investigation pending before any Governmental Entity, or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, any of their respective properties or any of their respective officers or directors (in their capacities as such). There is no fact or circumstance to the Knowledge of the Company that, either alone or together with other facts and circumstances, could reasonably be expected to give rise to any action or proceeding against, relating to or affecting the Company, any Company Subsidiary or any of their respective assets and properties. The Company has not received notice and does not otherwise have Knowledge of any defect, dangerous or substandard condition in any product or material sold, distributed, or currently proposed to be sold or distributed by the Company or any Company Subsidiary that could cause bodily injury, sickness, disease, death or damage to property, or result in loss of use of property, or any claim, suit, demand for arbitration or notice seeking damages for bodily injury, sickness, disease, death, or damage to property, or loss of use of property. There is no judgment, decree or order against the Company or any Company Subsidiary or, to the Knowledge of the Company, any of their respective directors or officers (in their capacities as such), that could prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement or the Ancillary Agreements. Except as set forth on Section 2.7 of the Company Disclosure Schedule, there is no litigation that the Company or any Company Subsidiary has pending or currently intends to initiate against any other party.

Section  2.8 Restrictions on Business Activities.

There is no agreement, understanding, judgment, injunction, order or decree binding upon the Company or any Company Subsidiary which has or could reasonably be expected to have the effect of prohibiting or impairing any current business practice of the Company or any Company Subsidiary, any acquisition of property by the Company or any Company Subsidiary or the conduct of business by the Company or any Company Subsidiary as currently conducted or as currently proposed to be conducted.

Section 2.9 Governmental Authorization. Except as set forth in Section 2.9 of the Company Disclosure Schedule, the Company and each Company Subsidiary has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which either the Company or any Company Subsidiary currently operates or holds (or currently proposes to operate or hold) any interest in any of their respective properties or (ii) that is required for the operation of the business of the Company or any Company Subsidiary or the holding of any such interest other than any such consent, license, permit, grant, or other authorization, which if not obtained, would not reasonably be expected to have an impact other than a de minimis impact on the Company or a Company Subsidiary ((i) and (ii) are herein collectively called “Company Authorizations”). The Company and each Company Subsidiary have complied in all material respects with all Company Authorizations, except where the failure to so comply would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, and all Company Authorizations are in full force and effect.

Section 2.10 Title to Property.

Except as set forth in Section 2.10 of the Company Disclosure Schedule, the Company and each Company Subsidiary have good and marketable title to all of their respective properties, interests in properties, Intellectual Property and assets that each purports to own (tangible and intangible), including all the properties and assets reflected on the Interim Balance Sheet or acquired after the Interim Balance Sheet Date, free and clear of all Liens, except for Permitted Liens. The property and equipment of the Company and each Company Subsidiary that are used in the operations of the business of the Company and each such Company Subsidiary are in good operating condition and repair, subject to normal wear and tear, are adequate for the uses to which they are being put and have been maintained and serviced in accordance with prudent practice and in compliance with all applicable Legal Requirements. All properties used in the operations of the Company and each Company Subsidiary are reflected in the Interim Balance Sheet to the extent GAAP requires the same to be reflected, except for such properties as were acquired after the date thereof.

Section 2.11 Technology and Intellectual Property.

(a) No Default/No Conflict. Except as set forth in Section 2.11(a) of the Company Disclosure Schedule, all Contracts to which the Company or any Company Subsidiary is a party relating to either Company Intellectual Property or Intellectual Property or Intellectual Property Rights of a third Person licensed to the Company or any Company Subsidiary, are (assuming the due authorization, execution and delivery of the other parties thereto) in full force and effect, and enforceable in accordance with their terms, except, to the extent that enforceability may be limited by the effect, if any, of (i) any applicable bankruptcy, reorganization, insolvency, moratorium or other Legal Requirements affecting the enforcement of creditors’ rights generally, and (ii) general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity. Except as set forth in Section 2.11(a) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will neither violate nor by their terms result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, nor impair any rights granted by, such Contracts. Except as set forth in Section 2.11(a) of the Company Disclosure Schedule, the Company and each Company Subsidiary are in compliance with, and have not breached any material term of, any such Contracts. To the Knowledge of the Company and except as set forth in Section 2.11 (a) of the Company Disclosure Schedule, all other parties to such Contracts are in compliance with, and have not breached any material term of, such Contracts. Except as set forth in Section 2.11(a) of the Company Disclosure Schedule, following the Closing Date, the Surviving Corporation or a Company Subsidiary that is a subsidiary of the Surviving Corporation will be permitted to exercise all of the Company’s and each Company Subsidiary’s rights under such Contracts to the same extent the Company and each Company Subsidiary would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any Company Subsidiary would otherwise be required to pay.

(b) No Infringement. Except as set forth in Section 2.11(b) of the Company Disclosure Schedule, the operation of the business of the Company and each Company Subsidiary as currently conducted, and as conducted in the past three (3) years, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of any Company Product does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person, violate any right to privacy or publicity, or constitute unfair competition or trade practices under the laws of any jurisdiction in which it was conducted. Except as set forth in Section 2.11(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has obtained opinions or memoranda of counsel relating to infringement, validity or enforceability of any third party Intellectual Property Rights.

(c) Notice. Except as set forth in Section 2.11(c) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has received any written notice, claim or demand from, or is aware of, any Person (i) challenging the Intellectual Property Rights of the Company or any Company Subsidiary or (ii) claiming that the Company, any Company Subsidiary, any Company Product or Company Intellectual Property infringes, misappropriates or otherwise violates any Intellectual Property Rights of any Person, violates any rights to privacy or publicity or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does the Company have Knowledge of any basis therefore).

(d) No Third Party Infringers. To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property. Within the past three (3) years, neither the Company nor any Company Subsidiary has asserted or threatened any claim against any Person alleging any infringement, misappropriation or violation of any Company Intellectual Property.

(e) Transaction. Except as set forth in Section 2.11(e) of the Company Disclosure Schedule, neither this Agreement nor the transactions contemplated by this Agreement, will result in: (i) Parent, any of its affiliates or the Surviving Corporation granting to any third party any incremental right to or with respect to, or non-assertion under, any Intellectual Property or Intellectual Property Rights owned by, or licensed to, any of them, (ii) Parent, any of its affiliates or the Surviving Corporation, being bound by, or subject to, any incremental non-compete or other incremental restriction on the operation or scope of their respective businesses, (iii) Parent, any of its affiliates or the Surviving Corporation being obligated to pay any incremental royalties or other incremental amounts, or offer any incremental discounts, to any third party or (iv) the Company being required under a Contract to procure or attempt to procure from Parent or any of its affiliates a license grant to or covenant not to assert in favor of any Person. As used in this Section, an “incremental” right, non-compete, restriction, royalty or discount refers to a right, non-compete, restriction, royalty or discount, as applicable, in excess, whether in terms of contractual term, contractual rate or scope, of those that would have been required to be offered or granted, as applicable, had the parties to this Agreement not entered into this Agreement or consummated the transactions contemplated hereby.

(f) Intellectual Property. The Company and each Company Subsidiary have taken all necessary steps to obtain, maintain and protect the Company Intellectual Property. Without limiting the foregoing, the Company and each Company Subsidiary have, and enforce, a policy requiring each current and former employee, consultant and contractor to execute proprietary information and confidentiality agreements (separately or as part of an employment, consulting, or service contract) which (i) assign to the Company or the applicable Company Subsidiary (to the extent assignable, and if not assignable, waive to the extent waivable) all right, title and interest in any Intellectual Property or Intellectual Property Rights developed or created by such Person (including any modifications or improvements of, or contributions to, existing Intellectual Property or Intellectual Property Rights, and (ii) provide reasonable protection for Trade Secrets of the Company and each Company Subsidiary. Except as set forth in Section 2.11(f) of the Company Disclosure Schedule, all current or former employees, consultants, contractors of, and any third parties contracted by, or on behalf of, the Company or any Company Subsidiary that have developed or created any Company Intellectual Property for the Company and any Company Subsidiary have executed such agreements and, to the Knowledge of the Company, no party to any such agreement is in breach thereof. No affiliate (other than the Company and the Company Subsidiaries) or current or former partner, director, stockholder, officer, or employee of the Company or any Company Subsidiary will, after giving effect to the transactions contemplated hereby, own or retain any rights to any of the Company Intellectual Property or, or any Intellectual Property or Intellectual Property Rights, held for use by the Company or any Company Subsidiary in the conduct of the business of the Company or the business of any Company Subsidiary, including any rights to receive royalties or other types of consideration in connection with any such Intellectual Property or Intellectual Property Rights. Neither the Company nor any Company Subsidiary has made any submission or suggestion to, nor is subject to any agreement with, any standards body or other entity that would obligate the Company or any Company Subsidiary to grant licenses to or otherwise materially impair or limit its control of its Intellectual Property or Intellectual Property Rights. Except as set forth in Section 2.11(i) of the Company Disclosure Schedule, no funding, facilities, resources or personnel of any Institution were used, directly or indirectly, to develop or create, in whole or in part, any of the Company’s or any Company Subsidiary’s Intellectual Property or Technology. No Institution or Person, except the Company and the Company Subsidiaries, has any right, claim, title or interest in any of the Company’s or any Company Subsidiary’s Intellectual

Property or Technology as a result of the association with such Institution or Person of any director, officer or employee of the Company or any Company Subsidiary.

(g) No Order. Except as set forth in Section 2.11(g) of the Company Disclosure Schedule, There are no forbearances to sue, consents, settlement agreements, judgments, orders or similar obligations that: (i) restrict the rights of the Company or any Company Subsidiary to use, transfer, license or enforce any of its Intellectual Property Rights, (ii) restrict the conduct of the business of, including any payments by or conditions on, the Company or any Company Subsidiary in order to accommodate a third party’s Intellectual Property Rights or (iii) grant any third party any right with respect to any Company Intellectual Property Rights.

(h) Open Source and Copyleft Materials. All use and distribution of Company Products and any Open Source Software by or through the Company or any Company Subsidiary is in compliance with all Open Source Software licenses applicable thereto, including without limitation all copyright notice and attribution requirements. Section 2.11(h) of the Company Disclosure Schedule lists all Open Source Software used in any Company Product, including without limitation in the development thereof, and describes (1) the manner in which such Open Source Software was used, (2) whether (and, if so, how) the Open Source Software was modified by, or at the direction of, the Company or any Company Subsidiary, (3) whether the Open Source Software was or is distributed by or for the Company or any Company Subsidiary, and (4) how such Open Source Software is integrated with or interacts with the Company Products or any portion thereof. Except as set forth in Section 2.11(h) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has: (i) incorporated Open Source Software into, or combined Open Source Software with, any Company Products; (ii) distributed Open Source Software in conjunction with or for use with any Company Products; or (iii) used Open Source Software in a manner that (I) causes or requires any Company Products, any portion thereof, or any other Company Intellectual Property to be subject to Copyleft Licenses; or (II) causes or requires any Trade Secret of the Company or any Company Subsidiary to become publicly disclosed.

(i) Source Code. Section 2.11(i)(A) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company has deposited, or is (or under specified circumstances enumerated in such Contract, would be) required to deposit, with an escrow agent or any other Person, any Source Code that is Company Intellectual Property, and describes whether the execution of this Agreement or any of the other transactions contemplated by this Agreement, could reasonably result in a release from escrow of any Source Code that is Company Intellectual Property or the grant of expanded rights to a Person with regard to such Source Code. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company or any Company Subsidiary (or any escrow agent) to any Person of any Source Code that is Company Intellectual Property under any Contract, and no such Source Code has been disclosed, delivered or licensed to a third party (other than pursuant to Contracts set forth on Section 2.11(i)(B) of the Company Disclosure Schedule).

(j) Software. All Company Products and Company Intellectual Property (and all parts thereof) are free of: (i) any material defects, including without limitation any material error or omission in the processing of any transactions and (ii) any disabling codes or instructions and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of such Company Product or Company Intellectual Property (or all parts thereof) or data or other Software or information technology systems (“Contaminants”).

(k) Information Technology. The Company and each Company Subsidiary have taken all reasonable steps and implemented all reasonable procedures to ensure that information technology systems used in connection with the operation of the Company and each Company Subsidiary are free from Contaminants. The Company and each Company Subsidiary have appropriate disaster recovery and business continuity plans, procedures and facilities for the business and have taken all reasonable steps to safeguard the information technology systems utilized in the operation of the business of the Company and each Company Subsidiary as they are currently conducted. To the Knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of the information technology systems of the Company or any Company Subsidiary. The Company and each Company Subsidiary have implemented any and all security patches or upgrades that are generally available for their respective information technology systems. The Company’s and each Company Subsidiary’s information security program complies, in all material respects, with all applicable federal, state and international laws.

(l) Licenses-In. Other than (i) licenses to Shrink-Wrapped Code, (ii) licenses to Open Source Software, including those required to be set forth in Section 2.11(h) of the Company Disclosure Schedule, and (iii) non-disclosure agreements entered into in the ordinary course of business, Section 2.11(l) of the Company Disclosure Schedule lists all Contracts to which the Company or any Company Subsidiary is a party and under which the Company or any Company Subsidiary has been granted or provided any rights, or permitted any uses, of Intellectual Property or Intellectual Property Rights by a third party and sets forth, for each such Contract, the title and the parties thereto.

(m) Licenses-Out. Other than (i) non-disclosure agreements and (ii) non-exclusive licenses of Company Products to end-users (in each case pursuant to written agreements that have been entered into in the ordinary course of business and terms of service or use that do not materially differ in substance from the Company’s standard form(s) which have been made available to Parent), Section 2.11(m) of the Company Disclosure Schedule lists all Contracts related to Company Intellectual Property or Company Products to which the Company or any Company Subsidiary is a party and under which the Company or any Company Subsidiary has granted or provided any rights to, or permitted any uses of, Company Intellectual Property. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists that (with or without notice or lapse of time) will or would reasonably be expected to give any Person the right to declare a default or exercise any remedy or trigger any indemnification obligation under any such Contract required to be set forth on Sections 2.11(l) or (m) of the Company Disclosure Schedule.

(n) Proprietary Information and Trade Secrets. The Company and each Company Subsidiary have ownership, free and clear of any Liens, of all customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to its current and former customers (the “Customer Information”). No Person other than the Company, its wholly owned subsidiaries, or Persons distributing Company Products through channels (whether by way of sales, licensing, leasing or otherwise) possess any claims or rights with respect to use of the Customer Information. Except as set forth on Section 2.11(n) of the Company Disclosure Schedule: (i) the Company and each Company Subsidiary have taken reasonable steps to safeguard and maintain the secrecy and confidentiality of their Trade Secrets, and any Trade Secrets of third parties provided thereto, according to the laws of the applicable jurisdictions where such Trade Secrets are developed, practiced or disclosed, (ii) the Company and each Company Subsidiary have taken reasonable steps to implement and enforce a policy requiring all personnel and third parties having access to such Trade Secrets to execute a written agreement which provides reasonable protection for such Trade Secrets and which does not allow use or disclosure of such Trade Secrets by the recipient upon the expiration of any specified period of time, (iii) except pursuant to such agreements or pursuant to other binding confidentiality obligations or undertakings, there has been no disclosure by the Company or any Company Subsidiary of any such Trade Secrets and (iv) to the Knowledge of the Company, no party to any such agreement is in breach thereof.

(o) Privacy. The Company and each Company Subsidiary has provided accurate notice of its privacy practices on all of their websites. The privacy policy or policies providing this notice are set forth in Section 2.11(o) of the Company Disclosure Schedule (hereinafter collectively, the “Privacy Policies”). The Company’s and each Company Subsidiary’s privacy practices conform, in all material respects, to their respective Privacy Policies. The Company and each Company Subsidiary have complied, in all material respects, with all applicable Legal Requirements relating to (a) the privacy of users of the Company Products and all of the Company’s and the Company Subsidiaries’ websites, and (b) the collection, use, storage and disclosure of any personally identifiable information collected or stored by the Company and the Company Subsidiaries, and, to the Knowledge of the Company, by third parties acting on the Company’s or any Company Subsidiary’s behalf or having authorized access to the Company’s or any Company Subsidiary’s records. To the Knowledge of the Company, there has been no unauthorized access to, unauthorized disclosure of, or other misuse of any personally identifiable information collected by the Company, the Company Subsidiaries, or by third parties acting on the Company’s or any Company Subsidiary’s behalf. The Company and the Company Subsidiaries are (and in the past three (3) years have been) in compliance, in all material respects, with federal, state, and international Legal Requirements relating to electronic communications privacy, law enforcement access, reporting of illegal content, and data retention.

(p) Company Intellectual Property. Section 2.11(p) of the Company Disclosure Schedule separately sets forth with respect to each item of Company Registered Intellectual Property (and, for item (v) below, with respect to the Company Products): (i) for each patent and patent application, the patent number or application serial number for each jurisdiction in which filed, date issued and filed, and present status thereof; (ii) for each registered trademark, trade name, or service mark, the application serial number or registration number, by country, province and state, and the class of goods covered, the nature of the goods or services, as well as a list of all common law trademarks, trade names, trade dress, and service marks used by the Company or any Company Subsidiary, including a list of applicable jurisdictions; (iii) for any URL or domain name, the registration date and name of registry; (iv) for each copyright registration or application, the number and date of such registration or application by country, province and state, as well as a list of all copyrights for which a copyright application has not been filed; and (v) a list of all third party components, whether hardware or Software, that are incorporated in, provided with the Company Products, including all Software that the Company or any Company Subsidiary provides or makes available to its customers together with the Company Products. The Company or a Company Subsidiary exclusively owns all right, title, and interest (including the sole right to enforce), free and clear of all Liens, in and to all material Company Intellectual Property owned or purported to be owned by the Company or a Company Subsidiary, and with respect to Company Registered Intellectual Property, are listed in the records of the appropriate United States, state, county, Israeli or other foreign authority as the sole owner for each item thereof.

(q) Rights to Use Intellectual Property. The Company and the Company Subsidiaries own or have a valid and enforceable right or license to use all Intellectual Property and Technology used in the conduct of the Company’s and the Company Subsidiaries’ business as presently conducted and in the jurisdictions in which the business is currently conducted and currently contemplated to be conducted. Except as disclosed in Section 2.11(q) of the Company Disclosure Schedule, all such Intellectual Property and Technology shall be owned or available for use by the Surviving Corporation on identical terms and conditions immediately after Closing without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company and the Company Subsidiaries would otherwise be required to pay had the Agreement and the transactions contemplated by this Agreement not occurred.

(r) Validity and Enforceability. (i) The Company Registered Intellectual Property is subsisting, in full force and effect, and is valid and enforceable, (ii) except as set forth in Section 2.11(r) of the Company Disclosure Schedule, the Company Registered Intellectual Property has not expired or been cancelled or abandoned, (iii) all necessary registration, maintenance and renewal fees currently due have been paid, and all necessary documents, recordations and certificates have been filed, for the purposes of maintaining the Company Registered Intellectual Property, and (iv) each of the patents and patent applications within the Company Registered Intellectual Property has been prosecuted in compliance with all applicable rules, policies, and procedures of the United States Patent and Trademark Office, the Israel Patent Office or other applicable foreign patent agencies. Section 2.11(r) of the Company Disclosure Schedule sets forth all actions that must be taken by the Company or any Company Subsidiary within one hundred eighty (180) days from the date hereof which are necessary to maintain, perfect, preserve or renew any Company Registered Intellectual Property, including the payment of any registration, maintenance, renewal fees, annuity fees, taxes or the filing of any documents, applications or certificates related thereto. Neither the Company nor any Company Subsidiary has claimed any status in the application for or registration of any Company Registered Intellectual Property, including “small business status,” that would not be applicable to Parent or Merger Sub.

(s) Sufficiency. The Company and each Company Subsidiary own or are validly licensed pursuant to the licenses listed in Section 2.11(l) of the Company Disclosure Schedule (and immediately following the Closing will own and will be validly licensed on identical terms and conditions) sufficient Intellectual Property Rights and rights to use Technology to conduct the business of the Company and each Company Subsidiary as it is currently conducted so long as the Company complies with the notice and consent requirements set forth in Section 2.29 of the Company Disclosure Schedule.

(t) Products. Section 2.11(t) of the Company Disclosure Schedule sets forth a complete and accurate list of all Company Products. The Company Products and all services provided by the Company and each Company Subsidiary conform in all material respects with all applicable contractual commitments and all express and implied warranties, the Company’s or any Company Subsidiary’s, as the case may be, published product specifications and with all regulations, certification standards and other requirements of any applicable Governmental Entity. Except as disclosed in Section 2.11 of the Company Disclosure Schedule, to the Knowledge of the Company, neither the Company nor any Company Subsidiary have any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due) for replacement or modification of any Company Products or other damages in connection therewith, other than in the ordinary course of business in an aggregate amount not exceeding Twenty Thousand Dollars ($20,000). There is no presently pending or, to the Knowledge of the Company, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged defect, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any Company Product. Except as set forth in Section 2.11(t) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has extended to any of its customers any written product warranties, indemnifications or guarantees that deviate in any material respect from the standard product warranties, indemnification arrangements or guarantees of the Company or any Company Subsidiary and which has been provided to Parent.

(u) Export Control. The Company and each Company Subsidiary has obtained all approvals necessary for exporting or providing the Company Products, including Software, in accordance with all applicable United States, Israeli and other foreign export control laws, and importing the Company Products, including Software, into any country in which the Company Products, including Software, are now sold, provided or licensed for use, and all such export and import approvals in the United States and throughout the world are valid, current, outstanding and in full force and effect.

Section 2.12 Environmental Matters.

(a) The Company and each Company Subsidiary are in compliance with all Environmental Laws, which compliance includes, but is not limited to, the possession by the Company and each Company Subsidiary of all permits and other governmental authorizations required under all Environmental Laws, and compliance with the terms and conditions thereof, except where the failure to so be in compliance would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary has received any written communication, whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that the Company or any Company Subsidiary is not in compliance with applicable Environmental Laws.

(b) There is no Environmental Claim pending or, to the Company’s Knowledge, threatened against the Company, any Company Subsidiary or against any Person whose liability for any Environmental Claim the Company or any Company Subsidiary has retained or assumed either contractually or by operation of law.

(c) To the Company’s Knowledge, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge, presence or disposal of any Material of Environmental Concern, that could reasonably be expected to form the basis of any Environmental Claim against the Company, any Company Subsidiary or against any Person whose liability for any Environmental Claim the Company or any Company Subsidiary has retained or assumed either contractually or by operation of law, or otherwise result in any costs or liabilities under Environmental Law.

(d) The Company has provided to Parent all assessments, reports, data, results of investigations or Audits, and other information that is in the possession of or reasonably available to the Company or any Company Subsidiary regarding environmental matters pertaining to or the environmental condition of the business of the Company and the Company Subsidiaries, or the compliance (or noncompliance) by the Company or any Company Subsidiary with any Environmental Laws.

(e) Neither the Company nor any Company Subsidiary is required by virtue of the transactions set forth herein and contemplated hereby, or as a condition to the effectiveness of any transactions contemplated hereby, (i) to perform a site assessment for Materials of Environmental Concern, (ii) to remove or remediate Materials of Environmental Concern, (iii) to give notice to or receive approval from any Governmental Entity pursuant to any Environmental Law, or (iv) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

Section  2.13 Taxes.

(a) The Company and each Company Subsidiary have timely filed with the proper Tax Authority all Tax Returns required to be filed by them, and all such Tax Returns are true, correct and complete in all respects. All Taxes of the Company and each Company Subsidiary for all periods (or portions of periods) prior to the Closing Date have been timely paid other than those (i) not yet due and payable, or (ii) being contested in good faith by appropriate proceedings and for which, in the case of both clauses (i) and (ii), reserves adequate to satisfy in full each such Tax to which such reserve relates have been established on the books and records of the Company and each Company Subsidiary.

(b) There are no liens or encumbrances for Taxes upon any property or assets of the Company or any Company Subsidiary.

(c) Except as set forth in Section 2.13(c) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has (i) since January 1, 2007, made any change in accounting methods, principles, policies, procedures or practices, or entered into an agreement with respect thereto, except as required by GAAP, (ii) received a ruling from any Tax Authority or (iii) entered into any closing agreement with respect to any Tax year.

(d) The Company and each Company Subsidiary have complied in all respects with all applicable Legal Requirements, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any non-U.S. laws) and have, within the time and the manner prescribed by law, withheld and paid over to the proper Tax Authorities all amounts required to be so withheld and paid over under applicable Legal Requirements.

(e) Neither the Company nor any Company Subsidiary is required to include in income any adjustment pursuant to Section 481 of the Code by reason of any change in accounting method, nor has any Governmental Entity proposed any such adjustment or change of accounting method.

(f) No Audits are presently pending with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary. A list of all Audits commenced or completed with respect to the Company or any Company Subsidiary with respect to taxable periods ending after December 31, 2003 is set forth in Section 2.13(f) of the Company Disclosure Schedule. No notification has been received by the Company or any Company Subsidiary that an Audit is pending or threatened with respect to any Taxes due from or with respect to or attributable to the Company or any Company Subsidiary or any Tax Return filed by or with respect to the Company or any Company Subsidiary.

(g) All Tax deficiencies that have been claimed, proposed, assessed or asserted against the Company or any Company Subsidiary have been fully paid or finally settled, and no issue has been raised in any examination by any Tax Authority that could reasonably be expected to result in the proposal or assertion of a Tax deficiency for another year not so examined.

(h) There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any Company Subsidiary.

(i) Except as set forth in Section 2.13(i) of the Company Disclosure Schedule, no power of attorney has been granted by or with respect to the Company or any Company Subsidiary with respect to any matter relating to Taxes.

(j) Neither the Company nor any Company Subsidiary is a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification, or Tax allocation agreement or similar agreement, contract or arrangement, and neither the Company nor any Company Subsidiary has any potential liability or obligation with respect to Taxes of any Person (other than the Company or any Company Subsidiary) as a result of, or pursuant to, any such agreement, contract, arrangement or otherwise.

(k) Except as disclosed in Section 2.13(k) of the Company Disclosure Schedule, all transactions that could give rise to an understatement of the federal income tax liability of the Company or any Company Subsidiary within the meaning of Section 6662(d) of the Code are adequately disclosed on Tax Returns in accordance with Section 6662(d)(2)(B) of the Code if there is or was no substantial authority for the treatment giving rise to such understatement.

(l) Neither the Company nor any Company Subsidiary is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) Other than any Tax Returns that have not yet been required to be filed, the Company has made available to Parent true, correct and complete copies of the United States federal income Tax Returns and any state, local or non-U.S. Tax Returns for the Company and each Company Subsidiary for any jurisdiction for each of the taxable periods ended December 31, 2007 through December 31, 2009.

(n) The net operating loss and credit carryovers, if any, available to the Company and/or any Company Subsidiary, and their expiration dates, is set forth in Section 2.13(n) of the Company Disclosure Schedule. As of the date of this Agreement, none of such net operating loss and credit carryovers are subject to the limitations imposed by Sections 382, 383 or 384 of the Code (or any predecessor thereto) or other provisions of applicable Tax law.

(o) Section 2.13(o) of the Company Disclosure Schedule sets forth (i) all elections with respect to Taxes made by the Company and/or any Company Subsidiary and (ii) all non-U.S., state and local jurisdictions in which the Company is or has been subject to Tax and each type of Tax payable in such jurisdiction during the taxable years ending December 31, 2008 and 2009.

(p) The Company has delivered or made available to Parent complete and accurate copies of (i) all Audit reports, letter rulings, technical advice memoranda and similar documents issued by a Tax Authority relating to Taxes of the Company and each Company Subsidiary and any documents submitted in connection therewith, for all periods since January 1, 2006, (ii) all closing agreements entered into by the Company and each Company Subsidiary with any Tax Authority for all periods since January 1, 2006 and (iii) copies of any material correspondence to any Tax Authority for all periods since January 1, 2006.

(q) Neither the Company nor any Company Subsidiary has any material liability with respect to Taxes relating to the operation of the Company and/or any Company Subsidiary prior to the date of the Interim Balance Sheet in excess of the amounts that are accrued with respect thereto and are reflected in the Interim Financial Statements, and since the date of the Interim Balance Sheets, neither the Company nor any Company Subsidiary has incurred any liability for Taxes, except with respect to operations in the ordinary course of business after the date of the Interim Balance Sheets.

(r) Neither the Company nor any Company Subsidiary has received notice of any claim made by a Tax Authority in a jurisdiction where the Company and/or any Company Subsidiary does not file Tax Returns, that the Company and/or any Company Subsidiary is or may be subject to taxation by that jurisdiction.

(s) All related party transactions involving the Company or any Company Subsidiary is at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of non-U.S., state and local law. None of the Company nor any Company Subsidiary is a party to any cost-sharing agreement or similar arrangement which is not a “qualified cost sharing arrangement” within the meaning of Treasury Regulation Section 1.482-7 or is not a “cost sharing arrangement” described in Treasury Regulation Section 1.482-7T(b). All intercompany payments have been calculated in accordance with Treasury Regulation Sections 1.482-7 or 1.482-7T, as applicable. Each of the Company and the Company Subsidiaries has maintained in all respects all necessary documentation in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder.

(t) Neither the Company nor any Company Subsidiary has been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for Tax purposes under state, local or non-U.S. law (other than a group the common parent of which is the Company), or has any liability for Taxes of any Person (other than the Company and each Company Subsidiary) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law as a transferee or successor, by contract or otherwise.

(u) Neither the Company nor any Company Subsidiary has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code.

(v) Neither the Company nor any Company Subsidiary has engaged in any reportable transactions that were required to be disclosed pursuant to Section 6011 of the Code and the Treasury Regulations promulgated thereunder.

(w) Neither the Company nor any Company Subsidiary has participated in any “reportable transaction” under Ordinance Section 131(g), and the respective regulations promulgated thereunder.

(x) Neither the Company nor any Company Subsidiary is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any tax ruling made with reference to the provisions of Part E2.

(y) Each of the Company and the Company Subsidiaries are residents only in the country in which they are incorporated. Neither the Company nor any of the Company Subsidiaries (except for such Subsidiaries incorporated in Israel) is managed and controlled from Israel.

(z) Neither the Company nor any of the Company Subsidiaries has, or has had, a permanent or fixed establishment, branch, residence or other taxable presence, as defined in any applicable tax treaty, law or regulation, in any country outside of its country of formation.

Section 2.14 Employee Benefit Plans.

(a) Section 2.14 of the Company Disclosure Schedule lists, (i) with respect to the Company, each Company Subsidiary and any trade or business (whether or not incorporated) which is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended

(“ERISA”)) and (ii) with respect to the Company or any Company Subsidiary, (A) each loan to any non-officer employee, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance (other than as required by applicable Legal Requirement), termination, change in control, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs, agreements or arrangements, (B) all bonus, commission, profit sharing, savings, provident funds, education funds, pension funds, managers insurance policies, deferred compensation, equity compensation or incentive plans, programs, agreements or arrangements, (C) other fringe or employee benefit plans, programs, agreements or arrangements, (D) currently effective offer letters or employment or executive compensation or severance agreements, written or otherwise, for the benefit of, or relating to, any present or former employee, consultant or director of the Company or any Company Subsidiary, and (E) all plans, programs, agreements and arrangements maintained or contributed to for the benefit of, provided to, or otherwise relating to, any current or former director, officer, employee or consultant of the Company or any Company Subsidiary employed in a jurisdiction outside the United States (together, the “Company Employee Plans”).

(b) The Company has provided or made available to Parent a true, correct and complete copy of each of the Company Employee Plans and related material plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions, summary of material modifications and other authorizing documents) and has, with respect to each Company Employee Plan which is subject to ERISA reporting requirements, made available copies of the Form 5500 reports filed for the last three (3) plan years.

(c) Each Company Employee Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code. Each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a favorable determination or opinion letter from the IRS with respect to each such Company Employee Plan as to its qualified status under the Code, has pending a timely application for such a letter, or has remaining time under applicable IRS guidance to apply for such a letter, and no fact or event has occurred since the date of such determination or opinion letter that could reasonably be expected to adversely affect the qualified status of any Company Employee Plan.

(d) There has been no non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Company Employee Plan. Each Company Employee Plan is and has at all times been administered, in all material respects, in accordance with its terms and in compliance, in all material respects, with all Legal Requirements (including ERISA and the Code). Neither the Company nor any of its ERISA Affiliates is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans. All contributions required to be made by the Company or any of its ERISA Affiliates to any Company Employee Plan have been made on or before their due dates pursuant to the terms of the Company Employee Plan and applicable Legal Requirements. With respect to each Company Employee Plan, no “reportable event” within the meaning of Section 4043 of

ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 or ERISA has occurred. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without liability to Parent (other than ordinary administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company and each Company Subsidiary have prepared in good faith and timely filed all requisite governmental reports, which were true and correct as of the date filed.

(e) No suit, administrative proceeding, action or other litigation has been brought, or, to the Knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any Audit or inquiry by the IRS, the United States Department of Labor or any other local Tax Authority other than routine undisputed claims for benefits in the ordinary course.

(f) Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) (i) has been maintained and operated since January 1, 2005 in good faith compliance with Code Section 409A and all applicable IRS guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Code Section 409A and, as to any such plan in existence prior to January 1, 2005 has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 2, 2004, and (ii) since January 1, 2009, been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder.

(g) With respect to each Company Employee Plan, the Company and each Company Subsidiary and each ERISA Affiliate has complied, in all material respects, with the applicable (i) health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations (including proposed regulations) thereunder and any similar state or local laws or regulations, (ii) requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder and (iii) requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder.

(h) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, officer, director or consultant of the Company or any Company Subsidiaries to severance pay, termination pay, unemployment compensation or any other payment or benefit under any Company Employee Plan (ii) accelerate the time of payment or vesting of benefits, or increase the amount of compensation, due to any such employee, officer, director or consultant under any Company Employee Plan, (iii) result in any forgiveness of Indebtedness, trigger any funding obligation under any Company Employee Plan or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Company Employee Plan or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G.1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No director, officer, employee or independent contractor of the Company or any Company Subsidiary is entitled to receive any gross-up or additional payment by reason of the tax required by Section 409A or 4999 of the Code being imposed on such person.

(i) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any ERISA Affiliates relating to, or change in participation or coverage under, any Company Employee Plan which would increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to that Company Employee Plan for the most recent fiscal year included in the Financial Statements.

(j) Neither the Company nor any of its ERISA Affiliates maintains, sponsors, participates in or contributes to, nor have they ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code.

(k) Neither the Company nor any of its ERISA Affiliates is a party to, or has made any contribution to or otherwise incurred any obligation to contribute to, any “multi employer plan” as defined in Section 3(37) of ERISA.

(l) Neither the Company nor any of its ERISA Affiliates has or could have any liability with respect to any current or former employee, director or consultant in respect of post-retirement health, medical, life insurance or other benefits, except as required by applicable Legal Requirements.

(m) No amounts paid by any Company Employee Plan would fail to be deductible under Sections 404 or 404A of the Code.

(n) Each individual who renders or has rendered services to the Company or any Company Subsidiaries and who is or has been classified by the Company or any Company Subsidiaries as having the status of an independent contractor, consultant or other status other than employee for any purpose is, and has at all times been, properly characterized as such to an extent that would not reasonably be expected to result in the disqualification of any Company Employee Plan or in any material liability to the Company or any Company Subsidiaries.

(o) None of the Company and any Company Subsidiary or any of the Company’s ERISA Affiliates has used the services or workers provided by third party contract labor suppliers, temporary employees, “leased employees” (as that term is defined in Section 414(n) of the Code), or individuals who have provided services as independent contractors to an extent that reasonably could be expected to result in the disqualification of any Company Employee Plan or the imposition of penalties or excise taxes with respect to any Company Employee Plan.

(p) With respect to each Company Employee Plan that is not subject to United States law (each, a “Foreign Benefit Plan”):

(i) all employer and employee contributions to each Foreign Benefit Plan required by any applicable Legal Requirement or by the terms of such Foreign Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices;

(ii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan and no transaction contemplated by this Agreement shall cause such assets, insurance obligations, or book reserves to be less than such benefit obligations; and

(iii) to the extent applicable, each Foreign Benefit Plan required to be registered has been registered and has been maintained in all material respects in good standing with applicable regulatory authorities.

Section 2.15 Labor and Employee Matters.

(a) The Company and each Company Subsidiary are and have been in compliance, in all material respects, with all applicable Legal Requirements and regulations respecting employment, including but not limited to, discrimination, terms and conditions (including in accordance with applicable employment agreements), termination, wages, hours, vacation entitlement, accrual and redemption, overtime classification and payments, pay slips requirements, Notification of Employment Conditions requirements, equity pay and workers’ compensation, occupational safety and health, layoffs and plant closings, employee whistle-blowing, immigration, overtime classification, employee privacy, family, medical and other leaves, employment practices, and classification of employees, consultants and independent contractors, and are not, and have not, engaged in any unfair labor practice, as defined in the National Labor Relations Act or other applicable Legal Requirements. The severance pay and vacation accrual due to employees of the Company and each Company Subsidiary, as of the Interim Balance Sheet Date, are fully funded or accrued on the Interim Financial Statements, and neither the Company nor any Company Subsidiary is aware of any demand or threatened demand by an employee (whether legally entitled to or not), or any circumstances whereby any employee would be entitled to demand, any claim for compensation on termination of employment beyond the statutory severance pay which such employee is entitled. All employees have valid visas and work permits, if necessary, in order to work in their respective jurisdictions.

(b) The Company and each Company Subsidiary have duly and timely withheld all amounts required by all applicable Legal Requirements or by any agreement to be withheld from the wages, salaries, and other payments and benefits to employees or consultants, and are not liable for any arrears of wages or any taxes or compulsory payments or any penalty for failure to comply with any of the foregoing. Neither the Company nor any Company Subsidiary is liable for any payment that is due and payable to any trust or other fund or to any governmental or administrative authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business, consistent with past practice). There are no pending claims against the Company or any Company Subsidiary under any plan or policy or for long term disability.

(c) Except as disclosed in Section 2.15(c) of the Company Disclosure Schedule, there are no lawsuits, claims, demands, proceedings, administrative charges, unfair labor practice charges, arbitrations, mediations, complaints or controversies pending or, to the Knowledge of the Company, threatened, against or by the Company or any Company Subsidiary involving any of their respective current or former employees, consultants, independent contractors or applicants. Neither the Company nor any Company Subsidiary has received written notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation with respect to the Company or any Company Subsidiary, and no such investigation has been held or is in progress.

(d) Neither the Company nor any Company Subsidiary has at any time been a party to any collective bargaining agreement or similar agreement with any labor organization or works council, or work rules or practices agreed to with any labor organization, works council or employee association applicable to employees of the Company or any Company Subsidiary. None of the employees of the Company or any Company Subsidiary are represented by any labor organization, trade union, works council, staff council or employee committee, and, to the Company’s Knowledge, there are no and have been no union, works council, or other employee organizing activities or proceedings among any of its employees or the employees of any Company Subsidiary, nor does any question concerning representation exist concerning such employees. Neither the Company nor any Company Subsidiary is a member in any employers’ association or organization, and no employers’ association or organization has made any demand for payment of any kind from neither the Company nor any Company Subsidiary. Except for extension orders applicable to all employers in Israel, neither the Company nor any Company Subsidiary is subject to, and no employee benefits from, any extension order or any contract or arrangement with respect to employment or termination thereof.

(e) There is no labor strike, dispute, corporate campaign, work slowdown, work stoppage or lockout actually pending, or to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary, and during the last three (3) years there has not been any such action.

(f) All material personnel policies and procedures applicable to employees of the Company and each Company Subsidiary are in writing. There are no material personnel manuals, handbooks, policies, rules or procedures applicable to employees of the Company or any Company Subsidiary, other than those set forth in Section 2.15(g) of the Company Disclosure Schedule, true and complete copies of which have heretofore been made available to Parent. There are no material customs or customary practices regarding employees that could be deemed to be binding on the Company or any Company Subsidiary.

(g) To the Company’s Knowledge, no employees of the Company or any Company Subsidiary are in violation of any term of any employment Contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Company Subsidiary.

(h) Section 2.15(h) of the Company Disclosure Schedule sets forth a true and complete list of all employees, directors and elected and appointed officers of the Company and each Company Subsidiary and designates each person’s (i) name, title, date of hire, work location, notice period entitlement, overtime classification, full-time or part-time status, vacation entitlement and accrued vacation or paid time-off balance, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, and current cash compensation including salary, fee for service and latest bonus, if any, commissions, if any, and recuperation pay entitlement and accrual, (ii) to the Knowledge of the Company, the family relationships, if any, among such persons, (iii) whether the person is on leave of absence (and the basis of such leave), (iv) all group insurance programs in effect for such person, including pension entitlements and provident funds, and their respective contribution rates, and any retirement arrangements or obligations, (v) share options (if any) or rights, (vi) whether any commitment, promise or undertaking has been made by the Company or any Company Subsidiary or any of their officers with respect to any change in the compensation payable to any such employee, and (vii) whether such person, to the extent employed in Israel, is subject to a Section 14 arrangement under the Severance Pay Law (and, to the extent such person is subject to a Section 14 arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of their employment and on the basis of their entire salary). Each employee (including all Key Employees) has signed an offer letter or employment agreement, including confidentiality, non-competition and intellectual property undertakings in the standard form of the Company or a company Subsidiary (and all of which have been made available to the Parent). No Key Employee or officer of the Company or any Company Subsidiary has given notice to the Company, nor does the Company have Knowledge, that any such Key Employee or officer intends to terminate his or her employment with the Company and/or any Company Subsidiary. Neither the Company or any Company Subsidiary has any unsatisfied obligations of any material nature to any of their former employees, service providers, consultants or independent contractors and their termination was in compliance with applicable law and agreements.

(i) Except as set forth on Section 2.15(i) of the Company Disclosure Schedule, no Person has any agreement with the Company or any Company Subsidiary under which that Person acts as an independent contractor, consultant, or in a similar capacity for the Company or any Company Subsidiary, whether on a full time or a part time or retainer basis or otherwise. Section 2.15(i) of the Company Disclosure Schedule also shows all payments and benefits payable or which the Company or any Company Subsidiary is bound to provide (whether now or in the future) to each such independent contractor, consultant and the like, including fees, bonuses, commissions, expenses reimbursement, any other benefit and start date. All arrangements and agreements with the Persons on Section 2.15(i) of the Company Disclosure Schedule are in writing, true and complete copies of which have heretofore been made available to Parent. All persons listed on Section 2.15(i) of the Company Disclosure Schedule are properly classified as independent contractors, there is no employer-employee relationship between the Company or any Company Subsidiary and any such Person, and they are not entitled to any rights under the labor and/or employment laws of any applicable jurisdictions, including severance pay, and any such Persons have received all of the rights and compensation to which they are entitled according to applicable law and agreements. Neither the Company nor any Company Subsidiary engages any manpower employees other than on a short-term, temporary basis.

Section 2.16 Interested Party Transactions.

Except as disclosed in Section 2.16 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is indebted to any director, officer, employee, consultant or stockholder of the Company or any Company Subsidiary (except for current amounts due as normal salaries, fees, and bonuses and in reimbursement of ordinary expenses), and no such Person is indebted to the Company or any Company Subsidiary. Except as disclosed in Section 2.16 of the Company Disclosure Schedule, there is no transaction that would be required to be disclosed pursuant to Section 404 of Regulation S-K under the Securities Act of 1933, as amended, if the Company were to file a Form S-1 under such Act as of the date of this Agreement. No officer, director or stockholder of the Company or any Company Subsidiary (a) owns or holds, directly or indirectly, in whole or in part, any Company Intellectual Property, (b) has any claim, charge, action or cause of action against the Company or any Company Subsidiary, except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay or accrued benefits under any employee benefit plan existing on the date hereof (or as set forth on Section 2.16 of the Company Disclosure Schedule), (c) has made, on behalf of the Company or any Company Subsidiary, any payment or commitment to pay any commission, fee or other amount to, or to purchase or obtain or otherwise Contract to purchase or obtain any goods or services from, any other Person of which any officer, director or stockholder of the Company or any Company Subsidiary (or, to the Knowledge of the Company, a relative of any of the foregoing) is a partner or stockholder (except holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than five percent (5%) of the equity of any such entity) or (d) to the Knowledge of the Company, has any interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Company or any Company Subsidiary.

Section 2.17 Leased Property.

Section 2.17 of the Company Disclosure Schedule sets forth a complete list of the real property leased, subleased, licensed or occupied by the Company and each Company Subsidiary and each lease, sublease, license or occupancy agreement (in each case, including all amendments to date) relating to any such real property (the “Lease Agreements”). Each Lease Agreement is valid, binding and enforceable in accordance with its terms and the Company and/or any Company Subsidiary, as the case may be, has a valid and binding leasehold interest in, and enjoys peaceful possession of, the real property described in Section 2.17 of the Company Disclosure Schedule. There are no disputes, oral agreements, or forbearance programs in effect as to the Lease Agreements. There are no material existing breaches or defaults by the Company or any Company Subsidiary under any Lease Agreement, and no event has occurred that (with the giving of notice, lapse of time or both) would constitute a material breach or default by the Company or any Company Subsidiary under any Lease Agreement. To the Knowledge of the Company and each Company Subsidiary, no other party to any Lease Agreement is in breach or default under (or with only notice or lapse of time or both would be in breach of or default under) the terms of any Lease Agreement. Neither the Company nor any Company Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or any of its rights under any Lease Agreement, and the leasehold estate created by each such lease is free and clear of all Liens, other than Permitted Liens. Neither the Company nor any Company Subsidiary is engaged in any negotiation for the reviewing of the rent payable under any Lease Agreement. Neither the Company nor any Company Subsidiary owns or has ever owned any real property. Neither the Company nor any Company Subsidiary is a lessor, sublessor or licensor under any agreement conveying to any Person any right to use or occupy any real property.

Section 2.18 Insurance.

The Company and each Company Subsidiary have policies of insurance and bonds of the type and in the amounts customarily carried by Persons conducting businesses or owning assets similar to those of the Company and the Company Subsidiaries. Section 2.18(i) of the Company Disclosure Schedule contains a complete list of the policies and Contracts of insurance maintained by the Company and each Company Subsidiary other than employee benefit plans listed on Section 2.14 of the Company Disclosure Schedule. All such policies and bonds are in full force and effect, all premiums due and payable to date under all such policies and bonds have been paid and the Company and each Company Subsidiary are otherwise in compliance in all material respects with the terms of such policies and bonds. There is no claim pending under any such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. Neither the Company nor any Company Subsidiary has received any notice of cancellation or non-renewal of any such policies or bonds from any of its insurance carriers, nor to the Company’s Knowledge, is the termination of any such policies or bonds threatened. Neither the Company nor any Company Subsidiary has received any written notice from any of its insurance carriers that any insurance premiums will be increased in the future or that any insurance coverage presently provided will not be available to the Company or any Company Subsidiary in the future on substantially the same terms as now in effect. Nnone of such policies or bonds provides for any retrospective premium adjustment, experience-based liability or loss sharing arrangement affecting the Company or any Company Subsidiary.

Section 2.19 Compliance With Laws.

The Company and each Company Subsidiary have complied in a timely manner and in all material respects with all federal, state, local or foreign statutes, laws, regulations or other Legal Requirements (including, but not limited to, the laws, regulations and requirements of the State of Israel) that affect the business, properties or assets of the Company and/or any Company Subsidiary, and no notice, charge, claim, action or assertion has been received by the Company or any Company Subsidiary or to the Company’s Knowledge, has been filed, commenced or threatened against the Company or any Company Subsidiary alleging any material violation of any of the foregoing. Neither the Company nor any Company Subsidiary has at any time received any notice or direction from any Governmental Entity challenging or questioning the legal right of the Company or any Company Subsidiary to design, market, offer or sell any of its products or services or the use of its assets in the present manner or style thereof.

Section 2.20 Minute Books.

The minute books of the Company and each Company Subsidiary made available to Parent contain a complete and accurate summary of all meetings of directors, committees and stockholders and all actions by written consent since the time of incorporation of the Company or such Company Subsidiary, as the case may be, through the date of this Agreement, and reflect all transactions and other corporate actions referred to in such minutes accurately in all material respects.

Section 2.21 Internal Controls.

The Company and each Company Subsidiary (i) make and keep accurate books and records that fairly reflect the transactions and dispositions of assets of the Company or each Company Subsidiary, as the case may be, and (ii) maintain internal accounting controls which provide reasonable assurance that (a) transactions are recorded as necessary to permit preparation of their respective financial statements in conformity with GAAP, (b) receipts and expenditures are made only in accordance with general or specific authorizations of management and directors of the Company or any Company Subsidiary, (c) access to their respective assets is permitted only in accordance with general or specific authorizations of management and directors of the Company or any Company Subsidiary and (d) the reported accounting for their respective assets and liabilities is compared with existing assets and liabilities at reasonable intervals.

Section 2.22 Propriety of Past Payments.

No unrecorded fund or asset of the Company or any Company Subsidiary has been established for any purpose, (a) no accumulation or use of corporate funds of the Company or any Company Subsidiary has been made without being properly accounted for in the books and records of the Company or the applicable Company Subsidiary and (b) none of the Company, any Company Subsidiary, any director, officer, employee in their capacity as such, or agent of the Company or any Company Subsidiary or any other Person associated with or acting for or on behalf of the Company or any Company Subsidiary has, directly or indirectly, made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services, (i) to obtain favorable treatment for any Company Stockholder, the Company, any Company Subsidiary or any affiliate of the Company in securing business, (ii) to pay for favorable treatment for business secured for any Company Stockholder, the Company, any Company Subsidiary or any affiliate of the Company, (iii) to obtain special concessions, or for special concessions already obtained, for or in respect of any Company Stockholder, the Company, any Company Subsidiary or any affiliate of the Company or (iv) otherwise for the benefit of any Company Stockholder, the Company, any Company Subsidiary or any affiliate of the Company in violation of any federal, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty (including existing site plan approvals, zoning or subdivision regulations or urban redevelopment plans relating to real property). None of the Company, any Company Subsidiary or any current director, officer, agent, employee or other Person acting on behalf of the Company or any Company Subsidiary pursuant to the Company’s or any Company Subsidiary’s request, has used funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity or accepted or received any unlawful contribution, payment, gift, kickback, expenditure or other item of value.

Section 2.23 Complete Copies of Materials.

The Company made available to Parent, complete copies of (i) each document which is listed or described on the Company Disclosure Schedules (including any attachments thereto) or in any other Exhibit or Schedule called for by this Agreement (ii) the Company Certificate of Incorporation, Company Bylaws and charter documents of each Company Subsidiary, in each case as amended to date and as currently in effect, and (iii) the stock transfer books of the Company and each Company Subsidiary setting forth all transfers of any capital stock, in each case as currently in effect.

Section 2.24 Vote Required.

The affirmative vote or written consent of (a) the holders of a majority of the outstanding shares of the Company Common Stock and Company Preferred Stock, voting together as a single class, adopting this Agreement and approving the transactions described herein, (b) the holders of a majority of the outstanding shares of Company Preferred Stock, voting as a single class on an as-converted basis, adopting this Agreement and approving the transactions described herein, and (c) the holders of 60% of the outstanding shares of the Series A Preferred and the Series B Preferred, voting together as a single class, 60% of the outstanding shares of the Series C Preferred and the Series E Preferred, voting together as a single class, and a majority of the Series D Preferred voting as a single class, in each case on an as-converted basis approving the conversion of all outstanding shares of Company Preferred Stock into shares of Company Common Stock immediately prior to the Effective Time, are the only votes or written consents of any class or series of the Company Capital Stock necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

Section 2.25 Brokers’ and Finders’ Fees.

Except as disclosed in Section 2.25 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 2.26 Board Approval.

The Company Board has unanimously (i) adopted and approved this Agreement, the Ancillary Agreements and the Merger, (ii) determined that the transactions contemplated herein and therein are advisable and in the best interests of the Company Stockholders and on terms that are fair to such Company Stockholders and (iii) resolved to recommend that the Company Stockholders approve this Agreement, the Ancillary Agreements and the Merger, and none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 2.27 Company Contracts.

(a) Except for the Contracts described in Section  2.27(a) of the Company Disclosure Schedule (collectively, the “Company Contracts”), neither the Company nor any Company Subsidiary is a party to or bound by any of the following:

(i) any distributor, sales, advertising, agency or manufacturer’s representative Contract;

(ii) any continuing Contract for the purchase of materials, supplies, equipment or services involving in the case of any such Contract more than One Hundred Thousand Dollars ($100,000) over the life of the Contract;

(iii) any Contract relating to the acquisition by the Company or any Company Subsidiary of any assets having a value of more than Fifty Thousand Dollars ($50,000), operating business or capital stock of any other Person, the participation in a joint venture or similar arrangement with any other Person or the making of any other investment in any other Person;

(iv) any Contract, offer or proposal made by or binding upon the Company or any Company Subsidiary to any customer or potential customer for the sale of Company Products or services having a value of more than One Hundred Thousand Dollars ($100,000);

(v) any Contract (A) that expires or may be renewed at the option of any Person other than the Company or any Company Subsidiary so as to expire more than three (3) months after the date hereof, (B) requiring the Company or any Company Subsidiary to sell or otherwise provide current or future products or services (including engineering and research and development services), or to provide support for any current or future products or services, in each case, for a period of at least five (5) years after the Closing or (C) not terminable by the Company upon thirty (30) days or less notice by the Company without penalty or obligation to make any payment based on such termination;

(vi) any Contract with any Governmental Entity;

(vii) any trust indenture, mortgage, promissory note, loan agreement or other Contract or instrument for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(viii) any Contract for capital expenditures in excess of Fifty Thousand Dollars ($50,000) individually, or in excess of One Hundred Thousand Dollars ($100,000) in the aggregate;

(ix) any Contract purporting to impose confidentiality or non-disclosure obligations on the Company or any Company Subsidiary;

(x) any Contract involving the purchase, sale, lease, sublease, license or occupancy of real property;

(xi) any Contract with any stockholder, employee, officer, director, affiliate or associate of the Company, any Company Subsidiary or any family member thereof except (A) the grant of Company Options listed in Section 2.2(e)

of the Company Disclosure Schedule, and (B) any employment or executive compensation agreement listed on Section 2.14 of the Company Disclosure Schedule;

(xii) any agreement of guarantee, support, indemnification (specifically identifying those Contracts involving Intellectual Property Rights that include indemnification provisions in Section 2.27(a)(xiii) of the Company Disclosure Schedule), assumption or endorsement, or any similar Contract with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or Indebtedness of any other Person;

(xiii) any Contracts required to be scheduled on Sections 2.11(l) or (m) of the Company Disclosure Schedule or that restrict the Company’s or any Company’s Subsidiary’s right to use or register any material Intellectual Property or Intellectual Property Rights;

(xiv) any strategic alliance, joint development, joint marketing, partnership or similar Contracts (including letters of intent, term sheets or draft Contracts related thereto);

(xv) any Contracts related to the design, development, testing or manufacture of the Company Products;

(xvi) any Contract (1) containing any covenant limiting (or purporting to limit) in any material respect the right of the Company or any Company Subsidiary (A) to engage in any line of business, (B) to make use of any Company Intellectual Property or develop, market, discontinue, or distribute any product or service, (C) to compete with any Person or acquire any property, (D) granting any exclusive marketing or distribution rights with respect to a product or service of the Company or any Company Subsidiary; (2) granting or purporting to grant any other exclusive rights; (3) providing “most favored nations” or other preferential pricing terms for Company Products; (4) containing any term or obligation of non-assertion, rebate programs, provisions for unpaid future deliverables, future royalty payments or other non-standard terms, including but not limited to, non-standard discounts, non-standard licensing obligations, or non-standard service requirements; or (5) which otherwise adversely affects or would reasonably be expected to adversely affect the right of the Company or any Company Subsidiary to sell, distribute or manufacture any Company Products or Company Intellectual Property or to purchase or otherwise obtain any Software, components, parts or subassemblies;

(xvii) any collective bargaining agreement or Contract with any labor union, works council or trade association;

(xviii) any Contract for the lease of any machinery, equipment, office furniture, fixtures or other personal property exceeding Twenty Thousand Dollars ($20,000) over the life of such Contract and any Contract for the lease of any motor vehicles; or

(xix) any employment agreement, severance agreement or change in control agreement or Contract with any current or former director, officer, employee or consultant of the Company or any Company Subsidiary, other than those that are terminable at-will by the Company or any Company Subsidiary on no more than thirty (30) days’ notice without liability or financial obligation and other than any such agreement or Contract with a former director, officer, employee or consultant under which neither the Company nor any Company Subsidiary has any continuing obligations.

Section 2.27(a) of the Company Disclosure Schedule sets forth a list, organized in subsections corresponding to the subsections of Section 2.27(a) of this Agreement, of all such Company Contracts as of the date hereof.

(b) Customers. Section 2.27(b) of the Company Disclosure Schedule sets forth the customers of the Company and the Company Subsidiaries who accounted for revenues of at least Two Hundred Thousand Dollars ($200,000) for each of (i) the year ended December 31, 2009 and (ii) the nine months ended September 30, 2010. Except as set forth in Section 2.27(b) of the Company Disclosure Schedule, none of such customers has indicated in writing or, to the Knowledge of the Company, orally to the Company or any of the Company Subsidiaries any intent to discontinue or alter in a manner adverse to the Company or any of the Company Subsidiaries the terms of such customer’s relationship with the Company or any of the Company Subsidiaries or make any claim that the Company or any Company Subsidiaries has breached its obligations to such customer (and the Company has no Knowledge of any such breach).

Section 2.28 No Breach of Company Contracts.

All Company Contracts are in written form. Except as disclosed in Section 2.25 of the Company Disclosure Schedule, the Company and each Company Subsidiary have each performed their respective obligations in all material respects under, and are entitled to all benefits under, all Company Contracts. Each of the Company Contracts is in full force and effect, and there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Company Subsidiary or, to the Knowledge of the Company, with respect to the other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would reasonably be expected to become a default or event of default under the terms of any Company Contract. The Company has not received notice that any Company Contract may be totally or partially terminated or suspended prior to its expiration by its terms by the other parties thereto. The Company and the Company Subsidiaries have fulfilled all material obligations required to have been performed by the Company and Company Subsidiaries pursuant to each Company Contract. True, correct and complete copies of all Company Contracts have been delivered or made available to Parent.

Section 2.29 Third Party Consents.

Section 2.29 of the Company Disclosure Schedule lists all material Contracts to which the Company or any Company Subsidiary is a party or by which its properties or assets are bound that entitle any Person to any right of notice, novation, waiver, consent or approval, as the case may be, in connection with the consummation of the transactions contemplated by this Agreement.

Section 2.30 Accounts Receivable.

Except as disclosed in Section 2.30 of the Company Disclosure Schedule, subject to any reserves set forth in the Interim Balance Sheet, all accounts receivable of the Company and each Company Subsidiary shown on the Interim Balance Sheet are valid receivables subject to no setoffs or counterclaims, represent and will represent bona fide claims against debtors for sales and other charges, are payable on ordinary trade terms, do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement and are not subject to discount except for normal cash and immaterial trade discounts. The amount carried for doubtful accounts and allowances disclosed in the Interim Balance Sheet are sufficient to provide for any losses which may be sustained on realization of the receivables. There are no unpaid invoices or bills representing amounts alleged to be owed by the Company or any Company Subsidiary, or other alleged obligations of the Company or any Company Subsidiary, which either the Company or any Company Subsidiary has disputed or determined to dispute or refuse to pay.

Section 2.31 Bank Accounts.

Section 2.31 of the Company Disclosure Schedule identifies all banks, trust companies, securities brokers and other financial institutions at which the Company or any Company Subsidiary has an account or a safe deposit box or maintains a banking, custodial, trading or other similar relationship, whether or not such accounts are held in the name of the Company, and lists the respective signatories therefor and lists the names of all individuals holding a power of attorney from the Company or any Company Subsidiary with respect to such accounts.

Section 2.32 State Takeover Statutes.

The Company Board has taken all actions so that the restrictions in Section 203 of Delaware Law applicable to a “business combination” (as defined in such Section 203), and any other similar applicable federal, state, local or foreign “fair price” or “control share acquisition” statutes, laws or regulations (any such statute, law or regulation, a “Takeover Statute”), will not apply to Parent or Merger Sub with respect to the Merger, including the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

Section 2.33 Acquisition Proposals.

Since September 20, 2010 the Company has not (and no representative of the Company has) (i) solicited, initiated, entertained, encouraged, discussed, accepted or considered any inquiries, offers or proposals from any Person (other than Parent) which constituted, or could reasonably have been expected to lead to an Acquisition Proposal or (ii) negotiated with any Person or entered into any agreement, letter of intent or other document relating to or contemplating, or any agreement in principle with respect to, any Acquisition Proposal.

Section 2.34 Certain Product Architecture.

To the Knowledge of the Company, there is no fact or circumstance that would reasonably be expected to result in a complete rearchitecture of the Identified Products in order to meet such Identified Products’ target specifications.

Section 2.35 Warranty Obligations.

(a) Section 2.35 of the Company Disclosure Schedule sets forth (i) a list of all forms of written warranties, guarantees and written warranty policies of the Company and each Company Subsidiary in respect of any of the Company Product or services of the Company or any Company Subsidiary, which are currently in effect (the “Warranty Obligations”), and the duration of each such Warranty Obligation, (ii) each of the Warranty Obligations which is subject to any dispute or, to the Knowledge of the Company, threatened dispute, and (iii) the return materials authorization history during the three years preceding the date hereof of the Company and each Company Subsidiary relating to the Company Products. True and correct copies of the Warranty Obligations have been made available to Parent prior to the execution of this Agreement.

(b) (i) There have not been any material deviations from the Warranty Obligations, and no salesperson, employee or agent of the Company or any Company Subsidiary is authorized to undertake any obligation to any customer or other Person in excess of such Warranty Obligations and (ii) the Financial Statements reflect adequate reserves for Warranty Obligations. All Company Products (A) are and were free of material defects in construction and design and (B) satisfy any and all Contract or other specifications related thereto in all material respects, to the extent stated in writing in such Contracts or specifications.

Section 2.36 Inventory.

All inventory of the Company and Company Subsidiaries reflected on the Interim Balance Sheet consisted, and all inventory acquired since the date of the Interim Balance Sheet consists, of a quality and quantity usable and salable in the ordinary course of business. Except as set forth in Section 2.36 of the Company Disclosure Schedule, since the Interim Balance Sheet Date, neither the Company nor any Company Subsidiary has written down the value of any such inventory. Except as disclosed in the notes to the Financial Statements, all items included in the inventory of the Company and Company Subsidiaries are the property of the Company and Company Subsidiaries free and clear of any Lien, have not been pledged as collateral, are not held by the Company or any Company Subsidiary on consignment from others and conform in all material respects to all standards applicable to each inventory or its use or sale imposed by Legal Requirement.

Section 2.37 Grants, Incentives and Subsidies.

Section 2.37 of the Company Disclosure Schedule sets forth a complete list of all pending and outstanding grants, incentives and subsidies, including, for the avoidance of doubt, all applications therefor (collectively, “Grants”), from any Governmental Entity to the Company or any Company Subsidiary under applicable Legal Requirement or from any other Person. The Company has delivered to Parent, prior to the date hereof, correct and complete copies of all documents evidencing Grants submitted and/or received by or on behalf of the Company or any Company Subsidiary, including all letters of approval, and supplements thereto, granted to the Company or any Company Subsidiary and any other applicable correspondence. The Company and each Company Subsidiary is in compliance in all material respects with the terms and conditions of all Grants and the Legal Requirements applicable thereto and have duly fulfilled all obligations and undertakings relating thereto. Neither the Company nor any Company Subsidiary is aware of any event or other set of circumstances which might lead to the revocation or modification of any Grant.

Section 2.38 Representations Complete; Disclosure Information.

(a) None of this Agreement (as modified by the Company Disclosure Schedule), any related Agreement or any certificate delivered to Parent pursuant to this Agreement by the Company, contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was made, not misleading.

Except for the representations and warranties contained in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate, Ancillary Agreements or in any other instrument delivered in connection herewith or therewith delivered by or on behalf of the Company pursuant to this Agreement, the Company makes no representation or warranties concerning the Company, the Company Subsidiaries, the Merger or otherwise in expectation of the transactions contemplated by this Agreement or any information, document, or material made available to Parent or its counsel or other representatives in Parent’s due diligence review, including in certain “data rooms” (electronic or otherwise) or management presentations.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Each of Parent and Merger Sub, jointly and severally, represents and warrants to the Company as follows:

Section 3.1 Organization, Standing and Power.

Parent is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Each of Parent and Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and, in jurisdictions where such concept is recognized, is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement. Parent and Merger Sub are not in violation of any of the provisions of their respective certificate of incorporation or bylaws.

Section 3.2 Authority.

Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Parent or Merger Sub is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent or Merger Sub, as the case may be, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the Ancillary Agreements to which either of them is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement to which Parent or Merger Sub is a party have been duly executed and delivered by Parent or Merger Sub, as the case may be, and constitute the valid and binding obligations of Parent or Merger Sub enforceable against Parent or Merger Sub in accordance with their terms, except to the extent that enforceability may be limited by the effect, if any, of (i) any applicable bankruptcy, reorganization, insolvency, moratorium or other Legal Requirements affecting the enforcement of creditors’ rights generally, and (ii) general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity. Neither the execution and delivery by Parent or Merger Sub of this Agreement or any Ancillary Agreement to which it is a party, nor the consummation of the transactions contemplated hereby and thereby will conflict with, or result in any breach or violation of, or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation or obligation or loss of any benefit under (i) any provision of the articles of incorporation, certificate of incorporation or bylaws of Parent or Merger Sub, (ii) any contract to which Parent or Merger Sub is a party or to which any of their respective properties or assets is bound or (iii) subject to the exceptions set forth in the sentence that immediately follows, any Legal Requirement applicable to either Parent or Merger Sub or any of their respective properties or assets, except, in the case of clauses (ii) and (iii) above, any such conflicts, breaches, violations, defaults, rights or losses, which would not, individually or in the aggregate, prevent or materially and adversely delay the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement. Except for the filing and recordation of the Certificate of Merger and the related certificate of incorporation of the Surviving Corporation in accordance with the requirements of Delaware Law, no notice to, filing with, and no permit, authorization, consent or approval of, any Governmental Entity, or any private third party is necessary for the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement.

Section 3.3 Interim Operations of Merger Sub.

Merger Sub was formed by Parent solely for the purpose of engaging in the transactions contemplated by this Agreement has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Merger Sub has no liabilities and, except for a subscription agreement pursuant to which all of its authorized capital stock was issued to Parent, is not a party to any agreement other than this Agreement, the agreements contemplated herein and agreements with respect to the appointment of registered agents and similar matters.

Section 3.4 Legal Proceedings.

As of the date of this Agreement, there is no private or governmental action, suit, proceeding, inquiry, claim, charge, arbitration or investigation pending before any Governmental Entity, or, to the Knowledge of Parent, threatened against Parent or Merger Sub which, if adversely determined, would prevent Parent or Merger Sub from consummating the Merger. As of the date of this Agreement, neither Parent nor Merger Sub is subject to any judgment, decree, injunction or order of any court, which would prevent Parent or Merger Sub from performing their respective obligations under this Agreement or consummating the transactions contemplated hereby.

Section 3.5 Acquisition of Shares for Investment.

Parent has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its acquisition of the Company Common Stock. Parent confirms that the Company has provided it and Merger Sub the opportunity to ask questions of the officers and management employees of the Company and to acquire additional information about the business and financial condition of the Company. Parent is acquiring the Company Capital Stock for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling such shares. Parent agrees that the Company Capital Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the United States Securities Act of 1933, as amended, except pursuant to an exemption from such registration available under such Act.

Section 3.6 Financing.

Parent has, or will have prior to the Closing Date and the date on which the Shareholder Earnout Payment is required to be paid pursuant to Section 1.8 above, as applicable, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Aggregate Merger Consideration at the times contemplated by this Agreement.

Section 3.7 HSR.

The Board of Directors of Parent has, in good faith, conducted a fair market valuation of the U.S. assets of the Company. Based on this valuation and pursuant to Section 802.4 of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (the “HSR Act”), Parent’s proposed acquisition of the Company’s U.S. assets does not require a premerger notification filing under the HSR Act.

Section 3.8 Brokers’ and Finders’ Fees.

Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or the transactions contemplated hereby for which the Company or any Company Holder shall have any liability.

ARTICLE IV

CONDUCT PRIOR TO THE CLOSING DATE

Section 4.1 Conduct of Business of the Company.

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall (except to the extent expressly contemplated by this Agreement or as consented to in writing by Parent)

(i) carry on its business and the business of each Company Subsidiary in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, (ii) pay and cause each Company Subsidiary to pay debts and Taxes when due subject to good faith disputes over such debts or Taxes for which adequate reserves have been established in accordance with GAAP, to pay or perform other obligations when due subject to good faith disputes over whether payment or performance is owing, (iii) maintain its cash management practices and its policies, practices and procedures with respect to collection of accounts receivables, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue, and acceptance of customer deposits in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and (iv) to use all commercially reasonable efforts consistent with past practice and policies to (x) preserve its and each Company Subsidiary’s present business organization, keep available the services of its and each Company Subsidiary’s present officers and employees and preserve its and each Company Subsidiary’s relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its and its subsidiaries’ goodwill and ongoing businesses shall not be substantially impaired at the Effective Time, (y) maintain all of the assets of the Company and each Company Subsidiary in their current condition, ordinary wear and tear excepted and, in the event of any damages to or destruction of any of the material assets prior to the Closing Date, promptly replace, repair or restore such assets and (z) conduct its and each Company Subsidiary’s business in compliance with all applicable Legal Requirements. The Company and each Company Subsidiary shall retain all books, records, and documents necessary for the preparation of Tax Returns and Audits. The Company shall promptly notify Parent of any event or occurrence not in the ordinary course of its or any Company Subsidiary’s business or consistent with past practice, and of any event which could have a Company Material Adverse Effect.

Section 4.2 Restriction on Conduct of Business of the Company.

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except to the extent expressly contemplated by this Agreement, without the prior written consent of Parent, the Company shall not do or cause, and shall not permit any Company Subsidiaries to do or cause, any of the following:

(a) Charter Documents. Amend the Company Certificate of Incorporation or the Company Bylaws or the charter documents of any Company Subsidiary or organize any subsidiary or acquire any capital stock or other securities, or equity or ownership interest in the business, of any other Person;

(b) Dividends; Changes in Capital Stock. Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock or the capital stock of any Company Subsidiary, or split, combine or reclassify any Company Capital Stock or the capital stock of any Company Subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock or the capital stock of any Company Subsidiary, or repurchase or otherwise acquire, directly or indirectly, any shares of Company Capital Stock or the capital stock of any Company Subsidiary;

(c) Material Company Contracts. Enter into any Company Contract or violate, amend, terminate or otherwise modify or waive any of the material terms of any of its Company Contracts;

(d) Expenditures. Make expenditures in excess of Fifty Thousand Dollars ($50,000) in the aggregate, other than in accordance with the Budget and other than Company Fees and Expenses.

(e) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Capital Stock or the capital stock of any Company Subsidiary or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such securities or other convertible securities, other than the issuance of Company Common Stock upon exercise of Company Options set forth in Section 2.2(e) of the Company Disclosure Schedule, the issuance of Company Common Stock upon conversion of Company Preferred Stock set forth in Section 2.2(d) of the Company Disclosure Schedule or upon conversion of Company Preferred Stock issued upon exercise of Company Warrants set forth in Section 2.2(g) of the Disclosure Schedule;

(f) Intellectual Property. (1) Transfer to any Person or entity any rights to Company Intellectual Property other than pursuant to non-exclusive license arrangements in the ordinary course of business, consistent with past practice, (2) abandon, permit to lapse or otherwise dispose of any Company Intellectual Property, (3) make any material change in any Company Intellectual Property, other than in the ordinary course of development of the Company’s Products, (4) dispose of or disclose to any Person other than representatives of Parent any Trade Secret, formula, process or know-how or other Intellectual Property not theretofore a matter of public knowledge, except as necessary in the ordinary course of business subject to written confidentiality agreements reasonably sufficient to protect the confidentiality thereof, or (5) enter into any Contract with respect to or otherwise binding upon any Intellectual Property or Intellectual Property Rights of Parent or any of its affiliates, other than the Company and any Company Subsidiary;

(g) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of the Company’s or any Company Subsidiary’s products or technology;

(h) Indebtedness. Incur, repay or modify any Indebtedness, guarantee any such Indebtedness, issue or sell any debt securities or guarantee any debt securities of others (other than intercompany Indebtedness in the ordinary course of business consistent with past practice);

(i) Liens. Create a Lien on any asset other than a Permitted Lien;

(j) Leases. Terminate, amend or enter into any lease with respect to real or personal property;

(k) Payment of Obligations. Pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction of liabilities (other than Indebtedness) in the ordinary course of business consistent with past practice or which are otherwise reflected or reserved against in the Interim Balance Sheet and other than Company Fees and Expenses;

(l) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of Fifty Thousand Dollars ($50,000) individually or in excess of One Hundred Thousand Dollars ($100,000) in the aggregate;

(m) Insurance. Fail to keep in full force and effect the Company’s and any Company Subsidiary’s current insurance policies or other comparable insurance affecting the business of the Company or Company Subsidiaries, or materially reduce the amount of any insurance coverage provided by existing insurance policies;

(n) Employees; Employee Benefit Plans; New Hires; Pay Increases. Adopt, amend, fund or accelerate payment under any Company Employee Plan (except pursuant to any Legal Requirement) or hire any new officer or employee, pay (other than as previously agreed in accordance with the terms of a Company Employee Plan as set forth in Section 2.14 of the Company Disclosure Schedule) or enter into any agreement, or otherwise promise, to pay any bonus, retention or special remuneration to any current or former employee, consultant or director or change the salaries, wage rates or other benefits of any of its current or former employees, consultants or directors, join any employers’ organization, enter into collective bargaining agreement, trade union agreement or similar agreement or arrangement under which any employee or consultant would be subject or would otherwise receive any benefit or forgive any loans to any current or former employee, consultant or director;

(o) Termination of Employees; Change in Control or Severance Arrangements. Terminate any Key Employee or any of the Company’s or any Company Subsidiary’s other employees other than, in the case of an employee other than a Key Employee, in the ordinary course of business consistent with past practice, or engage in any employee layoffs or plant closures. Grant or pay any change in control, severance or termination pay (i) to any current or former director or officer or (ii) to any other employee except payments made pursuant to standard written binding agreements outstanding on the date hereof and heretofore delivered to Parent or pursuant to a Legal Requirement;

(p) Litigation. Initiate or settle any litigation except for the commencement of legal action (i) in such cases where the Company in good faith determines that failure to commence suit would result in the impairment of a valuable aspect of its business; provided that it consults with Parent prior to the commencement of such a suit, or (ii) for a breach of this Agreement;

(q) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or, otherwise acquire or agree to acquire any assets, in each such case which are material, individually or in the aggregate, to the Company’s and Company Subsidiaries’ business, taken as a whole;

(r) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets, material to the Company or any Company Subsidiary;

(s) Taxes. Make, revoke or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to a Tax Return, enter into any closing agreement, settle or compromise any claim or assessment in respect of Taxes, or consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes;

(t) Accounting Policies and Procedures. Make any change to its accounting methods, principles, policies, procedures or practices, except as may be required by GAAP;

(u) Revaluation. Except as required by GAAP, revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable;

(v) Accounts Payable and Accounts Receivable. Take any action reasonably likely to (i) accelerate the payment of customer accounts receivables (including shortening payment terms, providing incentives for early payment or otherwise) or (ii) delay the payment on accounts payable to suppliers, vendors or others;

(w) Agreements with Stockholders. Enter into any agreements with any Company Stockholder;

(x) Bankruptcy. File a petition in bankruptcy, make an assignment for the benefit of creditors or file a petition seeking reorganization or arrangement or other action under federal or state bankruptcy laws;

(y) Warrants and Options. Permit any cashless exercise or net settlement of any Company Options or any Company Warrants, otherwise than in accordance with their terms as in effect on the date hereof and provided to Parent prior to the date hereof; and

(z) Other. Agree in writing or otherwise to take any of the actions described in Sections 4.2(a) through (y) above.

Without limiting the foregoing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company will notify Parent in writing not less than five (5) Business Days prior to (i) launching any Company Product, (ii) making any material modification to any Company Product (other than in the ordinary course of development of the Company Products), the Company’s website design or graphical user interface (including, without limitation, aspects of its design, such as colors, shapes, layout and typefaces, and the behavior of its dynamic elements, such as buttons, boxes, and menus) or (iii) making any modifications to (x) the terms of use and terms of service applicable to its members, web site visitors or other parties or (y) the Privacy Policies.

Section 4.3 Solicitation.

(a) No Solicitation. Until the earlier of the Effective Time or the termination of this Agreement, the Company shall not, and shall not authorize or permit any

Company Subsidiary or any of its or their respective officers, directors, employees or other agents to, directly or indirectly (i) initiate, solicit, facilitate or encourage (including, without limitation, by way of furnishing information), or take any action to facilitate any inquiry or the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) propose, enter into or participate in negotiations or discussions with, or provide any information or data to, any person (other than Parent, Merger Sub or any of their respective affiliates or representatives) relating to any Acquisition Proposal, (iii) make or authorize any statement, recommendation or solicitation in support of, or approve, any Acquisition Proposal or (iv) assist, cooperate with, facilitate or knowingly encourage any person to make any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (v) disclose any information not customarily disclosed to any person concerning the Company and which the Company or any representative of the Company believe would be used for the purposes of formulating any Acquisition Proposal or (vi) agree to enter into any letter of intent or similar document or any contract, agreement or commitment contemplating, approving, recommending, endorsing or otherwise relating to any Acquisition Proposal. Upon execution of this Agreement, the Company shall, and shall cause each Company Subsidiary and their respective officers, directors, employees or other agents to, immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.

(b) Notification. The Company will promptly notify Parent within ninety-six (96) hours after receipt of any Acquisition Proposal or any notice that any Person is considering making an Acquisition Proposal or any request for information relating to the Company or for access to the properties, books or records of the Company by any Person that has advised the Company that it may be considering making, or that has made, an Acquisition Proposal and will keep Parent timely informed in all material respects of the status and details of any such Acquisition Proposal notice, request or any correspondence or communications related thereto and shall provide Parent with a true and complete copy of such Acquisition Proposal notice or request or offer or inquiry or correspondence or communications related thereto, if it is in writing, or a written summary thereof (which shall include the identity of the person considering or proposing such Acquisition Proposal and the material terms thereof), if it is not in writing. The Company shall not provide any information concerning the Company to any party making or considering making an Acquisition Proposal. Neither the Company Board nor any committee thereof shall (1) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board or any such committee of this Agreement or the Merger, or (2) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (3)  enter into any agreement with respect to any Acquisition Proposal.

Section 4.4 Notice to Stockholders.

(a) The Company will prepare, in consultation with Parent, an information statement in form and substance acceptable to Parent (the “Information Statement”) relating to this Agreement, the Merger and the transactions contemplated hereby. The Company shall ensure that the Information Statement (i) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) complies with applicable Legal Requirements. The Information Statement shall include the unanimous recommendation of the Company Board in favor of this Agreement and the Merger and the conclusion of the Company Board that the transactions contemplated hereby are advisable and in the best interests of the Company Stockholders.

(b) As soon as practicable after the date hereof, and in no case later than the fifth (5th) Business Day after the date hereof, the Company shall deliver (in any manner permitted by applicable Legal Requirements) to each Company Stockholder the Information Statement and notice of receipt of the Required Vote, together with the notice of dissenters’ rights required pursuant to Delaware Law to Company Stockholders who may elect dissenters’ rights under such law. Thereafter, subject to Section 1.9(c), the Company shall deliver by any manner permitted by Delaware Law any subsequent notice required to be delivered with respect to Dissenting Shares pursuant to Delaware Law.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Access to Information; Notification of Certain Matters.

(a) The Company shall afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours and upon reasonable notice during the period prior to the Closing to (i) all of the properties, books, Tax Returns, Contracts, commitments and records, patent application files and personnel of the Company and the Company Subsidiaries and (ii) all other information concerning the business of the Company and the Company Subsidiaries, their respective properties and personnel as Parent may reasonably request.

(b) Subject to compliance with applicable federal, state and local laws, from the date hereof until Closing, the Company shall confer on a regular and frequent basis with one or more representatives of Parent to report material operational matters and the general status of ongoing operations.

(c) No information or Knowledge obtained in any investigation pursuant to this Section 5.1 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated hereby.

(d) The Company, on the one hand, and Parent, on the other hand, shall give prompt notice to the other upon learning of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be likely to cause either (i) any representation or warranty of the Company or Parent, as applicable, contained in this Agreement to be untrue or inaccurate in any material respect at the date hereof or at the Closing or (ii) any condition set forth in ARTICLE VI to be unsatisfied at the Closing Date (except to the extent it refers to a specific date) and (b) any material failure of the Company or Parent, as applicable, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or under any Ancillary Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.1(d) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the representations or warranties of the parties hereto or the conditions to the obligations of the parties hereto.

(e) As soon as such information becomes available, and in any event not later than thirty (30) days after the end of each fiscal month, the Company shall provide to Parent an unaudited balance sheet as of the end of such month and the related statements of results of operations and statements of cash flows for such period together with a list of the ages and amounts of all accounts and notes due and uncollected as of the end of such month. Notwithstanding the foregoing, the Company agrees to provide to Parent and its accountants, counsel and other representatives copies of the Company’s internal financial statements promptly upon request.

Section 5.2 Confidentiality.

The parties hereto acknowledge that Parent and the Company have previously executed a Non-Disclosure Agreement dated January 10, 2010 (the “NDA”) and an Exclusivity Agreement dated September 17, 2010 (together, the “Confidentiality Agreements”), which Confidentiality Agreements shall notwithstanding their terms continue in full force and effect until the Effective Time or, if this Agreement is terminated pursuant to ARTICLE VII, the first anniversary of the termination of this Agreement. In addition, the parties hereto agree that the terms and conditions of the transactions contemplated hereby, and information exchanged in connection with the execution hereof and the consummation of the transactions contemplated hereby, shall be subject to the Confidentiality Agreements.

Section 5.3 Public Disclosure.

Following the execution of this Agreement, Parent and the Company shall issue a mutually agreed joint press release announcing such execution, the timing of such press release to be determined by Parent in its sole and absolute discretion following consultation with the Company. Prior to the Closing, (i) if reasonably practicable, Parent shall consult with the Company before issuing any press release or making any public statement or disclosure regarding the terms of this Agreement, the Ancillary Agreements, or the transactions contemplated hereby or thereby, and (ii) the Company shall not issue any press release or make any public statement or disclosure regarding the terms of this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby without the prior written approval of Parent, in each case, except as may be required by applicable Legal Requirements.

Section 5.4 Consents; Cooperation.

(a) Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use all reasonable efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements, and as promptly as practicable after the date hereof, each of Parent, Merger Sub and the Company shall make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Governmental Entity in connection with the Merger and the transactions contemplated hereby, including, without limitation: (i) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of the State of Israel or any other foreign country, or any other Legal Requirement relating to the Merger. Each of Parent, Merger Sub and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.4(a) to comply in all material respects with all applicable Legal Requirements. Parent, Merger Sub and the Company each shall promptly supply the other with any information that may be required in order to effectuate any filings or application pursuant to this Section 5.4(a).

(b) Notification. Each of Parent, Merger Sub and the Company will notify the other promptly upon the receipt of (i) any comments or communications from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.4(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(c) Commercially Reasonable Efforts. Subject to the express provisions of Section 4.3 and Section 4.4 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in ARTICLE VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations, submissions and filings (including registrations, declarations, filings and submissions of responses to requests for additional information and documentary material with Governmental Entities, if any) and the taking of all commercially reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; provided, however, that in no event shall this Section 5.4(c) require Parent to take any action that is reasonably expected to materially and adversely affect Parent or its affiliates following the consummation of the Merger. In connection with and without limiting the foregoing, the Company and the Company Board shall, if any Takeover Statute or similar Legal Requirement is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all commercially reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Legal Requirement on the Merger, this Agreement and the transactions contemplated hereby. For purposes of subsection (iii) hereof, in connection with seeking such consents, waivers and approvals, the Company shall keep Parent informed of all material developments and shall, at Parent’s request, include Parent in any discussions or communications with any parties whose consent, waiver or approval is sought hereunder. Such consents, waivers and approvals under subsection (iii) hereof shall be in a form reasonably acceptable to Parent, and with respect to the consents, waivers and approvals required pursuant to Section 6.3(c), Parent shall have reasonable discretion to determine the form thereof. Furthermore, for the avoidance of doubt, the Company shall have primary responsibility for obtaining the consents, waivers and approvals required pursuant to Section 6.3(c), and Parent and Merger Sub agree to reasonably assist and cooperate with the Company in such efforts. In the event the Merger does not close for any reason, Parent shall not have any liability to the Company, the Company Holders or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such consents, waivers and approvals under subsection (iii) hereof.

(d) No Divestiture. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Parent or any subsidiary or affiliate thereof to agree to any Action of Divestiture. The Company shall not, without the prior written consent of Parent, take or agree to take any Action of Divestiture. For purposes of this Agreement, an “Action of Divestiture” means (i) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of capital stock or of any business, assets or properties of Parent, its subsidiaries or affiliates, or the Company or any Company Subsidiary, (ii) the imposition of any limitation on the ability of Parent, its subsidiaries or affiliates, or the Company or any Company Subsidiary to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Parent, the businesses of the Company and each Company Subsidiary, or (iii) the imposition of any impediment on Parent, its subsidiaries or affiliates, or the Company or any Company Subsidiary under any statute, rule, regulation, executive order, decree, order or other legal restraint governing competition, monopolies or restrictive trade practices.

Section 5.5 Reasonable Efforts and Further Assurances; Other Actions.

Prior to the Closing, upon the terms and subject to the conditions of this Agreement (including, without limitation, Section 5.4), Parent, Merger Sub and the Company agree to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any applicable Legal Requirements) to consummate and make effective the Merger as promptly as practicable including, but not limited to (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any third party or Governmental Entity, and (ii) the satisfaction of the other parties’ conditions to Closing.

Section 5.6 Employee Benefits.

(a) For a period of not less than six (6) months following the Closing Date, Parent shall, or shall cause the Surviving Corporation to, provide to employees of the Surviving Corporation who were employees of the Company or the Company Subsidiaries immediately prior to the Closing Date (i) base salary and incentive compensation opportunities and (ii) employee benefits (in the case of both (i) and (ii), disregarding equity or equity-related compensation for the purposes of determining the value of compensation and benefits) that are substantially comparable in the aggregate, at Parent’s election, either to those provided to such employees immediately prior to the Closing Date or to those provided to similarly situated employees of Parent or its other Subsidiaries.

(b) Parent shall, or shall cause the Surviving Corporation to, honor all unused vacation, holiday, sickness and personal days accrued prior to the consummation of the Closing by the employees of the Company and Company Subsidiaries under the policies and practices of the Company and Company Subsidiaries. In the event of any change in the welfare benefits provided to any employee of the Surviving Corporation who was an employee of the Company or any of the Subsidiaries immediately prior to the Closing, Parent shall, or shall cause the Surviving Corporation to, as applicable, to the extent consistent with and permitted under Parent’s plans, programs, and arrangements, waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the employees of the Company or any of the Company Subsidiaries, and their covered dependents. under such plan (except to the extent that such conditions, exclusions or waiting periods would apply under the corresponding current employee plan absent any such change). Parent shall, or shall cause the Surviving Corporation to, provide each employee of the Company or any of the Company Subsidiaries with credit for all service with the Company and Company Subsidiaries (and service credited by the Company or any of the Company Subsidiaries) prior to the Closing Date, to the extent recognized as service under corresponding employee plans prior to the Closing Date for purposes of eligibility to participate and vesting under and the calculation of severance or vacation pay under all employee benefit plans, programs and arrangements maintained by or contributed to by the Company, Parent or the Surviving Corporation.

(c) If the Closing occurs before the Company and the Company Subsidiaries shall have paid to their employees the 2010 Distribution, then Parent shall, or shall cause the Surviving Corporation to, pay such 2010 Distribution to the employees of Parent and the Division who were employees of the Company and Company Subsidiaries prior to the Closing and are eligible to the 2010 Distribution, with the allocation of such payment to be as set forth in Schedule 5.6(c) to be provided by the Division General Manager to Parent as soon as practicable following the final determination of the 2010 Distribution. “ 2010 Distribution” means a profit-sharing distribution with respect to the Company’s calendar year 2010 profit, which shall be an amount determined by the General Manager of the Division (on the advice of the financial management team of the Surviving Corporation) and with the consent of Parent (not to be unreasonably withheld) equal to 10% of the calendar year 2010 adjusted net income of the Company and the Company Subsidiaries on a consolidated basis and (i) accrued in the financial statements of the Company and Company Subsidiaries with respect to that portion of calendar year 2010 ending on the day prior to the Closing Date and calculated in the same manner as currently accrued and (ii) with respect to any portion of calendar year 2010 from and after the Closing Date through December 31, 2010, calculated in the same manner as currently accrued. The determination of the 2010 Distribution by the Division General Manager with the consent of Parent, as well as the allocation set forth in Schedule 5.6(c) determined by the Division General Manager, shall be final and binding, and in no event whatsoever shall any of the Parent, the Surviving Corporation, the Division or any of the Company Subsidiaries have any liability with respect thereto.

(d) This Section 5.6 does not create, and nothing contained in this Section 5.6 shall be construed to create, any rights in any employee or former employee (including any dependent thereof) of the Company or the Surviving Corporation or any of the Company Subsidiaries in respect of continued employment for any specific period, nor to require Parent, or the Surviving Corporation, or any Company Subsidiary to continue any specific employee benefit plans.

Section 5.7 Termination of 401(k) Plan.

If required by Parent in writing, the Company shall, effective as of at least one (1) day prior to the Closing Date, have terminated the Company 401(k) Plan (the “401(k) Plan”) and no further contributions shall be made to the 401(k) Plan. The Company shall provide to Parent (i) if required to effect such termination, executed resolutions by the Company Board authorizing the termination and (ii) an executed amendment to the 401(k) Pan, which in Parent’s reasonable judgment is sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder.

Section 5.8 FIRPTA Certificate.

The Company shall, on or prior to the Closing Date, provide Parent with a properly executed Foreign Investment and Real Property Tax Act of 1980 notification letter (the “FIRPTA Certificate”), substantially in the form of Exhibit B attached hereto, which states that shares of capital stock of the Company do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3). In addition, simultaneously with delivery of such FIRPTA Certificate, the Company shall have provided to Parent, as agent for the Company, a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and in the customary form along with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company upon the Closing of the Merger, all in substantially the form of Exhibit C attached hereto.

Section 5.9 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to: (i) indemnify and hold harmless each individual who served as a director or officer of the Company or any Company Subsidiary prior to the Effective Time (collectively, the “Officer Indemnified Parties”) to the extent provided for under the terms and conditions of the Company Certificate of Incorporation or the Company Bylaws (each as in effect as of the date hereof), in connection with any Claim (as defined below) and any judgments, fines (including excise taxes), penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom. The indemnification obligations of the Surviving Corporation pursuant to this Section 5.9(a) shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby and any Claim relating thereto) and all rights to indemnification conferred hereunder shall continue as to an individual who has ceased to be a director or officer of the Company or any Company Subsidiary prior to the Effective Time and shall inure to the benefit of such individual’s heirs, executors and personal and legal representatives. As used in this Section 5.9(a), the term “Claim” means any threatened, asserted, pending or completed action, suit or proceeding, or any inquiry or investigation, whether instituted by the Company, any Governmental Entity or any other party, that any Officer Indemnified Party in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Officer Indemnified Party’s duties or service as a director, officer, trustee, employee, agent, or fiduciary of the Company, any Company Subsidiaries, any employee benefit plan maintained by any of the foregoing at or prior to the Effective Time and any other Person at the request the Company or any Company Subsidiaries.

(b) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the Company or any Company Subsidiary and any Officer Indemnified Party and listed in Section 2.27 of the Company Disclosure Schedule providing for the indemnification of such Officer Indemnified Party.

(c) If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Corporation, assume all of the obligations of the Surviving Corporation set forth in this Section 5.9.

(d) The provisions of this Section 5.9 shall survive the consummation of the Merger for a period of six (6) years and (i) are intended to be for the benefit of, and shall be enforceable by, each Officer Indemnified Party and his or her heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent or the Surviving Corporation under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Officer Indemnified Party under this Section 5.9 without the consent of such affected Officer Indemnified Party.

(e) Parent shall cause to be maintained in effect for not less than six (6) years from the Effective Time the current policies of the directors’ and officers’ liability insurance maintained by the Company and set forth in Section 5.9 of the Company Disclosure Schedule, covering acts or omissions occurring prior to the Closing Date with respect to those persons who are currently covered by such current policies; provided that (i) Parent or the Surviving Corporation may substitute therefor policies of a reputable insurance company the terms of which are not materially less favorable to such directors and officers in the aggregate than the insurance coverage otherwise required under this Section 5.9(e); or (ii) purchase a “tail” policy under the Company’s existing directors’ and officers’ insurance policy (the “tail policy”), the terms of which are not materially less favorable to such directors and officers in the aggregate than the insurance coverage otherwise required under this Section 5.9(e). Neither Parent nor the Surviving Corporation shall be required to pay annual premiums (for the current policies or any substitute policies) in excess of 150% of the current annual premium paid by the Company with respect to such current policies (which amount is set forth in Section 2.18 of the Company Disclosure Schedule) (the “Maximum Premium”) and, in the event any future annual premiums for the current policies (or any substitute policies) exceed the Maximum Premium, Parent and the Surviving Corporation shall be entitled to reduce the amount of coverage of the current polices (or substitute policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium.

Section 5.10 Takeover Statutes.

If any Takeover Statute is or may become applicable to the transactions contemplated hereby, the Company Board shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of any Takeover Statute on any of the transactions contemplated hereby.

Section  5.11 Tax Matters.

The following provisions shall govern the allocation of responsibility as among Parent and the Stockholders’ Agent for certain Tax matters:

(a) Filings Prior to Closing Date. The Company shall prepare or cause to be prepared and file or cause to be filed all Tax Returns in respect of the Company and the Company Subsidiaries that are required to be filed (taking into account any extension granted) on or before the Closing Date, and the Company shall pay, or cause to be paid, all of its Taxes and the Taxes of each Company Subsidiary that are due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with past practices of the Company with respect to such items, except as required by any applicable Legal Requirement. For the avoidance of doubt, nothing in this Section 5.11 shall limit the representations made in Section 2.13 of this Agreement.

(b) 2009 Israeli Income Tax Return. The Stockholders’ Agent together with the Management of the Division shall prepare or cause to be prepared and timely file or cause to be filed the Israeli income Tax Return of the Company’s Israeli subsidiary for its taxable year ended December 31, 2009 (the “2009 Israeli Income Tax Return”). Management of the Division shall (A) submit the 2009 Israeli Income Tax Return to Parent for review and comment at least thirty (30) days prior to its filing and (B) incorporate any timely comments requested by Parent in good faith, provided such comments are (i) consistent with past practice and applicable law, and (ii) could not reasonably be expected to materially adversely impact the Company Stockholders.

(c) Other Pre-Closing Tax Period and Straddle Period Tax Returns. Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and the Company Subsidiaries for any taxable year or period that ends on or before the Closing Date that are due (including extensions) after the Closing Date and for any Straddle Period, other than the 2009 Israeli Income Tax Return. Parent shall (A) submit such Tax Returns to the Stockholders’ Agent for review and comment at least thirty (30) days prior to their filing and (B) incorporate any timely comments requested by the Stockholders’ Agent in good faith, provided such comments (i) are consistent with past practice and applicable law, and (ii) could not reasonably be expected to materially adversely impact the Company, any Company Subsidiary or Parent (or any Affiliate) in any taxable year or period beginning after the Closing Date. In the event that Parent and the Stockholders’ Agent are unable to agree on any position(s) taken on any Tax Return described in this Section 5.10(c) prior to the due date for filing such Tax Return, Parent and the Stockholders’ Agent shall promptly submit such Tax Return to the Tax Arbitrator for resolution in accordance with the procedures described in Section 5.11. In the case of any Straddle Period, Taxes shall be apportioned as provided in Section 5.10(d). For the avoidance of doubt, Article VIII, not this Section 5.10(c), shall govern any claim for indemnity with respect to Tax Returns described in this Section 5.10(c); provided, however, that, to the extent that Parent does not incorporate a comment provided by the Stockholder’s Agent that (i) is consistent with past practice and applicable law and (ii) results in the imposition of a liability for Tax in excess of the reserve established on the books and records of the Company in respect of such Tax item, Parent shall not be entitled to seek indemnification in respect of such additional Tax liability.

(d) Straddle Period. Where it is necessary for purposes of this Agreement to apportion the Taxes of the Company or any Company Subsidiary or with respect to the assets of the Company or any Company Subsidiary for a Straddle Period, such liability shall be apportioned between the period deemed to end at the close of the Closing Date, and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books, except that Taxes (such as real or personal property Taxes) imposed on a periodic basis shall be allocated on a daily basis.

(e) Tax Contests. After the Closing Date, Parent shall notify the Stockholders’ Agent within thirty (30) days of the commencement of any notice of Tax deficiency, proposed Tax adjustment, Tax assessment, Tax audit, Tax examination or other administrative or court proceeding, suit, dispute or other claim with respect to Taxes (a “Tax Claim”) affecting the Taxes of or with respect to the Company or any Company Subsidiary that, if determined adversely to the taxpayer or after the lapse of time would be grounds for a claim for indemnity pursuant to Section 8.2(a) hereof; provided, however, that a failure by Parent to provide notice of a Tax Claim within such thirty (30) day period shall not entitle the Indemnifying Persons to reduce the amount of the liability required to be paid pursuant to the Tax Indemnity under Section 8.2(a) unless such failure results in a material detriment to the Indemnifying Persons, in which case the amount the Indemnifying Persons are required to pay with respect to such liability shall only be reduced by the amount of such detriment. Thereafter, Parent shall deliver to the Stockholders’ Agent, as promptly as possible but in no event later than thirty (30) days after Parent’s receipt thereof, copies of all relevant notices and documents (including court papers) received by Parent. In the case of any Tax Claim relating to any Tax period ending on or before the Closing Date that, if determined adversely to the Company or any Company Subsidiary would be grounds for a claim for indemnity pursuant to Section 8.2(a) hereof, the Stockholders’ Agent (at its sole cost and expense) shall have the right to control the conduct of such Tax Claim and shall have the right to settle such Tax Claim; provided, however, (i) that Parent may fully participate in the dispute of such Tax Claim, (ii) the Stockholders’ Agent shall not settle, compromise or dispose of any Tax Claim in a manner that could reasonably be expected to adversely affect the Company, any Company Subsidiary, Parent or its affiliates after the Closing Date, (iii) the Stockholders’ Agent shall keep Parent timely informed with respect to the commencement, status and nature of any such Tax Claim and (iv) the Stockholders’ Agent shall not settle, compromise or dispose of any Tax Claim without the consent of the Parent, which consent shall not be unreasonably withheld. In the case of any Tax Claim relating to the Taxes of any Straddle Period, Parent and the Stockholders’ Agent may each participate, at their own expense, in the audit or proceeding, and the audit or proceeding shall be controlled by Parent or the Stockholders’ Agent, whichever would bear the burden of the greatest portion of the adjustment; provided, however, that the party controlling the Straddle Period Tax Claim (i) shall not settle such audit or proceeding without the consent of the other party, which consent shall not be unreasonably withheld and (ii) shall keep the other party timely informed with respect to the commencement, status and nature of any such Tax Claim.

(f) Cooperation. Parent and the Stockholders’ Agent shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, examination, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding. Each of Parent and the Stockholders’ Agent agrees, upon request, to use its reasonable best efforts to obtain any certificate or other document from any Tax Authority as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereunder).

Section 5.12 Tax Dispute Resolution.

Any dispute, controversy, or claim between Parent, on the one hand, and the Stockholders’ Agent, on the other hand, arising out of or relating to the provisions of this Agreement that relates to Taxes or any Tax Returns that cannot be resolved by negotiations between Parent and the Stockholders’ Agent shall be submitted to a senior tax partner in a mutually agreeable nationally recognized accounting firm for resolution (“Tax Arbitrator”). The resolution reached by the Tax Arbitrator shall be binding on the Company, the Company Subsidiaries, the Stockholders’ Agent, Parent and their respective affiliates, and may be entered and enforced in any court having jurisdiction. The expenses of the Tax Arbitrator shall be borne by Parent and the Stockholders’ Agent in such proportions as the Tax Arbitrator considers to be fair and reasonable in all circumstances to resolve the dispute.

Section  5.13 Parachute Payment Waivers.

The Company shall obtain and deliver to Parent, prior to the initiation of the requisite stockholder approval procedure under Section 5.14, a parachute payment waiver, in the form reasonably satisfactory to the Company and Parent (the “Parachute Payment Waiver”), from each person who the Company reasonably believes is, with respect to the Company, and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately before the initiation of the requisite stockholder approval procedure under Section 5.14 and who might otherwise have, receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code as a result of (a) the accelerated vesting of stock options or unvested property in connection with the Merger and/or the termination of employment or service with the Company, the Surviving Corporation or Parent before, upon or following the Merger, (b) any severance payments, bonus payments or other benefits or payments in connection with the Merger and/or the termination of employment or service with the Company, the Surviving Corporation or Parent before, upon or following the Merger and/or (c) the receipt of any Company Options or Company Capital Stock within the 12-month period ending on the date the Effective Time occurs, pursuant to which such person shall agree to waive any and all right or entitlement to the accelerated vesting, payments, benefits options and stock referred to in clauses (a), (b) and (c) to the extent the value thereof exceeds 2.99 times such person’s base amount determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the requisite stockholder approval of such accelerated vesting, payments, benefits, options and stock is obtained pursuant to Section 5.14.

Section 5.14 280G Stockholder Approval.

The Company shall use its commercially reasonable efforts to obtain the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all accelerated vesting payments, benefits, options and/or stock provided pursuant to the agreements, contracts or arrangements that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of section 280G of the Code, with such stockholder vote to be obtained in a manner which satisfied all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

Section 5.15 Parent Options.

(a) Parent will use commercially reasonable efforts to cause the Parent Common Stock issuable upon exercise of the Parent Options for which a Form S-8 registration statement is available to be registered with the SEC on Form S-8 (assuming timely receipt of all option documentation directly related to the Unvested Company Options outstanding immediately before the Effective Time and all signatures, opinions and consents required for such registration statement) within 31 days of the Closing. The Company and its counsel shall reasonably cooperate with and assist Parent in the preparation of such registration statement. The Form S-8 registration statement will not cover the shares of Parent Common Stock subject to any Company Options assumed by Parent which are held by Persons who are not employees of the Surviving Corporation or any Company Subsidiaries or who do not become employees of Parent, in each case, at the Effective Time or who do not otherwise have a service relationship with Parent at the Effective Time.

(b) As soon as practicable following the execution of this Agreement, Parent, in consultation with the Company, shall submit a request to, and to use reasonable commercial efforts to receive from, the Israeli Securities Authority an exemption pursuant to Section 15D of the Israeli Securities Law – 1968 from the requirement to file in Israel a prospectus with respect to the issuance of Parent Options contemplated hereby.

ARTICLE VI

CONDITIONS TO THE CLOSING

Section  6.1 Conditions to Obligations of Each Party to Effect the Merger.

The respective obligations of each party to this Agreement to consummate and effect the Merger and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

(a) Company Stockholder Approval. This Agreement shall have been adopted by the requisite vote under applicable Legal Requirements by the Company Stockholders.

(b) No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger.

(c) Governmental Approvals. All material authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity relating to the transactions contemplated hereby shall have been filed, obtained or expired (as the case may be).

Section 6.2 Additional Conditions to Obligations of the Company.

The obligations of the Company to consummate and effect the Merger and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by the Company or the Stockholders’ Agent:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on the Closing Date except where the failure to be true and correct on the Closing Date would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), and (ii) Parent and Merger Sub shall each have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Closing Date.

(b) Certificate of Parent and of Merger Sub. The Company shall have received from each of Parent and Merger Sub an officer’s certificate certifying (i) as to the fulfillment of the conditions specified in Section 6.2(a), and (ii) as to the full force and effect of resolutions of its Board of Directors (or a committee thereof), and in the case of Merger Sub of its sole stockholder, attached thereto as exhibits evidencing the authorization of Parent or Merger Sub, as the case may be, to consummate the transactions contemplated by this Agreement.

(c) Escrow Agreement. The Escrow Agent and Parent shall have executed and delivered the Escrow Agreement substantially in the form attached hereto as Exhibit E (the “Escrow Agreement”).

(d) Israeli Withholding Tax Ruling. The Company shall have received the Withholding Tax Ruling or, in the absence of such a ruling, the Interim Withholding Tax Ruling. This condition shall be waived if the Company has received neither the Withholding Tax Ruling nor the Interim Withholding Tax Ruling on or before December 9, 2010; provided, however, the Initial Merger Consideration (other than in respect of the Unvested Company Options) shall be treated in accordance with the last sentence of Section 1.15(b).

(e) Israeli Options Tax Ruling. The Company shall have received the Israeli Options Tax Ruling or, in the absence of such a ruling, the Interim Options Ruling. This condition shall be waived if the Company has received neither the Withholding Tax Ruling nor the Interim Withholding Tax Ruling on or before December 9, 2010; provided, however, the Initial Merger Consideration (other than in respect of the Unvested Company Options) shall be treated in accordance with the last sentence of Section 1.15(b).

Section  6.3 Additional Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate and effect the Merger and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Parent and Merger Sub:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Company contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on the Closing Date except where the failure to be true and correct on the Closing Date would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date) and (ii) the Company shall in all material respects have performed and complied with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing Date.

(b) Certificates of the Company. Parent shall have received (i) a certificate of the Company executed by an officer certifying fulfillment of the conditions set forth in Sections 6.3(a), 6.3(d), 6.3(e), 6.3(g), 6.3(h), 6.3(i), 6.3(j), 6.3(k) and 6.3(r) and including the certification described in Section 1.11(d) of this Agreement and the information required by Exhibit F attached hereto and (ii) as to the capitalization of the Company as of the Closing.

(c) Tax Rulings. (i) The Company shall have received the Withholding Tax Ruling or, in the absence of such a ruling, the Interim Withholding Tax Ruling; and (ii) the Company shall have received the Israeli Options Tax Ruling or, in the absence of such a ruling, the Interim Options Ruling.

(d) No Material Adverse Effect. There shall not have occurred any change or event since the date hereof that has had or would reasonably be expected to have a Company Material Adverse Effect.

(e) No Adverse Restriction. There shall not be any (i) pending or threatened (by a Governmental Entity), suit, action or proceeding challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 6.1(b) to not be satisfied or (ii) pending or threatened, in writing, any suit, action, or proceeding seeking to require Parent or the Company or any of their subsidiaries or affiliates to effect an Action of Divestiture.

(f) Resignation of Directors. The directors of the Company and each Company Subsidiary in office immediately prior to the Effective Time shall have resigned as directors of the Company effective as of the Effective Time, and Parent shall have received letters of resignation from such persons.

(g) Dissenting Shares. Company Stockholders representing eighty-five (85%) percent or more of the aggregate number of issued and outstanding shares of Company Common Stock on an as-converted basis shall have executed a written consent to adopt this Agreement or shall have waived (or lost) their appraisal rights under Delaware Law.

(h) Company Warrants. All outstanding Company Warrants shall have been exercised or terminated as of the Closing as contemplated in Section 1.10(d).

(i) Company Warrants and Company Options. All notices, waivers and consents required pursuant to Section 1.10(f) shall have been delivered and/or obtained and shall be in full force and effect.

(j) Preferred Stock. All outstanding shares of Company Preferred Stock shall have converted to Company Common Stock immediately prior to the Closing and evidence of such conversion satisfactory to the Parent shall have been delivered to Parent.

(k) Termination of 401(k) Plan. Unless otherwise notified by Parent in writing pursuant to Section 5.6, the Company shall have terminated the 401(k) Plan and Parent shall have received (i) executed resolutions by the Company Board authorizing the termination of the 401(k) Pan and (ii) if required, an executed amendment to the 401(k) Plan sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of the 401(k) Plan shall have been maintained at the time of termination.

(l) FIRPTA Certificate. The Company shall have provided Parent with the properly executed FIRPTA Certificate pursuant to Section 5.8. In addition, the Company shall have provided to Parent, as agent for the Company, a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and substantially in the form of Exhibit C attached hereto along with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company upon the Closing. If the Company fails to deliver the FIRPTA Certificate, Parent may (but shall not be required to) waive this condition and withhold appropriate amounts as required under applicable Legal Requirements.

(m) Final Conversion Schedule. The Company shall have delivered the Final Conversion Schedule and related certificate to Parent pursuant to Section 1.11(d).

(n) Key Employees. Each Key Employee not already subject to an employment agreement with the Company or any Company Subsidiary effective as of the Closing Date, shall each have accepted employment offer letters from Parent.

(o) Holdback Escrow Agreements, Invention Assignment Agreements, and Employment Agreement Amendments. The Holdback Agreements, Holdback Escrow Agreements, Invention Assignment Agreements, and the Employment Agreement Amendments to be executed at or prior to the signing hereof have all been validly executed and delivered by all Key Employees and shall be in full force and effect as of the Closing.

(p) Non-Competition Agreements. Non-competition Agreements with the individuals set forth on Schedule 1-B have validy executed and delivered at or prior to the signing hereof, and all such Non-competition Agreements shall be in full force and effect as of the Closing.

(q) Other Employees. As of the Closing, at least eighty-five percent (85%), in the aggregate, of the Other Employees of the Company (excluding Other Employees terminated for Cause in the ordinary course of business, consistent with past practice since the date of this Agreement and with Parent’s prior written consent, in accordance with Section 4.2(o) hereof) shall either (i) remain in the employ of the Surviving Corporation, any Company Subsidiary or the Division and shall not have given any notice that they will not continue to be willing to be employed by the Surviving Corporation, any Company Subsidiary or the Division, or (ii) have accepted offers to be employed by Parent or the Surviving Corporation or a Company Subsidiary and shall not have terminated or rescinded such acceptances or have otherwise given notice that they will not be willing to be employed by Parent, the Surviving Corporation or any Company Sibsidiary.

(r) Termination of Agreements. The Company shall have terminated the contracts listed on Schedule 6.3(r) attached hereto to the reasonable satisfaction of Parent.

(s) 280G Covenant. Any agreements, contracts or arrangements that may result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G of the Code shall have been submitted for approval by such number of stockholders of the Company as is required by the terms of Section 280G of the Code in order for such payments and benefits not to be deemed parachute payments under Section 280G of the Code, with such approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder and in the absence of such stockholder approval, none of those payments or benefits shall be paid, pursuant to the Parachute Payment Waivers.

(t) Escrow Agreement. The Escrow Agent and the Stockholders’ Agent shall have executed and delivered the Escrow Agreement in the form reasonably acceptable to Parent, the Company and the Stockholders’ Agent.

(u) Waiver of Rights of First Refusal. All rights of first refusal, first offer or first negotiation applicable to the Merger and the other transactions contemplated hereby (including without limitation those set forth in the Co-Sale Agreement and the Letter Agreement dated as of April, 2001 between the Company and Texas Instrument, Inc.) shall have either expired or terminated in accordance with their terms or shall have been waived, and evidence of such waivers and/or termination satisfactory to Parent shall have been provided to Parent.

Section 6.4 Frustration of Conditions.

Neither Parent nor the Company may rely on the failure of any condition set forth in this ARTICLE VI to be satisfied if such failure was caused by such party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section  7.1 Termination.

At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger to the Company Stockholders, this Agreement may, by action taken or authorized by the Board of Directors of the terminating party, be terminated:

(a) by mutual written consent of Parent and the Company, duly authorized by their respective Boards of Directors;

(b) by either Parent or the Company, if the Merger shall not have occurred on or before January  21, 2011 (the “End Date”) (and the right to terminate this Agreement under this Section 7.1(b) may not be restricted or waived except pursuant to a written instrument making specific reference to this Section 7.1(b)); provided, however, that if the Closing has not occurred because the Company has not received (i) either the Withholding Tax Ruling or the Interim Withholding Tax Ruling, or (ii) either the Options Tax Ruling or the Interim Options Tax Ruling, then either Parent or the Company may extend the End Date to February 21, 2011 by providing the other with written notice of such extension on or before the original End Date.

(c) by Parent, if the Company shall breach any representation, warranty, obligation or agreement hereunder, such that the conditions set forth in Section 6.3(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach shall not have been cured, or by its nature cannot be cured, within thirty (30) days of receipt by the Company of written notice of such breach, and such breach has not been waived in writing by Parent; provided that Parent has not breached any of its representations, warranties, obligations or agreements hereunder, such that the conditions set forth in Section 6.2(a) would not be satisfied as of the time of the Company’s breach or as of the time such representations or warranty of the Company shall have become untrue;

(d) by the Company, if Parent or Merger Sub shall breach any representation, warranty, obligation or agreement hereunder, such that the conditions set forth in Section 6.2(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach shall not have been cured, or by its nature cannot be cured, within thirty (30) days following receipt by Parent of written notice of such breach, and such breach has not been waived in writing by the Company; provided that the Company has not breached any of its representations, warranties, obligations or agreements hereunder, such that the conditions set forth in Section 6.3(a) would not be satisfied as of the time of Parent’s breach or as of the time such representations or warranty of Parent shall have become untrue; and

(e) by Parent or the Company if any Governmental Entity of competent jurisdiction shall have issued a permanent injunction or other order preventing the consummation of the Merger that shall have become final and nonappealable.

Section  7.2 Effect of Termination.

In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void, and of no further force or effect without liability to any party or their respective stockholders or representative except as provided in Section 7.3; provided that the provisions of Section 5.3 (Public Disclosure), Section 7.3 (Expenses), this Section 7.2 and ARTICLE IX hereof shall remain in full force and effect and survive any termination of this Agreement.

Section 7.3 Expenses.

Subject to Sections 1.7(b)(ii) and 5.6, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel), other than the filing fee for the Notification and Report Forms filed with the FTC and DOJ under the HSR Act, if any, and all premerger notification and reports forms under similar applicable Legal Requirements of other jurisdictions, in each case pursuant to Section 5.4(a), which Parent and the Company shall share equally.

Section  7.4 Amendment.

Subject to applicable Legal Requirements, the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of Parent, the Company and the Stockholders’ Agent.

Section 7.5 Extension; Waiver.

At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

ARTICLE VIII

ESCROW AND INDEMNIFICATION

Section  8.1 Escrow Fund.

On the Closing Date, Parent shall deposit or cause to be deposited the Escrow Amount with U.S. Bank, N.A. (or its successor in interest or other institution selected by Parent with the reasonable mutual consent of the Company), as escrow agent (the “Escrow Agent”), such deposit (together with interest and other income thereon) to constitute the escrow fund (the “Escrow Fund”) which shall be available to compensate Parent Indemnified Persons pursuant to the indemnification obligations of the Indemnifying Persons for Damages and be governed by the terms set forth herein and in the Escrow Agreement in the form reasonably acceptable to Parent, the Company and the Stockholders’ Agent.

Section 8.2 Indemnification.

(a) Subject to the limitations set forth in this ARTICLE VIII, from and after the Effective Time, the Company Stockholders, and holders of Vested Company Options and holders of Company Warrants (the “Indemnifying Persons”) shall indemnify and hold harmless the Company, the Surviving Corporation, Parent and each of their respective officers, directors, affiliates, agents and employees, and each Person, if any, who controls or may control Parent within the meaning of the Securities Act (hereinafter referred to individually as a “Parent Indemnified Person” and collectively as “Parent Indemnified Persons”) from and against any and all losses, costs, damages, liabilities, Taxes and expenses (including, without limitation, reasonable legal fees and expenses and costs of investigation) (collectively, “Damages”) incurred by the Parent Indemnified Persons and arising out of or relating to (i) any misrepresentation or breach of any of the representations and warranties made by the Company in this Agreement or in any of the Ancillary Agreements, exhibits, schedules or certificates to, or delivered pursuant to this Agreement other than the Specified Representations, (ii) any breach or violation of any covenants or agreement made by or to be performed by the Company or the Stockholders’ Agent in this Agreement or in any of the Ancillary Agreements, exhibits, schedules or certificates to, or delivered pursuant to this Agreement, (iii) any misrepresentation or breach of any Specified Representation of the Company, (iv) fraud, willful misrepresentation or intentional breach in connection with a breach of this Agreement or the obligations of the Company contemplated hereby, (v) any inaccuracy contained in the Final Conversion Schedule, including without limitation, the statements of Company Fees and Expenses and Indebtedness of the Company and the Company Subsidiaries as of the Closing and any inaccuracy contained in the Shareholder Earnout Payment Schedule, (vi) any amounts paid to holders of Dissenting Shares in excess of the aggregate of the Per Share Merger Consideration and the Per Share Earnout Amount as contemplated herein, (vii) the matters set forth in Schedule 8.2(a)(vii) of the Company Disclosure Schedule and (viii) any claim by any third party alleging, constituting or involving such a breach or violation or default in connection with any of the foregoing. For purposes of determining whether there has been any breach of, or default, in connection with any Specified Representation of the Company made in Section 2.13 (Taxes) of this Agreement, any information included in the Company Disclosure Schedule shall be disregarded.

(b) From and after the Closing, the right to obtain indemnification from, and only from, the offset by the Parent Indemnified Persons of the Escrow Fund pursuant to the indemnification provisions of Section 8.2(a) shall be the Parent Indemnified Persons’ sole and exclusive monetary remedy (including any damages) under, pursuant to or in connection with, this Agreement, under any cause of action, whether for breach of contract, in tort or otherwise, except in the case of the matters set forth in Section 8.2(a)(iii)-(vi) and (solely to the extent relating to Sections 8.2(a)(iii) – 8.2(vi)) Section 8.2(a)(viii) (such matters “Special Claims”). In the case of a Special Claim, each Indemnifying Person shall be severally (and not jointly) liable for such Indemnifying Person’s Proportionate Indemnification Share of the amount of any Damages resulting therefrom in excess of any then remaining Escrow Fund; provided, however, that, the maximum liability of any Indemnifying Person under Section 8.2(a) with respect to Special Claims (other than as set forth in Section 8.2(e) with respect to an Indemnifying Person’s own fraud) shall not exceed an aggregate amount which, if added to all other amounts paid as indemnification payments by such Indemnifying Person under Section 8.2(a), would equal that portion of the Aggregate Merger Consideration such Indemnifying Person actually received under this Agreement including such Indemnifying Persons’ Proportionate Indemnification Share of the Escrow Fund.

(c) Parent Indemnified Persons shall not be entitled to any indemnification pursuant to Section 8.2(a)(i) unless and until the aggregate amount of Damages exceeds Seven Hundred Thousand Dollars ($700,000), in which case, Parent shall be entitled to receive the entire amount of such Damages from the first dollar of loss as if such threshold did not exist; provided, however, that:

(i) any claims for Damages with respect to Special Claims shall not be subject to such threshold;

(ii) Parent Indemnified Persons shall not be entitled to any indemnification pursuant to Section 8.2(a)(iii) arising out of or relating to any breach of Section 2.13 (Taxes) unless and until the aggregate amount of Damages arising out or related to any breach of Section 2.13 (Taxes) of this Agreement (or solely to the extent relating to a breach of Section 2.13 (Taxes) of this Agreement) exceeds One Hundred Fifty Thousand Dollars ($150,000), in which case the Parent Indemnified Persons shall only be entitled to the amount of such Damages in excess of One Hundred Fifty Thousand Dollars ($150,000);

(iii) Parent Indemnified Persons shall not be entitled to any indemnification pursuant to Section 8.2(a)(vii) arising out of or relating to the matters disclosed in Part A of Schedule 8.2(a)(vii) unless and until the aggregate amount of Damages arising out or related to the matters disclosed in Part A of Schedule 8.2(a)(vii) (or solely to the extent relating the matters disclosed in Part A of Schedule 8.2(a)(vii)) exceeds Five Hundred Thousand Dollars ($500,000), in which case the Parent Indemnified Persons shall only be entitled to the amount of such Damages in excess of Five Hundred Thousand Dollars ($500,000); and

(iv) Parent Indemnified Persons shall not be entitled to any indemnification pursuant to Section 8.2(a)(vii) arising out of or relating to the matters disclosed in Part B of Schedule 8.2(a)(vii) unless and until the aggregate amount of Damages arising out or related to the matters disclosed in Part B of Schedule 8.2(a)(vii) (or solely to the extent relating the matters disclosed in Part B of Schedule 8.2(a)(vii)) exceeds Five Hundred Thousand Dollars ($500,000), in which case the Parent Indemnified Persons shall only be entitled to the amount of such Damages in excess of Five Hundred Thousand Dollars ($500,000).

(d) For purposes of calculating the amount of any Damage attributable to a breach of any representation, warranty or covenant of the Company set forth in this Agreement or in any of the Ancillary Agreements, exhibits, schedules or certificates to, or delivered pursuant to this Agreement, any qualifications in the representations, warranties, and covenants with respect to Material Adverse Effect, materiality, or similar terms shall be disregarded and will not have any effect.

(e) Notwithstanding anything to the contrary in this Section 8.2, the limitations in Section 8.2(b) and Section 8.2(c) shall not apply in the event that the basis for indemnification under Sections 8.2(a)(i)-(iii), (v) is an intentional misrepresentation or constitutes fraud.

(f) Notwithstanding anything to the contrary in this Section 8.2, in no event shall Damages include consequential, indirect or punitive damages unless an Indemnified Person becomes obligated to pay such damages to a third party.

(g) Any indemnification payable pursuant to this Agreement shall be treated for tax purposes as an adjustment to the Aggregate Merger Consideration. The amount of any Damages payable under this Section 8.2 by an Indemnifying Person shall be reduced by the amount, if any, of any insurance proceeds received by the Parent Indemnified Person under applicable insurance policies (net of any expenses incurred by such Parent Indemnified Person in procuring such recovery, including any retrospective or prospective increased premiums or costs) in connection with the matter out of which such Damages arise. If the Parent Indemnified Person receives any proceeds under applicable insurance policies, subsequent to an indemnification payment by the Indemnifying Person, then such Parent Indemnified Person shall reimburse the Indemnifying Person as promptly as practicable thereafter for any payment made by such Indemnifying Person pursuant to such Indemnifying Person’s indemnification obligations hereunder up to the amount received pursuant to this Section 8.2 by the Parent Indemnified Person from such Indemnifying Person (net of any expenses incurred by such Parent Indemnified Person in procuring such recovery, including any retrospective or prospective increased premiums or costs).

Section  8.3 Escrow Period.

The escrow period (the “Escrow Period”) shall terminate at 11:59 p.m. California Time on the day that falls fifteen (15) months after the Closing Date (such date and time, the “Escrow Release Date”); provided, however, that a portion of the Escrow Fund which is necessary to satisfy any unsatisfied or unresolved claims for Damages specified in any Claim Notice delivered to the Escrow Agent prior to termination of the Escrow Period shall remain in the Escrow Fund until such claims have been resolved. Any amounts remaining in the Escrow Fund (that are not subject to a Claim Notice (as defined below)) after the Escrow Release Date, shall be released to the Indemnifying Persons in accordance with the provisions of the Escrow Agreement.

Section 8.4 Claims.

(a) Upon receipt by the Escrow Agent on or before the last day of the Escrow Period of a notice signed by any officer of Parent (a “Claim Notice”) specifying in reasonable detail (based upon the information then possessed by the Parent Indemnified Person) (i) the basis for of the claim for which indemnification is being sought and, (ii) to the extent reasonably practicable, such Indemnified Person’s good faith estimate of the amount of Damages, the Escrow Agent shall set aside a portion of the Escrow Fund equal to such Damages.

(b) Subject to clause (c) below, upon the earliest of: (i) receipt of written authorization from the Stockholders’ Agent or from the Stockholders’ Agent jointly with Parent to make such delivery, (ii) receipt of written notice of a final decision in arbitration of the claim together with a copy of the arbitral award, or (iii) in the event the claim set forth in the Claim Notice is uncontested by the Stockholders’ Agent pursuant to Section 8.4(c) as of the close of business on the next Business Day following the thirty (30th) day following receipt by the Escrow Agent of the Claim Notice, on the next Business Day the Escrow Agent shall deliver the portion of the Escrow Fund to Parent equal to the amount of Damages to be paid.

(c) At the time of delivery of any Claim Notice to the Escrow Agent, a duplicate copy of such Claim Notice shall be delivered to the Stockholders’ Agent and for a period of thirty (30) days after such delivery to the Escrow Agent of such Claim Notice (the “Dispute Period”), the Escrow Agent shall make no delivery of any portion of the Escrow Fund pursuant to Section 8.4(b) unless the Escrow Agent shall have received written authorization from the Stockholders’ Agent to make such delivery. Parent shall afford to the Stockholders’ Agent and its advisors and representatives, reasonable access (subject to applicable contractual confidentiality obligations and applicable privileges (including attorney client privilege)) during normal business hours and upon reasonable notice during the Dispute Period to the documents, books, records, data, information, management and employees of Parent as the Stockholders’ Agent may reasonably request for purposes of assessing the claim; provided that such investigation shall not unreasonably interfere with the business or operations of Parent or its subsidiaries and, if requested by Parent, the Stockholders’ Agent shall enter into a customary common interest agreement with Parent with respect to the information being sought. After the expiration of such Dispute Period, the Escrow Agent shall make delivery of the applicable portion of the Escrow Fund in accordance with Section 8.4(b), provided that no such payment or delivery may be made if the Stockholders’ Agent shall object in a written statement to the claim made in the Claim Notice, and such statement shall have been delivered to the Escrow Agent and to Parent prior to the expiration of such Dispute Period.

(d) In case the Stockholders’ Agent shall so object in writing to any claim or claims by Parent made in any Claim Notice, Parent shall have twenty (20) days after receipt by the Escrow Agent of an objection by the Stockholders’ Agent to respond in a written statement to the objection of the Stockholders’ Agent. If after such twenty (20) day period there remains a dispute as to any claims, the Stockholders’ Agent and Parent shall have a thirty (30) day period to attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims, failing which such dispute shall be subject to resolution in accordance with Section 9.7. If the Stockholders’ Agent and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the applicable portion of the Escrow Fund in accordance with the terms thereof.

Section  8.5 Stockholders’ Agent.

(a) The Company Holders, by approving this Agreement and the transactions contemplated hereby, irrevocably appoint and constitute Concord (K.T.) Venture Management Ltd. as the Stockholders’ Agent for and on behalf of the Company Holders to execute and deliver this Agreement and the Escrow Agreement and for all other purposes hereunder and thereunder, to give and receive notices and communications, to authorize delivery to Parent of the applicable portion of the Escrow Fund in satisfaction of claims by Parent Indemnified Persons, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to agree to, negotiate, enter into and provide amendments and supplements to and waivers in respect of this Agreement, in accordance with Section 7.4 and Section 7.5 of this Agreement, and the Escrow Agreement, to make and settle determinations and calculations with respect to distributions and allocations of the Aggregate Merger Consideration hereunder, including without limitation, the Shareholder Earnout Amount and amounts to be distributed out of the Escrow Fund, and to take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of any or all of the foregoing. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than ten (10) days’ prior written notice to all of the Indemnifying Persons and to Parent. No bond shall be required of the Stockholders’ Agent, and the Stockholders’ Agent shall receive no compensation for his services. Notices or communications to or from the Stockholders’ Agent shall constitute notice to or from each of the Indemnifying Persons. Notwithstanding the foregoing, the Stockholders’ Agent shall not be deemed to represent or act on behalf of any Company Holder or Earnout Holder with respect to the Tax or other individual matters of such Company Holder, and a notice in this respect to the Stockholders’ Agent shall not be deemed to be a notice to such Company Holder.

(b) The Stockholders’ Agent shall not be liable for any act done or omitted hereunder as Stockholders’ Agent while acting in good faith and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Indemnifying Persons shall severally and pro rata, in accordance with their respective Proportionate Indemnification Share, indemnify the Stockholders’ Agent and hold him harmless against any loss, liability, expense or fee incurred without gross negligence or bad faith on the part of the Stockholders’ Agent and arising out of or in connection with the acceptance or administration of his duties hereunder, (the “Agent Expenses”). At the Closing, Parent shall deposit an amount equal to the Expense Amount with the Escrow Agent; provided that the Expense Amount shall be held in a separate account by the Escrow Agent solely for the use of the Stockholders’ Agent to pay the Agent Expenses (including, without limitation, all Agent Expenses arising in connection with claims for indemnification hereunder) related to the Stockholders’ Agent’s actions taken with respect to this Agreement or the Escrow Agreement. Neither Parent nor any Parent Indemnified Person shall have any right, title or interest to the Expense Amount and shall not make any claims against the Expense Amount under this Agreement or otherwise. The Stockholders Agent may reimburse itself or any third party for any Agent Expenses from the Expense Amount by delivery to the Escrow Agent (without a copy to Parent) of written notice specifying the amount of Agent Expenses to be reimbursed and the name of the payee thereof. The Stockholders’ Agent shall not be required to provide to Parent a copy of any such written notice provided to the Escrow Agent. Following the termination of the Escrow Period (but not before), the Stockholders’ Agent shall have the right to recover any unpaid Agent Expenses from the Escrow Fund from any amount that would otherwise be distributed to the Indemnifying Persons and, prior to any such distribution, shall deliver to the Escrow Agent (with no copy to the Parent) a certificate setting forth the Agent Expenses actually incurred and not previously reimbursed. Any amounts remaining in the Expense Amount as of the date of distribution to the Indemnifying Persons or payment to the Parent Indemnified Persons of any and all remaining amounts of the Escrow Fund, shall be released to the Indemnifying Persons in proportion to their respective Proportionate Indemnification Shares, as instructed in writing by the Stockholders’ Agent.

Section 8.6 Actions of the Stockholders’ Agent.

A decision, act, consent or instruction of the Stockholders’ Agent shall constitute a decision of all of the Company Holders and Earnout Holders and shall be final, binding and conclusive upon each and every Company Holder and Earnout Holder, and the Escrow Agent, Parent, Merger Sub, the Company and the Surviving Corporation may rely upon any decision, act, consent or instruction of the Stockholders’ Agent as being the decision, act, consent or instruction of each and every Company Holder. The Escrow Agent and Parent are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders’ Agent. In the event that the Stockholders’ Agent is not a natural person, such notice shall name a natural person who shall be the designee of the Stockholders’ Agent (the “Designee”). Notwithstanding anything to the contrary contained herein, if the Stockholders’ Agent is not a natural person, then any notice from the Stockholders’ Agent other than any notice provided by the Designee of the Stockholders’ Agent may, in Parent’s sole and absolute discretion, be disregarded and shall not constitute notice for any purpose under this Agreement, the Escrow Agreement or any other related agreement, and each of Parent, Merger Sub, any Escrow Agent, the Surviving Corporation and each other Parent Indemnified Person may disregard without liability of any nature whatsoever any notice purported to be provided by the Stockholders’ Agent other than any such notice provided by the Designee of the Stockholders’ Agent.

Section  8.7 Third-Party Claims.

Except as otherwise provided in Section 5.11(e), in the event that Parent becomes aware of a third-party claim (“Third Party Claim”) which Parent believes may result in Damages against the Escrow Fund, Parent shall promptly notify the Stockholders’ Agent of such Third Party Claim (the “Third Party Claim Notice”); provided, however, that the failure to give prompt notice shall not affect the indemnification provided hereunder except to the extent the Stockholders’ Agent, on behalf of the Indemnifying Persons, has been materially and adversely prejudiced as a result of such failure. The notice of Third Party Claim shall include, based on the information then available to Parent, a summary in reasonable detail of the basis for the Third Party Claim and a good faith estimate of the Damages. Parent shall have the right to assume and control such Third Party Claims (including the control of litigation or settlement or compromise thereof); provided, however, that the Stockholders’ Agent, on behalf of the Indemnifying Persons, shall, at its own expense and without recourse to the Escrow Fund, be entitled to participate in any defense of such Third Party Claim; provided, further that Parent may not effect the settlement of any such claim without the prior written consent of the Stockholders’ Agent (which consent shall not be unreasonably withheld, delayed or conditioned) unless such settlement does not involve (i) the imposition of an injunction or other non-monetary relief or penalty on an Indemnifying Person or (ii) a finding of liability on the part of an Indemnifying Person in which case Parent may effect a settlement without the prior written consent of the Stockholders’ Agent, however, Parent shall consult with the Stockholders’ Agent reasonable time prior to agreeing to such settlement, and the mere fact that such settlement was entered into shall not be a conclusive evidence that indemnification hereunder is due. In the event Parent does not assume the defense of such claim, then and the Parent Indemnified Person shall be entitled to participate in the defense of such Third Party Claim and to employ separate counsel of its choice for such purpose. The fees and expenses of such separate counsel shall be borne by the Parent Indemnified Person unless, in the reasonable opinion of counsel to the Parent Indemnified Person, (x) there are or may be substantive legal defenses available to such Parent Indemnified Person that are different from, or additional to, those available to the Stockholders’ Agent, or (y) a conflict of interest may arise between the positions of a Parent Indemnified Person and the Stockholders’ Agent in conducting the defense of any such action that would make separate representation advisable, in which case, the Parent Indemnified Persons shall be entitled to select separate counsel to act on their behalf and the fees and expenses of such separate counsel shall be indemnifiable Damages under this Article VIII; provided, however, that in no event shall the Indemnifying Persons be required to pay the fees and expenses under this indemnity for more than one firm of attorneys (in addition to local counsel) in any jurisdiction in any one legal action or group of related legal actions. The Stockholders’ Agent may not effect the settlement of any such Third Party Claim without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 8.8 No Right of Contribution.

Neither the Stockholders’ Agent nor any Company Holder shall make any claim for contribution from the Company, the Surviving Corporation or any Company Subsidiary with respect to any indemnity claims arising under or in connection with this Agreement to the extent that the Company, Surviving Corporation or any Indemnified Person is entitled to indemnification hereunder for such claim, and the Stockholders’ Agent, on its own behalf and on behalf of all Indemnifying Persons, hereby waives any such right of contribution from the Company, the Surviving Corporation or any Company Subsidiary it has or may have in the future.

Section 8.9 Effect of Investigation; Reliance.

The right to indemnification, payment of Damages or any other remedy will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company or any other matter. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, payment of Damages, or any other remedy based on any such representation, warranty, covenant or agreement. No Parent Indemnified Person shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Parent Indemnified Person to be entitled to indemnification hereunder. Parent and the Company each acknowledge that such Damages, if any, would relate to unresolved contingencies existing at the Effective Time, which if resolved at the Effective Time would have led to a reduction in the Aggregate Merger Consideration that Parent would have paid in connection with the Merger.

ARTICLE IX

GENERAL PROVISIONS

Section  9.1 Survival.

The representations and warranties of the Company contained herein shall survive until the day that falls fifteen months after the Closing Date, except that (a) the representations and warranties contained in Sections 2.1(a) and, to the extent related to Wintegra Ltd., (b) (Organization, Standing and Power), 2.2(a) – (e) and (g) (Capitalization, Title to Securities), and 2.3 (Authority) shall survive indefinitely, (b) the representations and warranties contained in Section 2.13 (Taxes) shall survive until sixty (60) days following the expiration of the applicable statutes of limitations. The agreements set forth in this Agreement shall terminate at the Effective Time except for those certain covenants and agreements (such as those relating to the right to indemnification) that specifically call for action after the Effective Time, which shall survive indefinitely unless otherwise specifically provided herein. In no case shall the termination of the representations, warranties, covenants and agreements affect any claim for misrepresentation or breach thereof or default thereunder if written notice of such misrepresentation, breach or default is given to the Stockholders’ Agent (including under Section 8.4 or Section 8.9) prior to such termination.

Section  9.2 Notices.

All notices and other communications hereunder shall be in writing and shall be deemed received (i) on the date of delivery if delivered personally and/or by messenger service, (ii) on the date of confirmation of receipt of transmission by facsimile (or, the first Business Day following such receipt if (a) the date is not a Business Day or (b) confirmation of receipt is given after 5:00 p.m., California Time) or (iii) on the date of confirmation of receipt if delivered by a nationally recognized courier service (or, the first Business Day following such receipt if (a) the date is not a Business Day or (b) confirmation of receipt is given after 5:00 p.m., California Time), to the parties at the following address or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a) if to Parent, Merger Sub or the Surviving Corporation, to:

PMC-Sierra, Inc. 3975 Freedom Circle Santa Clara, CA 95054 Attention: General Counsel Facsimile No.: (408) 239-8166

with a copy (not notice) to: Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 Attention: Amr Razzak Facsimile No.: (650) 470-4570

(b) if to the Company prior to the Closing, to:

Wintegra, Inc. 6850 Austin Center Blvd., Suite 215 Austin, TX 78731 Attention: Noma Floom Facsimile No.: +972-9-743-9992

with a copy (not notice) to: Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel Attention: Aaron M. Lampert Facsimile No.: +972-3-623-5005

(c) if to the Stockholders’ Agent, to:

Concord (k.t.) Venture Management Ltd. 85, Medinat Hayehudim St. POBox 4011 46140 Herzelia, Israel Attention: Matty Karp Facsimile No.: +972-9-950-9053

with a copy (not notice) to: Meitar, Liquornik, Geva & Leshem Brandwein 16 Abba Hillel Road Ramat Gan, Israel 52506 Attention: Dan Shamgar, Advocate Facsimile No.: +972-3-610-3111

and to: Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel Attention: Aaron M. Lampert Facsimile No.: +972-3-623-5005

Section  9.3 Interpretation; Certain Definitions.

When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrase “made available” in this Agreement means that the information referred to has been made available in the electronic data room established by the Company located on FTP or included in the compact disk delivered to the Parent’s counsel on September 20, 2010 by the Company’s counsel or otherwise delivered in electronic form or by fax to counsel to Parent. The phrases “the date of this Agreement,” “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to October 21, 2010. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Any reference to any event, change, condition or effect being “material” with respect to any entity or group of entities means any event, change, condition or effect which (i) is material to the condition (financial or otherwise), properties, assets (including intangible assets), prospects, liabilities, business, operations or results of operations of such entity or group of entities or (ii) would prevent or materially alter or delay any of the transactions contemplated by this Agreement or the Ancillary Agreements.

As used herein, the terms below shall have the following meanings. Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

“Acquisition Proposal” with respect to the Company, means any offer or proposal relating to any transaction or series of related transactions involving: (a) any purchase from such party or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of ten (10%) or more interest in the total outstanding voting securities of the Company or any Company Subsidiary or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning ten (10%) or more of the total outstanding voting securities of the Company or any Company Subsidiary, (b) any merger, consolidation, business combination or similar transaction involving the Company or any Company Subsidiary, (c) any sale, lease (other than in the ordinary course of business consistent with past practice), exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of ten (10%) or more of the assets of the Company (including any Company Subsidiary taken as a whole) or (d) any liquidation or dissolution of the Company (provided, however, that the transactions between Parent and the Company contemplated by this Agreement shall not be deemed an Acquisition Proposal).

“Affiliated Group” means any consolidated, affiliated, combined or unitary group of corporations for federal, state, local or non-U.S. Tax purposes with respect to which the Company or any Company Subsidiary is or has been a member.

“Audit” means any audit, investigation, assessment of Taxes, other examination by any Tax Authority, or any administrative or judicial proceeding or appeal of such proceeding relating to Taxes.

“Audited Financial Statements” means the audited balance sheet of the Company and its consolidated subsidiaries as at December 31, 2009, 2008 and 2007, together with the related statements of income, stockholders’ equity and cash flows for the years then ended, including the notes thereto, all as certified by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, independent public accountants, whose reports thereon are included therein.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in Santa Clara, California are authorized or obligated by law or executive order to close.

“Cause” (i) in the case of any employee of Parent, the Company, the Surviving Corporation or any Company Subsidiary who is a party to an employment agreement with Parent, the Surviving Corporation or any Company Subsidiary, has the meaning in such employee’s employment agreement and (ii) in the case of any other employee of Parent, the Company, the Surviving Corporation, or any Company Subsidiary, means (a) an act of dishonesty made by such employee in connection with employee’s responsibilities as an employee; (b) employee’s conviction of, or plea of nolo contendrere to, a felony; (c) employee’s gross misconduct; or (d) employee’s continued substantial violations of his employment duties after employee has received a written demand for performance from the Parent, the Company, the Surviving Corporation or the applicable Company Subsidiary, as the case may be, which specifically sets forth the factual basis for the Company’s belief that employee has not substantially performed his duties.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means all shares of Company Common Stock and Company Preferred Stock.

“Company Disclosure Schedule” means the disclosure schedule, delivered by the Company to Parent prior to the execution of this Agreement, arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Agreement. Each exception set forth in the Company Disclosure Schedule is identified by reference to the specific section or subsection of this Agreement and relates only to such section or subsection.

“Company Fees and Expenses” means Retention Costs and any legal, accounting, broker, investment banker, dataroom provider, financial printer and any other fees and expenses incurred by the Company in connection with:

(i) this Agreement and the Ancillary Agreements (including, without limitation, preliminary discussions, term sheet negotiations and discussions with third parties); and

(ii) the Company’s proposed initial public offering of securities, to the extent such offering costs, fees and expenses were incurred on or after September 17, 2010. For the avoidance of doubt, it is agreed that any expenses for services performed in connection with the Company’s proposed initial public offering of securities prior to

September 17, 2010 are deemed to have been incurred prior to such date even if the invoice for such expenses is issued after such date.

Company Fees and Expenses shall not include any payment for the consent and related professional services of the auditors for the inclusion of the Company’s financial statements in any filing with the United States Securities and Exchange Commission related to the transactions contemplated by this Agreement.

“Company Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights that are owned by, or purported to be owned by, or exclusively licensed to, the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any event, change, effect, circumstance or development that (x) is or could reasonably be expected to be, either individually or in the aggregate, materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of the Company or any Company Subsidiary or (y) would, either individually or in the aggregate, prevent or materially alter or delay the Company’s ability to consummate the Merger as contemplated hereby; provided, however, that in determining whether a Company Material Adverse Effect has occurred, there shall be excluded any effect on the Company and any Company Subsidiary resulting from (a) any action required to be taken or prohibited from being taken pursuant to the terms and conditions of this Agreement; (b) changes affecting the industry in which the Company and the Company Subsidiaries operate generally or the economy, credit markets or capital markets of the United States, Israel or any other foreign market where the Company and the Company Subsidiaries have material operations or sales generally (provided in each case that such changes do not have a unique or materially disproportionate impact on the Company or any Company Subsidiary); (c) any adverse change, effect, event or occurrence in the Company’s relationship with any of its suppliers or customers, in each case proximately caused by the announcement (in accordance with the terms hereof) or pendency of the Merger; (d) taking or not taking any actions at the direct written request of Parent; (e) any change in applicable law, rule or regulation or GAAP or in the interpretations thereof after the Agreement date; and (f) natural disaster, hostilities, acts of war or terrorism or any material escalation of any such natural disaster, hostilities, acts of war or terrorism existing as of the date hereof (provided in each case that such changes do not have a unique or materially disproportionate impact on the Company or any Company Subsidiary).

“Company Option” means each option to acquire shares of Company Common Stock granted under the Company Stock Plan.

“Company Products” means all Software and other products, Technologies and services developed (including Software and other products, Technologies and services under development), made, commercially provided, distributed, imported, sold or out-licensed by or on behalf of the Company or any Company Subsidiary since its inception or which the Company currently intends to make, commercially provide, distribute, import, sell or out-license in the future.

“Company Registered Intellectual Property” means the applications, registrations and filings for Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Entity by or in the name of the Company or any Company Subsidiary, or that are otherwise owned or purported to be owned by the Company or a Company Subsidiary.

“Company Restricted Stock” means all shares of Company Common Stock subject to restriction.

“Company Stock Plans” means the Company’s 2000 Share Option Plan, 2003 Share Option Plan and 2006 Equity Incentive Plan and any other Company Employee Plan providing for the granting of equity awards or equity-based awards.

“Company Subsidiary” means any corporation, association, business entity, partnership, limited liability company or other entity of which the Company, either alone or together with one or more such entities, (i) directly or indirectly owns or controls securities or other interests representing more than fifty percent (50%) of the voting power of such entity, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such entity’s board of directors or other governing body.

“Company Warrant” means any outstanding warrant to purchase Company Capital Stock.

“Contract” means any written, oral or other agreement, contract, subcontract, settlement agreement, lease, sublease, license, occupancy agreement, legally binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding, commitment or arrangement, or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

“ Conversion Ratio” means with respect to any series of Preferred Stock the quotient of (i) the original issue price per share of such series of Preferred Stock divided by (ii) the then applicable per share conversion price at which one share of such series of Preferred Stock is convertible into one share of Company Common Stock, in the case of both (i) and (ii), as set forth in the Certificate of Incorporation of the Company.

“Copyleft License” means any Open Source Software license that requires, as a condition of use, modification and/or distribution of Software licensed under such license, that such Software, or other Software or content incorporated into, derived from, used, or distributed with such Software: (i) be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company Products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law), or (iv) be redistributable at no or a nominal license fee. Copyleft Licenses include without limitation the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public

License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.

“Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice (written or oral) by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of, or exposure to, any Material of Environmental Concern at any location, whether or not owned or operated by the Company or any Company Subsidiary or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” means all federal, state, local and foreign laws, regulations, ordinances, requirements of governmental authorities, and common law relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including, without limitation, laws and regulations relating to (i) emissions, discharges, releases or threatened releases of, or exposure to, Materials of Environmental Concern, (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Materials of Environmental Concern, and (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources.

“Exchange Ratio” means the quotient (rounded out to four (4) decimal places) of (i) the Per Share Merger Consideration and (ii) the Parent Stock Average Closing Price.

“Financial Statements” means the Audited Financial Statements and the Interim Financial Statements.

“Fully Diluted Share Number” means the number of shares of Company Common Stock, whether vested or unvested, outstanding immediately prior to the Effective Time assuming for this purpose (i) conversion into Company Common Stock of all outstanding shares of Company Preferred Stock (including all shares of Company Preferred Stock issuable on exercise of Company Warrants in accordance with Section 1.10(d)(i)) and (ii) the exercise or conversion in full of all outstanding Company Options and Company Warrants, whether vested or unvested (assuming for-cash exercise).

“Indebtedness” means (i) all indebtedness owed to a third party for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any other indebtedness owed to a third party that is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under financing leases, (iv) all obligations under letters of credit and acceptances issued or created, (v) all liabilities secured by any Lien on any property, (vi) all obligations under swaps and other hedging arrangements and (vii) all guarantee obligations. Without limiting the foregoing, Schedule 9.3(a) contains a list of amounts due from the Company and/or a Company Subsidiary which shall not be deemed to be included in Indebtedness.

“Institution” means any educational institution or any fund granting agency or body (private or governmental) or any Governmental Entity.

“Intellectual Property” means any or all of the following (i) works of authorship including computer programs, source code, and executable code, whether embodied in Software, or otherwise, architecture, documentation, designs, files, records, and data, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) proprietary and confidential information, Trade Secrets and know how, (iv) databases, data compilations and collections and technical data, (v) logos, trade names, trade dress, trademarks and service marks, and other indicators of source or origin, (vi) domain names, web addresses and sites, (vii) tools, methods and processes, (viii) devices, prototypes, schematics, breadboards, netlists, test methodologies, verilog files, emulation and simulation reports, test vectors and hardware development tools and (ix) any and all instantiations of the foregoing in any form and embodied in any media.

“Intellectual Property Rights” means all intellectual property rights and industrial property rights of any kind or nature worldwide (whether common law or statutory rights) including (i) patents, patent applications and inventors’ certificates, (ii) copyrights, copyright registrations and copyright applications and “moral” rights, (iii) mask works and mask sets, and all applications and registrations of any of the foregoing, (iv) confidential and proprietary information, trade and industrial secrets and discoveries, concepts, ideas, research and development, technology, know-how, formulae, inventions, compositions, processes, techniques, technical data and information, procedures, semiconductor device structures (including gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, designs (including circuit designs and layouts), drawings, specifications, databases and other information, including customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals (“Trade Secrets”), (v) rights of publicity, privacy and rights to personal information, (vi) other proprietary rights in or relating to Software, Intellectual Property, or intangible property, (vii) trademarks, trade names and service marks, (viii) divisions, continuations, renewals, re-examinations, substitutions, reissuances and extensions of the foregoing (as applicable) and (ix) analogous rights to those set forth above, including the right to enforce and recover remedies for any of the foregoing.

“Interim Balance Sheet” means the unaudited balance sheet of the Company and its consolidated subsidiaries as at June 30, 2010.

“Interim Financial Statements” means the Interim Balance Sheet and the related statements of income, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries for the six (6) months ended June 30, 2010.

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) with respect to any natural person, the actual knowledge, of such person, or (ii) with respect to any corporation or entity, the actual knowledge of such party’s officers and directors provided that such persons shall have made a reasonable inquiry.

“Legal Requirement” means, with respect to any Person, any law, treaty, statute, code, ordinance, decree, administrative order, constitution, extension orders, bylaw, permit, directive, policy, standard, rule, regulation, guideline and lawful requirements of any Governmental Entity and all judicial, quasi-judicial, administrative, quasi-administrative and arbitral judgments, orders (including injunctions) decisions or awards of any Governmental Entity, including general principles of common law, civil law and equity applicable to such Person, any property (immovable and real or movable and personal, tangible or intangible) of such Person or any activity of such Person.

“ Liability” means all Indebtedness, obligations, and other liabilities of a Person whether absolute or contingent (or based upon any contingency), known or unknown, matured or unmatured, fixed or otherwise, due or to become due, whether or not accrued or paid.

“Lien” means, with respect to any asset (including any security), any option, right of first refusal, mortgage, deed of trust, deed to secure debt, hypothecation, assignment, lien (statutory or other), right of way, easement, encroachment, pledge, charge, security interest, encumbrance or similar restriction of any kind in respect of such asset.

“Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum and petroleum products, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins or other substances that may have an adverse effect on human health or the environment.

“Open Source Software” means all software that is distributed under an open source license, which includes (A) any license approved by the Open Source Initiative or any similar license, (B) any license that meets the Open Source Definition or the Free Software Definition, and (C) to the extent not including in the foregoing (A) and (B), any Copyleft Licenses.

“Other Employees” means the employees of the Company and Company Subsidiaries who hold engineering or product positions with the Company or a Company Subsidiary other than the Key Employees, as set forth on Schedule 9.3(b) hereto.

“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

“Parent Options” means the stock options to be granted by Parent for the purchase of Parent Common Stock.

“Parent Stock Average Closing Price” means the average of the last sales price for a share of Parent Common Stock on the NASDAQ Global Select Market for the ten (10) trading days immediately preceding and ending on the trading day that is three (3) trading days prior to the Closing Date.

“Per Share Escrow Amount” means the quotient of (i) the Escrow Amount, divided by (ii) the sum of (A) the number of shares of Company Common Stock (after giving effect to the conversion of Preferred Stock into Common Stock immediately prior to the Closing), plus (B) the number of shares of Company Common Stock for which Vested Company Options are exercisable immediately prior to the Effective Time (and excluding, for the avoidance of doubt, any shares of Company Capital Stock relating to Company Options which are unvested immediately prior to the Effective Time) plus (C) the number of shares of Company Common Stock for which the Preferred Stock issuable on exercise of outstanding Company Warrants are convertible immediately prior to the Effective Time.

“ Per Share Expense Amount” means the quotient of (i) the Expense Amount, divided by (ii) the sum of (A) the number of shares of Company Common Stock (after giving effect to the conversion of Preferred Stock into Common Stock immediately prior to the Closing, including all Preferred Stock issued on exercise of the Company Warrants in accordance with Section 1.10(d)) plus (B) the number of shares of Company Common Stock for which Vested Company Options are exercisable immediately prior to the Effective Time (and excluding, for the avoidance of doubt, any shares of Company Capital Stock relating to Company Options which are unvested immediately prior to the Effective Time) plus (C) the number of shares of Company Common Stock for which the Preferred Stock issuable on exercise of outstanding Company Warrants are convertible immediately prior to the Effective Time.

“Per Share Merger Consideration” means the quotient of (i) the Initial Merger Consideration plus 75% of the aggregate exercise price of all Company Warrants outstanding immediately prior to the Effective Time divided by (ii) the Fully Diluted Share Number.

“Permitted Lien” means (i) Permitted Tax Liens, (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Legal Requirements, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies incurred in the ordinary course of business and on a basis consistent with past practice securing obligations that are (x) not yet delinquent or (y) being contested in good faith, and (v) restrictions on transfer of securities imposed by applicable state and federal securities laws.

“Permitted Tax Liens” means statutory liens or encumbrances for Taxes accruing but not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

“Person” means an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization, a group, a Government Entity or any other type of entity.

“Proportionate Indemnification Share” means, subject to any adjustments under Section 1.8(a), with respect to each Company Stockholder, holder of Vested Company Options or holder of Company Warrants, a fraction, the numerator of which is the aggregate dollar amount payable in cash at the Closing to such Company Stockholder or holder of Vested Company Options or holder of Company Warrants in exchange for (i) all shares of Company Common Stock owned by such holder pursuant to Sections 1.9(a) and (d) immediately prior to the Effective Time); (ii) all shares of Company Common Stock for which Vested Company

Options are exercisable immediately prior to the Effective Time (and excluding, for the avoidance of doubt, any shares of Company Capital Stock relating to Company Options which are unvested immediately prior to the Effective Time) owned by such holder and (iii) plus all shares of Company Common Stock for which the Preferred Stock issuable on exercise of outstanding Warrants are convertible immediately prior to the Effective Time owned by such holder, in each case, and as set forth on the Final Conversion Schedule and the denominator of which is the aggregate dollar amount to be payable in cash at the Closing in respect of all shares of Company Common Stock owned by all Company Stockholders pursuant to Sections 1.9(a) and (d),and all shares of Company Common Stock for which Vested Company Options are exercisable immediately prior to the Effective Time (and excluding for the avoidance of doubt, any shares of Company Capital Stock relating to Company Options which are unvested immediately prior to the Effective Time) and all shares of Company Common Stock for which the Preferred Stock issuable on exercise of Company Warrants are convertible that are outstanding immediately prior to the Effective Time.

“Retention Costs” means all costs arising out of any retention, bonus or other enhanced compensation or severance arrangement entered into between the Company or any Company Subsidiaries, on the one hand, and any employee of the Company or any Company Subsidiary, on the other hand, after September 17, 2010 and in connection with the proposed transaction without the prior written consent of Parent.

“Shrink-Wrapped Code” means generally commercially available software code (other than development tools and development environments) where available for a cost of not more than Five Hundred Dollars ($500) for a perpetual license for a single user or work station (or Twenty-Five Thousand Dollars ($25,000) in the aggregate for all users and work stations).

“Software” means computer software, firmware and programs in source code, executable code, tools, developers kits and utilities, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

“Source Code” means computer software or code in high-level computer language readable by humans skilled in the language and in a form for making modifications to such software or code. Source Code includes related documentation and tools, including comments, internal development tools and build environments.

“Specified Representations” means the representation and warranties contained in Sections 2.1(a) and, to the extent related to Wintegra Ltd., (b) (Organization, Standing and Power), 2.2 (Capitalization, Title to Securities), 2.3 (Authority) and 2.13 (Taxes).

“Straddle Period” means a taxable year or period beginning on or before, and ending after, the Closing Date.

“Tax” or “Taxes” means all federal, state, local and non-U.S. taxes, and other assessments of a similar nature including, without limitation: (i) taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, profits, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added or gains taxes; (iii) license, registration and documentation fees; (iv) customs duties, tariffs and similar charges and (v) obligations pursuant to laws of escheat or unclaimed or abandoned property, in the case of each of the foregoing clause (i) through (v), whether imposed directly or through withholding and including any interest, additions to tax, or penalties applicable thereto.

“Tax Authority” means the IRS and any other national, regional, state, municipal, non-U.S. or other governmental or regulatory authority or administrative body responsible for the administration of any Taxes.

“Tax Return” means all federal, state, local and non-U.S. tax returns, declarations, statements, reports, schedules, forms and information returns or other documents and any amendments thereto required to be filed with a Tax Authority.

“Technology” means tangible embodiments of Intellectual Property, whether in electronic or written media, including Company Products, Software, technical documentation, specifications, information, schematics, designs (including, without limitation, circuit designs and layouts), semiconductor device structures (including, without limitation, gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, formulae, algorithms, application programming interfaces, user interfaces, procedures, methods, techniques, test reports, bills of material, build instructions, ideas, know-how, research and development, technical data, lab notebooks, prototypes, samples, studies, programs, routines, subroutines, formulae, data bases, tools, materials, specifications, processes, inventions (whether patentable or unpatentable), apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of any of the foregoing.

“Treasury Regulations” means regulations promulgated by the IRS under the Code.

“Transfer Tax” means all U.S. federal, state, local, or non-U.S. transfer, documentary, sales, use, stamp, registration or similar taxes that may be imposed in connection with the transactions contemplated by this Agreement, in each case, together with any interest, additions to tax or penalties with respect thereto and any interest in respect of such additions to tax or penalties.

Section 9.4 Counterparts.

This Agreement may be executed in two or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 9.5 Entire Agreement; Nonassignability; Parties in Interest.

This Agreement, the Ancillary Agreements and the documents and instruments and other agreements specifically referred to herein or therein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Company Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, (b) except as specifically stated in a particular section of the transaction documents referred to above, shall not create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement, other than any Officer Indemnified Party pursuant to the provisions of Section 5.9 above (c) except by operation of the Merger, shall not be assigned by operation of law or otherwise except as otherwise specifically provided; provided, however, that Parent and Merger Sub may (x) assign any or all of their respective rights and interests hereunder to one or more of their affiliates, and (y) designate one or more of their respective affiliates to perform its obligations hereunder (in any or all of which cases Parent nonetheless shall remain responsible for the performance of all of its obligations hereunder), and (d) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Without limiting the foregoing, it is expressly understood and agreed that the provisions of Section 5.6 are statements of intent and no employees shall have any rights or remedies, including rights of enforcement, with respect thereto and no employee or other Person is or is intended to be a third-party beneficiary thereof.

Section 9.6 Severability.

In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.7 Governing Law.

THIS AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. In any action between or among any of the parties, whether arising out of this Agreement or otherwise, (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in Delaware; and (b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF; and (c) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.2 hereof.

Section  9.8 Rules of Construction.

The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.9 Specific Performance.

The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof.

Section 9.10 Descriptive Headings.

The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.11 Counterparts.

This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.12 Facsimile Signature.

This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company, Parent, Merger Sub and the Stockholders’ Agent have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

PMC-SIERRA, INC.

By:	/s/ Gregory S. Lang

Name:	Gregory S. Lang

Title:	President and Chief Executive Officer

ROSEWOOD ACQUISITION CORP.

By:	/s/ Ra’ed Elmurib

Name:	Ra’ed Elmurib

Title:	President

WINTEGRA, INC.

By:	/s/ Jacob (Kobi) Ben-Zvi

Name:	Jacob (Kobi) Ben-Zvi

Title:	President and Chief Executive Officer

CONCORD (K.T.) VENTURE MANAGEMENT LTD. As Stockholders’ Agent

By:	/s/ Yaron Rosenboim

Name:	Yaron Rosenboim

Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]